Filed Pursuant to Rule 424(b)(5)
Registration No. 333-211371

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Series B Preferred units	10,810,000	$25.00	$270,250,000	$33,647

(1)	Includes 1,410,000 Series B Preferred units subject to the underwriters’ option, solely to cover over-allotments.
(2)

The registration fee, calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, is being transmitted to the SEC on a deferred basis in accordance with Rules 456(b) and 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 13, 2016)

9,400,000 Units

6.550% Series B Preferred Units

Representing Limited Liability Company Interests

Oaktree Capital Group, LLC

This prospectus supplement relates to 9,400,000 units of our 6.550% Series B Preferred units representing limited liability company interests. We intend to use the net proceeds from this offering for general corporate purposes, including to fund investments.

Investing in our Series B Preferred units involves risks. Please see “Risk Factors” beginning on page S-18 of this prospectus supplement and page 4 of the accompanying prospectus and in the documents incorporated by reference for a discussion of risk factors you should consider before investing in our Series B Preferred units.

We intend to apply to list the Series B Preferred units on the New York Stock Exchange (the “NYSE”) under the symbol “OAK PR B.” If the application is approved, we expect trading of the Series B Preferred units on the NYSE to begin within 30 days after the Series B Preferred units are first issued.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Series B Preferred Unit	Total
Public offering price (1)	$25.00	$235,000,000
Underwriting discount (2)	$0.7873	$7,400,775
Aggregate proceeds, before expenses, to us (3)	$24.2127	$227,599,225

(1)	Plus declared and unpaid distributions, if any, from August 9, 2018 if initial settlement occurs after that date.
(2)

The underwriting discount will be $0.7875 per Series B Preferred unit for retail orders and $0.5000 per Series B Preferred unit for institutional orders. The underwriting discount per unit represents a weighted average based on retail and institutional order allocation and is rounded to the nearest 1/10,000th of a dollar.

(3)	Assumes no exercise of the underwriters’ over-allotment option described below.

We have granted the underwriters the option to purchase, exercisable within 30 days of the date of this prospectus supplement, up to 1,410,000 additional Series B Preferred units on the same terms and conditions set forth above, solely to cover over-allotments (the “over-allotment option”). We intend to use any proceeds that we receive from the exercise of the over-allotment option for general corporate purposes, including to fund investments.

The underwriters expect to deliver the Series B Preferred units against payment in New York, New York on August 9, 2018, which is the fifth business day following the date of this prospectus supplement.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	UBS Investment Bank	Wells Fargo Securities	RBC Capital Markets

Senior Co-Managers

Barclays	Citigroup	Goldman Sachs & Co. LLC	HSBC	J.P. Morgan

Co-Managers

BNY Mellon Capital Markets, LLC	Credit Suisse	MUFG	US Bancorp

Prospectus Supplement dated August 2, 2018.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Information incorporated by reference after the date of this prospectus supplement is considered a part of this prospectus supplement and may add, update or change information contained in this prospectus supplement. Any information in such subsequent filings that is inconsistent with this prospectus supplement and the accompanying prospectus will supersede the information in this prospectus supplement and the accompanying prospectus.

This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and/or incorporate by reference information you should consider when making an investment decision. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any such free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless the context otherwise requires:

“Oaktree,” “OCG,” “we,” “us,” “our” or “our company” refers to Oaktree Capital Group, LLC and, where applicable, its subsidiaries and affiliates.

“Oaktree Operating Group,” or “Operating Group,” refers collectively to (a) Oaktree Capital I, L.P., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P. and Oaktree AIF Investments, L.P., each a Delaware limited partnership, and Oaktree Capital Management (Cayman), L.P., a Cayman Islands exempted limited partnership, and (b) any other subsidiary of the Company (whether now existing or hereafter formed) that is designated from time to time as part of the Oaktree Operating Group by our board of directors and that either (i) acts as or controls the general partners and investment advisers of our funds or (ii) holds interests in other entities or investments generating income for us.

“OCGH” refers to Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, which holds an interest in the Oaktree Operating Group and all of our Class B units.

“OCGH unitholders” refers collectively to our senior executives, current and former employees and certain other investors who hold interests in the Oaktree Operating Group through OCGH.

“assets under management,” or “AUM,” generally refers to the assets we manage and equals the NAV (as defined below) of the assets we manage, the leverage on which management fees are charged, the undrawn capital that we are entitled to call from investors in our funds pursuant to their capital commitments, and our pro-rata portion of AUM managed by DoubleLine Capital LP and its affiliates (collectively, “DoubleLine”) in which we hold a minority ownership interest. For our collateralized loan obligation vehicles (“CLOs”), AUM represents the aggregate par value of collateral assets and principal cash, for our publicly-traded BDCs, gross assets (including assets acquired with leverage), net of cash, and for DoubleLine funds, NAV. Our AUM amounts include AUM for which we charge no management fees. Our definition of AUM is not based on any definition contained in our operating agreement or the agreements governing the funds that we manage. Our

S-ii

calculation of AUM and the two AUM-related metrics described below may not be directly comparable to the AUM metrics of other investment managers.

•

“management fee-generating assets under management,” or “management fee-generating AUM,” is a forward-looking metric and generally reflects the beginning AUM on which we will earn management fees in the following quarter, as well as our pro-rata portion of the fee basis of DoubleLine’s AUM. Our closed-end funds typically pay management fees based on committed capital, drawn capital or cost basis during the investment period, without regard to changes in NAV, and during the liquidation period on the lesser of (a) total funded capital or (b) the cost basis of assets remaining in the fund. The annual management fee rate generally remains unchanged from the investment period through the liquidation period. Our open-end and evergreen funds typically pay management fees based on their NAV, our CLOs pay management fees based on the aggregate par value of collateral assets and principal cash, as defined in the applicable CLO indentures, our publicly-traded BDCs pay management fees based on gross assets (including assets acquired with leverage), net of cash, and DoubleLine funds typically pay management fees based on NAV.

•

“incentive-creating assets under management,” or “incentive-creating AUM,” refers to the AUM that may eventually produce incentive income. It generally represents the NAV of our funds for which we are entitled to receive an incentive allocation, excluding CLOs and investments made by us and our employees and directors (which are not subject to an incentive allocation), gross assets (including assets acquired with leverage), net of cash, for our publicly-traded BDCs, and our pro-rata portion of DoubleLine’s incentive-creating AUM. All funds for which we are entitled to receive an incentive allocation are included in incentive-creating AUM, regardless of whether or not they are currently above their preferred return or high-water mark and therefore generating incentives. Incentive-creating AUM does not include undrawn capital commitments.

“consolidated funds” refers to the funds and CLOs that Oaktree is required to consolidate as of the applicable reporting date.

“funds” refers to investment funds and, where applicable, CLOs and separate accounts that are managed by us or our subsidiaries.

“initial public offering” refers to the listing of our Class A units on the New York Stock Exchange on April 12, 2012 whereby Oaktree sold 7,888,864 Class A units and selling unitholders sold 954,159 Class A units.

“Intermediate Holding Companies” collectively refers to the subsidiaries wholly owned by us.

“net asset value,” or “NAV,” refers to the value of all the assets of a fund (including cash and accrued interest and dividends) less all liabilities of the fund (including accrued expenses and any reserves established by us, in our discretion, for contingent liabilities) without reduction for accrued incentives (fund level) because they are reflected in the partners’ capital of the fund.

“senior executives” refers collectively to Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone.

“underwriters” refers collectively to the underwriter or underwriters named in the first table under “Underwriting.” If only one underwriter is named in that table, then “underwriters” refers to that one underwriter.

This prospectus supplement and the accompanying prospectus and their contents do not constitute and should not be construed as an offer of securities of any Oaktree funds or an offer of Series B Preferred units in any jurisdiction where the offer or sale is not permitted.

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WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, and other information with the U.S. Securities and Exchange Commission (the “SEC”). You can inspect and copy these reports and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the complete registration statement and all of the exhibits thereto, are also available through the SEC’s website at http://www.sec.gov. Our internet address is www.oaktreecapital.com. We are not incorporating the contents of our website into this prospectus supplement or the accompanying prospectus (apart from those documents that are referenced below).

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring to those documents. We hereby incorporate by reference the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 23, 2018 (our “Annual Report”);

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018 and June 30, 2018, filed with the SEC on May 4, 2018 and August 1, 2018, respectively (our “Quarterly Reports”);

•	Our Current Reports on Form 8-K filed on February 12, 2018, March 1, 2018, April 4, 2018, May 11, 2018 and May 17, 2018; and

•	Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and before the termination of the offering.

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Oaktree Capital Group, LLC

333 South Grand Avenue 28th Floor

Los Angeles, CA 90071

Attention: Investor Relations

Telephone: (213) 830-6483

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, our future results of operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including, but not limited to, changes in our anticipated revenue and income, which are inherently volatile; changes in the value of our investments; the pace of our raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of our existing funds; the amount and timing of distributions on our Series B Preferred units, Series A Preferred units and Class A units; changes in our operating or other expenses; the degree to which we encounter competition; and general political, economic and market conditions. The factors described in the section titled “Risk Factors” herein, and listed in the item captioned “Risk Factors” in our Annual Report incorporated by reference herein, describe risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in our forward-looking statements.

Forward-looking statements contained in this prospectus supplement speak only as of the date of this prospectus supplement. Except as required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA

The documents incorporated and deemed to be incorporated by reference herein include or may include, and any free writing prospectus that may be provided to you in connection with this offering may include, market and industry data and forecasts that are derived from independent reports, publicly available information, various industry publications, other published industry sources and our internal data, estimates and forecasts. Independent reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. We have not commissioned, nor are we affiliated with, any of the sources cited herein.

Our internal data, estimates and forecasts are based upon information obtained from investors in our funds, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

S-v

SUMMARY

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus supplement and the accompanying prospectus and any other offering materials, together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Our Company

Oaktree is a leader among global investment managers specializing in alternative investments, with $121.6 billion in AUM as of June 30, 2018. Our mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity. We emphasize an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Over more than three decades, we have developed a large and growing client base through our ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets.

We manage assets on behalf of many of the most significant institutional investors in the world. Our clientele (excluding DoubleLine’s clientele) includes 75 of the 100 largest U.S. pension plans, 38 state retirement plans in the United States, over 400 corporations and/or their pension funds, over 340 university, charitable and other endowments and foundations, over 15 sovereign wealth funds, and over 350 other non-U.S. institutional investors. As measured by AUM (excluding our pro-rata portion of DoubleLine’s AUM), approximately 74% of our clients are invested in two or more different investment strategies, and 36% are invested in four or more. Headquartered in Los Angeles, we serve these clients with over 900 employees and offices in 18 cities worldwide.

Our business is comprised of one segment, our investment management business, which consists of the investment management services that we provide to our clients. Our revenue flows from the management fees and incentive income generated by the funds that we manage, as well as the investment income earned from the investments we make in our funds, third-party funds and other companies. The management fees that we receive are based on the contractual terms of the relevant fund and are typically calculated as a fixed percentage of the capital commitments (as adjusted for distributions during a fund’s liquidation period), drawn capital, cost basis or NAV of the particular fund. Incentive income represents our share (typically 20%) of the investors’ profits in most of the closed-end and evergreen funds. Investment income reflects the investment return on a mark-to-market basis and our equity participation on the amounts that we invest in Oaktree and third-party funds, as well as in CLOs and other companies.

Oaktree Capital Group, LLC is a Delaware limited liability company that was formed on April 13, 2007. Before 2007, our business was operated through our predecessor, Oaktree Capital Management, LLC, which was formed in 1995. Our principal executive offices are located at 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071, and our telephone number is (213) 830-6300.

Organizational Structure

Oaktree Capital Group, LLC is owned by its Class A and Class B unitholders and its Series A Preferred unitholders and, after giving effect to this offering, its Series B Preferred unitholders. Oaktree Capital Group Holdings GP, LLC acts as our manager and is the general partner of Oaktree Capital Group Holdings, L.P., which owns 100% of our outstanding Class B units. OCGH is owned by the OCGH unitholders. Our operations are conducted through a group of operating entities collectively referred to as the “Oaktree Operating Group.”

OCGH has a direct economic interest in the Oaktree Operating Group and we have an indirect economic interest in the Oaktree Operating Group. We collectively refer to the interests in the Oaktree Operating Group as the “Oaktree Operating Group units.” An Oaktree Operating Group unit is not a separate legal interest but represents one limited partnership interest in each of the Oaktree Operating Group entities.

Class A units are entitled to one vote per unit. Class B units are entitled to ten votes per unit. However, if the Oaktree control condition (as defined below) is no longer satisfied, our Class B units will be entitled to only one vote per unit. Holders of our Class A units and Class B units generally vote together as a single class on the limited set of matters on which our unitholders have a vote. Such matters, which must be approved by a majority (or, in the case of election of directors when the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, include a proposed sale of all or substantially all of our assets, certain mergers and consolidations, certain amendments to our operating agreement and an election by our board of directors to dissolve the company. The Class B units do not represent an economic interest in Oaktree Capital Group, LLC. The number of Class B units held by OCGH, however, increases or decreases with corresponding changes in OCGH’s economic interest in the Oaktree Operating Group.

Our operating agreement provides that so long as our senior executives, or their successors or affiliated entities (other than us or our subsidiaries), including OCGH, collectively hold, directly or indirectly, at least 10% of the aggregate outstanding Oaktree Operating Group units, our manager, Oaktree Capital Group Holdings GP, LLC, which is 100% owned and controlled by our senior executives, will be entitled to designate all the members of our board of directors. We refer to this ownership condition as the “Oaktree control condition.” Holders of our Class A units and Class B units have no right to elect our manager. So long as the Oaktree control condition is satisfied, our manager will control the membership of our board of directors, which will manage all of our operations and activities and will have discretion over significant corporate actions, such as the issuance of securities, payment of distributions, sale of assets, making certain amendments to our operating agreement and other matters. Please see “Description of Units” in the accompanying prospectus.

Holders of the Series A preferred units have voting rights only under certain limited circumstances, and do not have the right to elect our manager. Holders of the Series B preferred units will also have voting rights only under certain limited circumstances, and will not have the right to elect our manager. In certain circumstances, and regardless of whether or not the Oaktree control condition is then satisfied, the size of our board of directors will be increased by two and the holders of our Series B Preferred units, voting together as a single class with the holders of our Series A Preferred units and any other applicable series of parity units, will be entitled to elect these two additional directors. See “Description of the Series B Preferred Units—Voting Rights.”

The diagram below depicts our organizational structure as of July 31, 2018.

(1)	Holds 100% of the Class B units and 0.02% of the Class A units, which together represent 92.4% of the total combined voting power of our outstanding Class A and Class B units. The Class B units have no economic interest in us. The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC, which is controlled by our senior executives. Oaktree Capital Group Holdings GP, LLC also acts as our manager and in that capacity has the authority to designate all the members of our board of directors for so long as the Oaktree control condition is satisfied, subject to the right of holders of our Series B Preferred units and any other applicable series of parity units to elect members of our board of directors as described under “Description of the Series B Preferred Units—Voting Rights.”
(2)	Oaktree Capital Group, LLC intends to cause the net proceeds from the sale of the Series B Preferred units to be contributed to Oaktree Capital I, L.P. In consideration of such contribution, Oaktree Capital I, L.P. will issue to Oaktree Capital Group, LLC or one of its subsidiaries units of a new series of preferred units with economic terms designed to materially mirror those of the Series B Preferred units, which we refer to as the Mirror Interests. See “Description of Series B Preferred Units—Mirror Interests.” Oaktree Capital Group, LLC holds, directly or indirectly, the Series A Preferred mirror units issued by Oaktree Capital I, L.P., which we refer to as the Series A Preferred Mirror Units and which were issued in connection with the issuance of the Series A Preferred units.
(3)	The percent economic interest represents the number of Class A units as a percentage of the Oaktree Operating Group units based on 157,156,282 Oaktree Operating Group units outstanding as of July 31, 2018.

(4)

The percent economic interest in Oaktree Operating Group represents the aggregate number of Oaktree Operating Group units held, directly or indirectly, as a percentage of the total number of Oaktree Operating Group units based on 157,156,282 Oaktree Operating Group units outstanding as of July 31, 2018.

(5)

Oaktree Capital Group, LLC holds 1,000 shares of non-voting Class A common stock of Oaktree AIF Holdings, Inc., which are entitled to receive 100% of any dividends. Oaktree Capital Group Holdings, L.P. holds 100 shares of voting Class B common stock of Oaktree AIF Holdings, Inc., which do not participate in dividends or otherwise represent an economic interest in Oaktree AIF Holdings, Inc.

(6)

Owned indirectly by Oaktree Holdings, LLC through an entity not reflected in this diagram that is treated as a partnership for U.S. federal income tax purposes. Through this entity, each of Oaktree Holdings, Inc. and Oaktree Holdings, Ltd. owns a less than 1% indirect interest in Oaktree Capital I, L.P.

The Offering

This summary is not a complete description of the Series B Preferred units. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the Series B Preferred units, see the section entitled “Description of the Series B Preferred Units” in this prospectus supplement.

In this portion of the summary, the terms “we,” “us” and “our” refer only to Oaktree Capital Group, LLC and not any of our subsidiaries or affiliates.

Issuer	Oaktree Capital Group, LLC

Series B Preferred units	6.550% Series B Preferred units.

Liquidation Preference	$25.00 per Series B Preferred unit.

Underwriters’ option	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,410,000 additional Series B Preferred units from us at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount, solely to cover over-allotments.

Maturity	The Series B Preferred units do not have a maturity date, and we are not required to redeem or repurchase the Series B Preferred units. Accordingly, the Series B Preferred units will remain outstanding indefinitely unless we decide to redeem or repurchase them.

Distributions	When, as, and if declared by our board of directors out of funds legally available, distributions on the Series B Preferred units will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning December 15, 2018, at a rate per annum equal to 6.550%. Distributions on the Series B Preferred units are non-cumulative. Accordingly, if our board of directors does not declare a distribution before the scheduled record date for any distribution period, we will not make a distribution in that distribution period, whether or not distributions on the Series B Preferred units are declared or paid for any future distribution period.

Unless distributions have been declared and paid or declared and set apart for payment on the Series B Preferred units for a quarterly distribution period, during the remainder of that distribution period we may not repurchase any common units or junior units (as defined herein) and we may not declare or pay or set apart payment for distributions on any common units or junior units for the remainder of that distribution period, other than Permitted Distributions (as defined under “Description of the Series B Preferred Units—Distributions”). These restrictions are not applicable during the initial distribution period, which is the period from the original issue date to, but excluding, December 15, 2018.

Amount Payable in Liquidation	If we liquidate, dissolve or wind up, then the holders of the Series B Preferred units outstanding at such time will be entitled to receive a payment out of our assets available for distribution to such holders equal to the sum of the $25.00 liquidation preference per Series B Preferred unit and declared and unpaid distributions, if any, to, but excluding, the date we liquidate, dissolve or wind up (the “Preferred Unit Liquidation Value”), to the extent that we have sufficient gross income (excluding any gross income attributable to the sale or exchange of capital assets) in the year of our liquidation, dissolution or winding up and in the prior years in which the Series B Preferred units have been outstanding to ensure that each holder of Series B Preferred units will have a capital account balance equal to the Preferred Unit Liquidation Value. We refer to our gross income (excluding any gross income attributable to sale or exchange of capital assets) as our “gross ordinary income.”

Based on current information, we believe we will have sufficient gross ordinary income in calendar year 2018 to ensure that the holders of the Series B Preferred units will have capital account balances as of the end of calendar year 2018 that entitle each holder, upon our liquidation, dissolution or winding up, to the Preferred Unit Liquidation Value, but no assurance can be provided regarding the level of our future gross ordinary income. See “Description of the Series B Preferred Units—Amount Payable in Liquidation.”

The amount payable per Series B Preferred unit in connection with a liquidation, dissolution or winding up of us will be impacted by the amount of indebtedness then outstanding which ranks senior to the Series B Preferred units, the terms of any equity securities then outstanding which rank equal to the Series B Preferred units (such as the Series A Preferred units, if then outstanding) and the terms of any equity securities then outstanding which rank senior to the Series B Preferred units. See “Risk Factors—There is no limitation on our issuance of debt securities that rank senior to the Series B Preferred units or equity securities that rank equally with the Series B Preferred units and, under certain circumstances, we may issue equity securities that rank senior to the Series B Preferred units.”

Optional Redemption	We may redeem, at our option, out of funds legally available, the Series B Preferred units, in whole or in part, at any time on or after September 15, 2023 at a price of $25.00 per Series B Preferred unit plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Holders of the Series B Preferred units will have no right to require the redemption of the Series B Preferred units.

Change of Control Redemption

If a Change of Control Event (as defined under “Description of the Series B Preferred Units—Change of Control Redemption”) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Tax Redemption	If a Tax Redemption Event (as defined under “Description of the Series B Preferred units—Tax Redemption”) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, at a price of $25.50 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Rating Agency Redemption	If a Rating Agency Event (as defined under “Description of the Series B Preferred Units—Rating Agency Redemption”) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Rating Agency Event, at a price of $25.50 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Distribution Rate Step-Up Following Change of Control Event	If (i) a Change of Control Event occurs (whether before, on or after September 15, 2023) and (ii) we do not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Series B Preferred units, the distribution rate per annum on the Series B Preferred units will increase by 5.00%, beginning on the 31st day following such Change of Control Event. See “Description of the Series B Preferred Units—Change of Control Redemption.”

Voting Rights	Holders of the Series B Preferred units will not have any of the voting rights given to holders of our Class A units, except that holders of the Series B Preferred units will be entitled to the voting rights described under “Description of the Series B Preferred Units—Voting Rights.”

Ranking	The Series B Preferred units will rank senior to our Class A and Class B units and equally with each other series of parity units, including our Series A Preferred units. See “Description of the Series B Preferred Units—Ranking.”

No Conversion Rights	The Series B Preferred units will not be convertible into Class A units or any other class or series of our interests or any other security.

Use of proceeds	The net proceeds from the sale of the Series B Preferred units are estimated to be approximately $227.6 million (or approximately

$261.7 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount but before deducting expenses. We intend to use the net proceeds for general corporate purposes, including to fund investments.

See “Use of Proceeds” and “Description of the Series B Preferred Units—Mirror Interests” in this prospectus supplement.

Listing	We intend to apply to list the Series B Preferred units on the NYSE under the symbol “OAK PR B.” If the application is approved, we expect trading in the Series B Preferred units on the NYSE to begin within 30 days after the Series B Preferred units are first issued.

Risk factors	Investing in the Series B Preferred units involves risks. Before deciding whether to invest in the Series B Preferred units, you should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-18, on page 4 of the accompanying prospectus, and under the caption “Risk Factors” in our Annual Report, as well as the other information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following summary historical consolidated financial information and other data of Oaktree Capital Group, LLC should be read together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and our Quarterly Reports, the audited consolidated financial statements and related notes in our Annual Report, and the unaudited consolidated financial statements and related notes in our Quarterly Reports, which are incorporated by reference herein.

Our summary historical consolidated financial information and other data presented below as of and for the six months ended June 30, 2018 and June 30, 2017 has been derived from our unaudited consolidated financial statements, which are included in our Quarterly Report for the quarterly period ended June 30, 2018 and incorporated by reference herein, and includes all adjustments (consisting of normal recurring items) which are, in our opinion, necessary for a fair presentation of our financial position as of such dates and results of operations for such periods. Our summary historical consolidated financial information and other data presented below as of and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements and related notes, which are included in our Annual Report and incorporated by reference herein.

The summary historical financial information and other data is not necessarily indicative of the expected future operating results of Oaktree Capital Group, LLC following this offering.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except per unit data or as otherwise indicated)
GAAP Results: (1)(2)
Revenues	$550,604	$923,640	$1,469,767	$1,125,746	$201,905
Net income-Class A	83,853	172,239	231,494	194,705	71,349
Net income per Class A unit	1.21	2.71	3.61	3.11	1.45

Non-GAAP Results: (3)(4)(5)(8)
Adjusted revenues	$724,681	$1,095,549	$1,727,710	$1,362,202	$1,065,864
Adjusted net income	251,858	442,818	701,100	572,374	308,315
Adjusted net income-Class A	99,049	164,847	254,879	190,724	78,671
Distributable earnings revenues	764,319	1,077,604	1,678,446	1,273,346	1,173,908
Distributable earnings	308,259	448,511	719,805	528,981	447,263
Distributable earnings-Class A	129,567	161,371	268,387	180,397	118,958
Fee-related earnings revenues	398,882	403,921	814,575	847,078	804,490
Fee-related earnings	109,362	132,780	291,171	317,268	265,628
Fee-related earnings-Class A	45,572	45,554	102,507	104,358	75,042

Per Class A Unit: (3)(8)
Adjusted net income	$1.42	$2.59	$3.97	$3.05	$1.59
Distributable earnings	1.86	2.54	4.18	2.88	2.41
Fee-related earnings	0.66	0.72	1.60	1.67	1.52

Weighted average number of Operating Group units outstanding	156,689	155,303	155,791	154,687	153,751
Weighted average number of Class A units outstanding	69,556	63,611	64,148	62,565	49,324

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except per unit data or as otherwise indicated)
Operating Metrics: (3)
Assets under management (in millions):
Assets under management	$121,584	$121,053	$123,930	$120,801	$114,332
Management fee-generating assets under management	100,547	101,600	104,287	100,064	95,870
Incentive-creating assets under management	33,291	31,348	33,311	34,228	32,480
Uncalled capital commitments (6)	20,325	21,468	20,470	20,755	21,650
Accrued incentives (fund level): (7)
Incentives created (fund level)	230,502	372,819	641,645	788,758	(96,068)
Incentives created (fund level), net of associated incentive income compensation expense	113,219	184,328	306,885	325,198	(62,083)
Accrued incentives (fund level)	1,863,932	1,779,578	1,920,339	2,014,097	1,585,217
Accrued incentives (fund level), net of associated incentive income compensation expense	898,588	866,650	920,852	946,542	811,540

(1)	In the first quarter of 2018, the Company adopted the new revenue recognition standard on a modified retrospective basis, which did not require prior periods to be recast. Instead, a cumulative-effect adjustment to increase retained earnings of $48.7 million, net of tax, was recorded as of January 1, 2018. This adjustment relates to revenues that would have met the recognition criteria under the new standard as of January 1, 2018.
(2)	In the first quarter of 2016, Oaktree adopted the new consolidation and collateralized financing entity guidance under the modified retrospective approach. The modified retrospective approach did not require prior periods to be recast. The adoption resulted in the deconsolidation of substantially all of Oaktree’s investment funds.
(3)	Beginning with the first quarter of 2018, management fees and incentive income reflect the portion of the earnings from management fees and performance fees, respectively, attributable to our 20% ownership interest in DoubleLine. Such earnings were previously reported as investment income. Additionally, AUM, management fee-generating AUM, incentive-creating AUM and incentives created (fund level) now reflect our pro-rata portion (based on our 20% ownership stake) of DoubleLine’s total AUM, management fee-generating AUM, incentive-creating AUM and performance fees, respectively. All prior periods have been recast to reflect this change.
(4)

Our business is comprised of one segment, our investment management business, which consists of the investment management services that we provide to our clients. The components of revenues (“adjusted revenues”) and expenses (“adjusted expenses”) used in the determination of ANI do not give effect to the consolidation of the funds that we manage. Adjusted revenues include investment income (loss) that is classified in other income (loss) in the GAAP statements of operations, and management fees and incentive income include the portion of the earnings from management fees and performance fees, respectively, attributable to our 20% ownership interest in DoubleLine, which are reflected as investment income in our GAAP statements of operations. In addition, ANI excludes the effect of (a) non-cash equity-based compensation expense related to unit grants made before our initial public offering, (b) acquisition-related items, including amortization of intangibles and changes in the contingent consideration liability, (c) income taxes, (d) other income or expenses applicable to OCG or its Intermediate Holding Companies, (e) the adjustment for non-controlling interests and (f) the impact of the Tax Cuts and Jobs Act, which resulted in the remeasurement of our deferred tax assets and tax receivable liability in the fourth quarter of 2017. Moreover, gains and losses resulting from foreign-currency transactions and hedging activities under GAAP are recognized as general and administrative expense whether realized or unrealized in the current period. For

ANI, unrealized gains and losses from foreign- currency hedging activities are deferred until realized, at which time they are included in the same revenue or expense line item as the underlying exposure that was hedged, and foreign-currency transaction gains and losses are included in other income (expense), net. Incentive income and incentive income compensation expense are included in ANI when the underlying fund distributions are known or knowable as of the respective quarter end, which may be later than the time at which the same revenue or expense is included in the GAAP statements of operations, for which the revenue standard is probable that significant reversal will not occur and the expense standard is probable and reasonably estimable. CLO investments are carried at fair value for GAAP reporting, whereas for ANI, they are carried at amortized cost, subject to any impairment charges. Investment income on CLO investments is recognized in ANI when cash distributions are received. Cash distributions are allocated between income and return of capital based on the effective yield method. In periods prior to 2018, adjusted revenues and adjusted expenses reflected Oaktree’s proportionate economic interest in Highstar, whereby amounts received for contractually reimbursable costs from a legacy Highstar fund were classified as expenses for ANI and as other income under GAAP. The legacy Highstar fund stopped paying management fees in 2017. As a result, we will no longer receive such income. ANI is calculated at the Operating Group level.
(5)	Beginning with the second quarter of 2017, the definition of ANI was modified with respect to third-party placement costs associated with closed-end funds and liability-classified EVUs to conform to the GAAP treatment. Under GAAP, placement costs are expensed as incurred and liability-classified EVUs are remeasured as of each reporting date. Previously for ANI, placement costs were capitalized and amortized in proportion to the associated management fee stream, and liability-classified EVUs were treated as equity-classified awards. All prior periods have been recast for these changes.
(6)	Uncalled capital commitments represent undrawn capital commitments by partners (including Oaktree as general partner) of our closed-end funds through their investment periods and certain evergreen funds. If a closed-end fund distributes capital during its investment period, that capital is typically subject to possible recall, in which case it is included in uncalled capital commitments.
(7)	Our funds record as accrued incentives the incentive income that would be paid to us if the funds were liquidated at their reported values as of the date of the financial statements. Incentives created (fund level) refers to the gross amount of potential incentives generated by the funds during the period, and includes our pro-rata portion of performance fees attributable to our minority interest in DoubleLine earned in the period. We refer to the amount of accrued incentives recognized as revenue by us as incentive income. Amounts recognized by us as incentive income are no longer included in accrued incentives (fund level), the term we use for remaining fund-level accruals. The amount of incentives created may fluctuate substantially as a result of changes in the fair value of the underlying investments of the fund, as well as incentives created in excess of our typical 20% share due to catch-up allocations for applicable closed-end funds. Generally speaking, while in the catch-up layer, approximately 80% of any increase or decrease, respectively, in the fund’s NAV results in a commensurate amount of positive or negative incentives created (fund level).
(8)	Adjusted net income-Class A, or adjusted net income per Class A unit, a non-GAAP performance measure, is calculated to provide Class A unitholders with a measure that shows the portion of ANI attributable to their ownership. Adjusted net income-Class A represents ANI including the effect of (a) the OCGH non-controlling interest, (b) other income or expenses, such as income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) any Operating Group income taxes attributable to OCG. Two of our Intermediate Holding Companies incur federal and state income taxes for their shares of Operating Group income. Generally, those two corporate entities hold an interest in the Operating Group’s management fee-generating assets and a small portion of its incentive and investment income-generating assets. As a result, historically our fee-related earnings generally have been subject to corporate-level taxation, and most of our incentive income and other investment income generally has not been subject to corporate-level taxation. Thus, the blended effective income tax rate has generally tended to be higher to the extent that fee-related earnings represented a larger proportion of our ANI. Other factors may also affect income tax expense and the effective income tax rate, and there can be no assurance that this historical relationship will continue going forward.

Distributable earnings is a non-GAAP performance measure derived from our non-GAAP results that we use to measure our earnings at the Operating Group level without the effects of the consolidated funds for the purpose of, among other things, assisting in the determination of equity distributions from the Operating Group. However, the declaration, payment and determination of the amount of equity distributions, if any, is at the sole discretion of our board of directors, which may change our distribution policy at any time. Distributable earnings and distributable earnings revenues differ from ANI in that they exclude investment income or loss and include the receipt of investment income or loss from distributions by our investments in funds. In addition, distributable earnings differs from ANI in that (a) any impairment charges on our CLO investments included in ANI are, for distributable earnings purposes, amortized over the remaining investment period of the respective CLO and (b) make-whole premium charges related to the repayment of debt included in ANI are, for distributable earnings purposes, amortized through the original maturity date of the repaid debt. Finally, distributable earnings differs from ANI in that it is net of Operating Group income taxes and excludes non-cash equity-based compensation expense.

Distributable earnings-Class A, or distributable earnings per Class A unit, is a non-GAAP performance measure calculated to provide Class A unitholders with a measure that shows the portion of distributable earnings attributable to their ownership. Distributable earnings-Class A represents distributable earnings, including the effect of (a) the OCGH non-controlling interest, (b) expenses, such as current income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) amounts payable under the tax receivable agreement. The income tax expense included in distributable earnings-Class A represents the implied current provision for income taxes calculated using an approach similar to that which is used in calculating the income tax provision for adjusted net income-Class A.

Fee-related earnings is a non-GAAP performance measure that we use to monitor the baseline earnings of our business. Fee-related earnings is derived from our non-GAAP results and is comprised of management fees (“fee-related earnings revenues”) less operating expenses other than incentive income compensation expense and non-cash equity-based compensation expense. Fee-related earnings is considered baseline because it excludes all non-management fee revenue sources and applies all cash compensation and benefits other than incentive income compensation expense, as well as all general and administrative expenses, to management fees, even though those expenses also support the generation of incentive and investment income. Fee-related earnings is presented before income taxes.

Fee-related earnings-Class A, or fee-related earnings per Class A unit, is a non-GAAP performance measure calculated to provide Class A unitholders with a measure that shows the portion of fee-related earnings attributable to their ownership. Fee-related earnings-Class A represents fee-related earnings including the effect of (a) the OCGH non-controlling interest, (b) other income or expenses, such as income tax expense, applicable to OCG or its Intermediate Holding Companies and (c) any Operating Group income taxes attributable to OCG. Fee-related earnings-Class A income taxes are calculated excluding any incentive income or investment income (loss).

	As of June 30,		As of December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Statements of Financial Condition Data— Oaktree and Operating Subsidiaries: (1)
Cash and cash-equivalents	$559,425	$600,104	$481,631	$291,470	$476,046
U.S. Treasury and other securities	272,503	555,008	176,602	757,578	661,116
Corporate investments	1,623,595	1,562,997	1,691,549	1,480,928	1,434,109
Total assets	3,431,972	3,499,337	3,342,665	3,313,714	3,254,082
Debt obligations	745,654	746,336	746,274	745,897	846,354
Total liabilities	1,288,275	1,428,416	1,352,444	1,445,891	1,572,185
Total unitholders’ capital	2,143,697	2,070,921	1,990,221	1,867,823	1,681,897

(1)	Represents Oaktree and its operating subsidiaries before the consolidation of our funds.

Reconciliation of GAAP to Non-GAAP Results

The following table reconciles net income attributable to Oaktree Capital Group, LLC Class A unitholders to adjusted net income, fee-related earnings and distributable earnings.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Net income attributable to OCG Class A unitholders	$83,853	$172,239	$231,494	$194,705	$71,349
Incentive income (1)	99,646	41,954	(13,653)	1,407	(19,002)
Incentive income compensation (1)	(51,393)	(41,954)	13,653	(1,407)	19,009
Investment income (2)	(3,881)	(22,647)	(30,613)	(21,814)	—
Equity-based compensation (3)	2,728	3,421	5,698	13,626	16,475
Foreign-currency hedging (4)	(2,863)	(127)	1,453	1,496	2,619
Acquisition-related items (5)	(1,260)	2,463	1,838	(924)	5,251
Income taxes (6)	11,264	17,843	215,442	42,519	17,549
Non-Operating Group expenses (7)	308	487	(144,143)	1,176	2,097
Non-controlling interests (7)	113,456	269,139	419,931	341,590	192,968

Adjusted net income	251,858	442,818	701,100	572,374	308,315
Incentive income	(286,909)	(607,338)	(735,403)	(359,878)	(268,122)
Incentive income compensation	151,426	343,118	402,828	169,683	141,822
Investment income	(38,890)	(84,290)	(177,732)	(155,246)	(6,748)
Equity-based compensation (8)	27,139	26,280	53,639	50,098	37,906
Interest expense, net of interest income	5,809	13,515	26,375	31,845	35,032
Other (income) expense, net	(1,071)	(1,323)	20,364	8,392	3,927

Fee-related earnings	109,362	132,780	291,171	317,268	265,628
Incentive income	286,909	607,338	735,403	359,878	268,122
Incentive income compensation	(151,426)	(343,118)	(402,828)	(169,683)	(141,822)
Receipts of investment income (9)	78,528	66,345	128,468	66,390	97,668
Interest expense, net of interest income	(5,809)	(13,515)	(26,375)	(31,845)	(35,032)
Other (income) expense, net	(4,419)	1,323	1,598	(8,392)	(3,927)
Operating Group income taxes	(4,886)	(2,642)	(7,632)	(4,635)	(3,374)

Distributable earnings	$308,259	$448,511	$719,805	$528,981	$447,263

(1)

This adjustment adds back the effect of timing differences associated with the recognition of incentive income and incentive income compensation expense between adjusted net income and net income attributable to OCG Class A unitholders.

(2)

This adjustment adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs which under GAAP are marked-to-market but for ANI are accounted for at amortized cost, subject to impairment.

(3)

This adjustment adds back the effect of equity-based compensation expense related to unit grants made before our initial public offering, which is excluded from adjusted net income and fee-related earnings because it is a non-cash charge that does not affect our financial position.

(4)

This adjustment adds back the effect of timing differences associated with the recognition of unrealized gains and losses related to foreign-currency hedging between adjusted net income and net income attributable to OCG Class A unitholders.

(5)

This adjustment adds back the effect of acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability, which are excluded from adjusted net income.

(6)	Because adjusted net income and fee-related earnings are pre-tax measures, this adjustment adds back the effect of income tax expense.
(7)

Because adjusted net income and fee-related earnings are calculated at the Operating Group level, this adjustment adds back the effect of items applicable to OCG, its Intermediate Holding Companies or non-controlling interests.

(8)

This adjustment adds back the effect of equity-based compensation expense related to unit grants made after our initial public offering, which is excluded from fee-related earnings because it is non-cash in nature and does not impact our ability to fund our operations.

(9)

This adjustment reflects the portion of distributions received from funds characterized as receipts of investment income or loss. In general, the income or loss component of a distribution from a fund is calculated by multiplying the amount of the distribution by the ratio of our investment’s undistributed income or loss to our remaining investment balance. In addition, if the distribution is made during the investment period, it is generally not reflected in distributable earnings until after the investment period ends.

The following table reconciles net income attributable to Oaktree Capital Group, LLC Class A unitholders to adjusted net income-Class A, fee-related earnings-Class A and distributable earnings-Class A.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Net income attributable to OCG Class A unitholders	$83,853	$172,239	$231,494	$194,705	$71,349
Impact of Tax Act	—	—	33,178	—	—
Incentive income (1)	43,621	17,109	(6,004)	407	(8,087)
Incentive income compensation (1)	(22,451)	(17,109)	6,004	(407)	8,209
Investment income (2)	(1,568)	(9,304)	(12,608)	(8,807)	—
Equity-based compensation (3)	1,206	1,398	2,341	5,512	5,269
Foreign-currency hedging (4)	(1,259)	(43)	618	572	1,006
Acquisition-related items (5)	(599)	1,006	759	(372)	1,628
Income taxes (6)	(3,268)	—	—	—	—
Non-controlling interests (5)	(486)	(449)	(903)	(886)	(703)

Adjusted net income-Class A (7)	99,049	164,847	254,879	190,724	78,671
Impact of Tax Act	—	—	(2,127)	—	—
Incentive income	(125,686)	(249,403)	(302,441)	(145,506)	(82,647)
Incentive income compensation	66,225	140,944	165,669	68,609	43,414
Investment income	(17,383)	(34,523)	(73,196)	(62,949)	3,962
Equity-based compensation (8)	12,056	10,769	22,089	20,267	12,228
Interest expense, net of interest income	2,132	5,345	10,720	13,002	11,642
Other (income) expense	(476)	(544)	8,474	3,400	1,308
Non-fee-related earnings income taxes (9)	9,655	8,119	18,440	16,811	6,464

Fee-related earnings-Class A (7)	45,572	45,554	102,507	104,358	75,042
Incentive income	125,686	249,403	302,441	145,506	82,647
Incentive income compensation	(66,225)	(140,944)	(165,669)	(68,609)	(43,414)
Receipts of investment income	34,862	27,190	52,923	26,879	31,096
Interest expense, net of interest income	(2,132)	(5,345)	(10,720)	(13,002)	(11,642)
Other (income) expense	(1,961)	544	654	(3,400)	(1,308)
Non-fee-related earnings income taxes (9)	(9,655)	(8,119)	(18,440)	(16,811)	(6,464)
Distributable earnings income taxes	1,640	(11,335)	(5,394)	(11,939)	(2,083)
Tax receivable agreement	(7,866)	(10,778)	(21,608)	(20,469)	(19,090)
Income taxes of Intermediate Holding Companies	9,646	15,201	31,693	37,884	14,174

Distributable earnings-Class A (7)	$129,567	$161,371	$268,387	$180,397	$118,958

(1)	This adjustment adds back the effect of timing differences attributable to Class A unitholders associated with the recognition of incentive income and incentive income compensation expense between net income attributable to OCG Class A unitholders and adjusted net income-Class A.
(2)	This adjustment adds back the effect of differences in the recognition of investment income attributable to Class A unitholders related to corporate investments in CLOs which under GAAP are marked-to-market but for ANI are accounted for at amortized cost, subject to impairment.
(3)	This adjustment adds back the effect of equity-based compensation expense attributable to Class A unitholders related to unit grants made before our initial public offering, which is excluded from adjusted net income and fee-related earnings because it is a non-cash charge that does not affect our financial position.

(4)

This adjustment adds back the effect of timing differences attributable to Class A unitholders associated with the recognition of unrealized gains and losses related to foreign-currency hedging between net income attributable to OCG Class A unitholders and adjusted net income-Class A.

(5)

This adjustment adds back the effect of (a) acquisition-related items associated with the amortization of intangibles and changes in the contingent consideration liability and (b) non-controlling interests, which are both excluded from adjusted net income-Class A.

(6)	This adjustment relates to differences in income taxes between net income attributable to OCG Class A unitholders and adjusted net income-Class A.
(7)

These measures are calculated to evaluate the portion of adjusted net income, fee-related earnings and distributable earnings attributable to Class A unitholders. These measures are net of income taxes and other income or expenses applicable to OCG or its Intermediate Holding Companies. Reconciliations of adjusted net income to adjusted net income-Class A, fee-related earnings to fee-related earnings-Class A and distributable earnings to distributable earnings-Class A are presented below.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except per unit data)
Adjusted net income	$251,858	$442,818	$701,100	$572,374	$308,315
Adjusted net income attributable to OCGH non-controlling interest	(140,692)	(261,200)	(412,593)	(340,718)	(212,352)
Non-Operating Group expenses	(308)	(487)	921	(1,176)	(2,097)
Income taxes-Class A	(11,809)	(16,284)	(32,707)	(39,756)	(15,195)

Adjusted net income-Class A	$99,049	$164,847	$254,879	$190,724	$78,671

Adjusted net income per Class A unit	$1.42	$2.59	$3.97	$3.05	$1.59

Weighted average number of Class A units outstanding	69,556	63,611	64,148	62,565	49,324

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except per unit data)
Fee-related earnings	$109,362	$132,780	$291,171	$317,268	$265,628
Fee-related earnings attributable to OCGH non-controlling interest	(60,891)	(78,384)	(171,211)	(189,914)	(180,164)
Non-Operating Group expenses	(745)	(677)	(1,059)	(1,051)	(1,691)
Fee-related earnings-Class A income taxes	(2,154)	(8,165)	(16,394)	(22,945)	(8,731)

Fee-related earnings-Class A	$45,572	$45,554	$102,507	$104,358	$75,042

Fee-related earnings per Class A unit	$0.66	$0.72	$1.60	$1.67	$1.52

Weighted average number of Class A units outstanding	69,556	63,611	64,148	62,565	49,324

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except per unit data)
Distributable earnings	$308,259	$448,511	$719,805	$528,981	$447,263
Distributable earnings attributable to OCGH non-controlling interest	(172,158)	(264,540)	(423,495)	(315,000)	(305,035)
Non-Operating Group expenses	(308)	(487)	(921)	(1,176)	(2,097)
Distributable earnings-Class A income taxes	1,640	(11,335)	(5,394)	(11,939)	(2,083)
Tax receivable agreement	(7,866)	(10,778)	(21,608)	(20,469)	(19,090)

Distributable earnings-Class A	$129,567	$161,371	$268,387	$180,397	$118,958

Distributable earnings per Class A unit	$1.86	$2.54	$4.18	$2.88	$2.41

Weighted average number of Class A units outstanding	69,556	63,611	64,148	62,565	49,324

(8)

This adjustment adds back the effect of equity-based compensation expense attributable to OCG Class A unitholders related to unit grants made after our initial public offering, which is excluded from fee-related earnings-Class A, because it is non-cash in nature and does not impact our ability to fund our operations.

(9)

This adjustment adds back income taxes associated with incentive income, incentive income compensation expense or investment income or loss, which are not included in the calculation of fee-related earnings-Class A.

The following table reconciles GAAP revenues to adjusted revenues, fee-related earnings revenues and distributable earnings revenues.

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
GAAP revenues	$550,604	$923,640	$1,469,767	$1,125,746	$201,905
Consolidated funds (1)	(13,174)	53,045	100,920	57,737	831,003
Incentive income (2)	99,646	41,954	(13,653)	1,407	(19,002)
Investment income (3)	87,605	76,910	170,676	177,312	51,958

Adjusted revenues	724,681	1,095,549	1,727,710	1,362,202	1,065,864
Incentive income	(286,909)	(607,338)	(735,403)	(359,878)	(268,122)
Investment income	(38,890)	(84,290)	(177,732)	(155,246)	6,748

Fee-related earnings revenues	398,882	403,921	814,575	847,078	804,490
Incentive income	286,909	607,338	735,403	359,878	268,122
Receipts of investment income	78,528	66,345	128,468	66,390	101,296

Distributable earnings revenues	$764,319	$1,077,604	$1,678,446	$1,273,346	$1,173,908

(1)

This adjustment represents amounts attributable to the consolidated funds that were eliminated in consolidation, the reclassification of gains and losses related to foreign-currency hedging activities from general and administrative expense to revenues, the elimination of non-controlling interests from adjusted revenues, and certain compensation and administrative related expense reimbursements netted with expenses.

(2)	This adjustment adds back the effect of timing differences associated with the recognition of incentive income between adjusted revenues and GAAP revenues.
(3)

This adjustment reclassifies consolidated investment income from other income (loss) to revenues and adds back the effect of differences in the recognition of investment income related to corporate investments in CLOs between adjusted revenues and GAAP revenues.

RISK FACTORS

We are subject to a number of significant risks inherent in our business. You should carefully consider the risks and uncertainties described in our Annual Report, including those set forth under “Risk Factors” in our Annual Report. The risks discussed under the caption “Risk Factors” in our Annual Report that reference our Class A units and our organization and structure are generally applicable to the Series B Preferred units unless otherwise addressed herein. In addition, you should carefully consider the risks and uncertainties described below and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business and financial results could be seriously harmed. The trading price of our Series B Preferred units could decline as a result of any of these risks, and you could lose all or part of your investment.

Risks Relating to the Series B Preferred units

The Series B Preferred units are equity securities and are subordinated to our existing and future indebtedness.

The Series B Preferred units are our equity interests and do not constitute indebtedness. This means that the Series B Preferred units will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in our liquidation.

Further, the Series B Preferred units place no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Risk Factors—Holders of the Series B Preferred units will have limited voting rights.”

We conduct substantially all of our operations through our subsidiaries, which hold the financial assets in which we invest. As a result, our cash flow and our ability to pay distributions on the Series B Preferred units are dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Distributions on the Series B Preferred units are discretionary and non-cumulative.

Distributions on the Series B Preferred units are discretionary and non-cumulative. You will only receive distributions of the Series B Preferred units when, as and if declared by our board of directors. Consequently, if our board of directors does not authorize and declare a distribution for a distribution period, holders of the Series B Preferred units would not be entitled to receive any distribution for such distribution period, and such unpaid distribution will not be payable in such distribution period or in later distribution periods. We will have no obligation to pay distributions for a distribution period if our board of directors does not declare such distribution before the scheduled record date for such period, whether or not distributions are declared or paid for any subsequent distribution period with respect to the Series B Preferred units, our Series A Preferred units or any other preferred units we may issue. This may result in holders of the Series B Preferred units not receiving the full amount of distributions that they expect to receive, or any distributions, and may make it more difficult to resell Series B Preferred units or to do so at a price that the holder finds attractive.

Our board of directors may, in its sole discretion, determine to suspend distributions on the Series B Preferred units, which may have a material adverse effect on the market price of the Series B Preferred units. There can be no assurances that our operations will generate sufficient cash flows to enable us to pay distributions on the Series B Preferred units. Our financial and operating performance is subject to prevailing economic and industry conditions and to financial, business and other factors, some of which are beyond our control.

We may continue to make Permitted Distributions when distributions on the Series B Preferred units are suspended.

If our board of directors determines, in its sole discretion, to suspend distributions on the Series B Preferred units, we may still make Permitted Distributions (as defined under “Description of the Series B Preferred Units—Distributions”), which include, but are not limited to, tax distributions to the holders of our Class A units and to OCGH unitholders, distributions of incentive compensation and distributions to our subsidiaries or OCGH to pay expenses or other obligations. The holders of the Series B Preferred units will have no right to prohibit, and no claim over, any such distributions, which may be material in amount. See “Description of the Series B Preferred Units—Distributions.”

The terms of our future indebtedness may restrict our ability to make distributions on the Series B Preferred units or to redeem the Series B Preferred units.

Distributions will only be paid if the distribution is not restricted or prohibited by law or the terms of any senior equity securities or indebtedness. The instruments governing the terms of future financing or the refinancing of any borrowings may contain covenants that restrict our ability to make distributions on the Series B Preferred units or redeem the Series B Preferred units. The Series B Preferred units place no restrictions on our ability to incur indebtedness with such restrictive covenants.

The market price of the Series B Preferred units could be adversely affected by various factors.

Following the offering, the market price for the Series B Preferred units may fluctuate based on a number of factors, including:

•	the trading price of our Class A units;

•	the trading price of our Series A Preferred units;

•	additional issuances of other series or classes of preferred units;

•	whether we declare or fail to declare distributions on the Series B Preferred units from time to time and our ability to make distributions under the terms of our indebtedness;

•	the credit ratings of the Series A Preferred units and the Series B Preferred units;

•	our creditworthiness, results of operations and financial condition;

•	events or the prospect of events that could cause us to have the right to redeem the Series B Preferred units;

•	the prevailing interest rates or rates of return being paid by other companies similar to us and the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Our performance, market conditions and prevailing interest rates have fluctuated in the past and can be expected to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the Series B Preferred units. In general, as market interest rates rise, securities with fixed interest rates or fixed distribution rates, such as the Series B Preferred units, decline in value. Consequently, if you purchase the Series B Preferred units and market interest rates increase, the market price of the Series B Preferred units may decline. We cannot predict the future level of market interest rates.

Our ability to pay quarterly distributions on the Series B Preferred units will be subject to, among other things, our working capital levels, known or anticipated cash needs, business and investment opportunities, general economic and business conditions, our obligations under our debt instruments or other agreements, our compliance with applicable laws, our financial results, the amount of ordinary taxable income or loss earned by us, gains or losses recognized by us on the disposition of assets and other liquidity needs. Any reduction or discontinuation of quarterly distributions could cause the market price of the Series B Preferred units to decline significantly. Accordingly, the Series B Preferred units may trade at a discount to their purchase price.

The Series B Preferred units may not be rated and, if rated, their ratings could be lowered.

We expect that Fitch Ratings Inc. and Standard & Poor’s Ratings Services will assign ratings to the Series B Preferred units. Generally, rating agencies base their ratings on such material and information, and such of their own investigative studies and assumptions, as they deem appropriate. A rating is not a recommendation to buy, sell or hold the Series B Preferred units, and there is no assurance that any rating will apply for any given period of time or that a rating may not be adjusted or withdrawn. A downgrade or potential downgrade in these ratings, the assignment of a new rating that is lower than existing ratings, or a downgrade or potential downgrade in ratings assigned to us, our subsidiaries, the Series B Preferred units, our Series A Preferred units or any of our other securities could adversely affect the trading price and liquidity of the Series B Preferred units. We cannot be sure that rating agencies will rate the Series B Preferred units or maintain their ratings once issued. Neither we nor any underwriter undertakes any obligation to obtain a rating, maintain the ratings once issued or advise holders of Series B Preferred units of any change in ratings. A failure to obtain a rating or a negative change in our ratings once issued could have an adverse effect on the market price or liquidity of the Series B Preferred units.

Rating agencies may change rating methodologies, and their ratings may not reflect all risks.

The rating agencies that currently or may in the future publish a rating for us or the Series B Preferred units may from time to time in the future change the methodologies that they use for analyzing securities with features similar to the Series B Preferred units. This may include, for example, changes to the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the Series B Preferred units, which is sometimes called “notching.” If the rating agencies change their practices for rating lower-ranking securities in the future, and the ratings of the Series B Preferred units are subsequently lowered or “notched” further, the trading price and liquidity of the Series B Preferred units could be adversely affected. In addition, credit ratings may not reflect the potential impact of all structural risks, market risks, the additional factors discussed above and incorporated by reference herein and other factors that may affect the value of the Series B Preferred units. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. In addition, we may redeem the Series B Preferred units after the occurrence of a Rating Agency Event (as defined and described in “Description of the Series B Preferred Units—Rating Agency Redemption”). See the risk factor titled “Redemption may adversely affect your return on the Series B Preferred units” below.

An active trading market may not develop for the Series B Preferred units, which could adversely affect the price of the Series B Preferred units in the secondary market and your ability to resell the Series B Preferred units.

Because the Series B Preferred units do not have a stated maturity date, investors seeking liquidity will need to rely on the secondary market. The Series B Preferred units are a new issue of securities and there is no established trading market for the Series B Preferred units. We intend to apply for listing of the Series B Preferred units on the NYSE under the symbol “OAK PR B”. However, there is no guarantee that we will be able to list the Series B Preferred units. If the application is approved, we expect trading in the Series B Preferred units on the NYSE to begin within 30 days after the Series B Preferred units are first issued; however, we cannot make any assurance as to:

•	the development of an active trading market;

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Series B Preferred units; or

•	the price at which the holders would be able to sell their Series B Preferred units.

If a trading market were to develop, the future trading prices of the Series B Preferred units will depend on many factors, including those discussed above in the risk factor titled “The market price of the Series B Preferred units could be adversely affected by various factors.”

If a trading market does develop, there is no assurance that it will continue. If an active public trading market for the Series B Preferred units does not develop or does not continue, the market price and liquidity of the Series B Preferred units is likely to be adversely affected and Series B Preferred units traded after their purchase may trade at a discount from their purchase price.

Holders of the Series B Preferred units will have limited voting rights.

Holders of the Series B Preferred units will generally have no voting rights and have none of the voting rights given to holders of our Class A units, except that holders of the Series B Preferred units will be entitled to the voting rights described in “Description of the Series B Preferred Units—Voting Rights.” In particular, if distributions on the Series B Preferred units, or our Series A Preferred units or any other series of parity units (as defined in “Description of the Series B Preferred Units—Ranking”), have not been declared and paid for the equivalent of six or more quarterly distribution periods, whether or not consecutive (each, a “Nonpayment”), holders of the Series B Preferred units, together as a class with holders of any other series of parity units then outstanding with like voting rights, will be entitled to vote for the election of two additional directors to our board of directors, subject to the terms and to the limited extent described under “Description of the Series B Preferred Units—Voting Rights.” When quarterly distributions have been declared and paid on the Series B Preferred units, our Series A Preferred units and any other applicable series of parity units for four consecutive quarters following any Nonpayment, the right of the holders of the Series B Preferred units, our Series A Preferred units and such other parity units to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly and, for purposes of determining whether a subsequent Nonpayment has occurred, the number of quarterly distributions payable on the Series B Preferred units that have not been declared and paid shall reset to zero.

In addition, if at any time any person or group (other than our manager and its affiliates, or a direct or subsequently approved transferee of our manager or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the Series B Preferred units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when calculating required votes or for other similar purposes.

Redemption may adversely affect your return on the Series B Preferred units.

On or after September 15, 2023, we will have the right to redeem at a price of $25.00 per Series B Preferred unit, plus declared and unpaid distributions, some or all of the Series B Preferred units, as described under “Description of the Series B Preferred Units—Optional Redemption.” In addition, prior to September 15, 2023, we may redeem the Series B Preferred units after the occurrence of a Change of Control Event (as defined and described in “Description of the Series B Preferred Units—Change of Control Redemption”) at a price of $25.25 per Series B Preferred unit, plus declared and unpaid distributions. Similarly, prior to September 15, 2023, we may redeem the Series B Preferred units after the occurrence of a Tax Redemption Event (as defined and described in “Description of the Series B Preferred Units—Tax Redemption”) or a Rating Agency Event (as defined and described in “Description of the Series B Preferred Units—Rating Agency Redemption”), in each case, at a price of $25.50 per Series B Preferred unit, plus declared and unpaid distributions. To the extent that we redeem the Series B Preferred units at times when prevailing interest rates may be relatively low compared to rates at the time of issuance of the Series B Preferred units, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the distribution rate of the Series B Preferred units.

We are not required to redeem the Series B Preferred units when they become redeemable, and we only expect to do so if it is in our best interest as determined by our board of directors in its sole discretion.

The Series B Preferred units are a perpetual equity security. This means that they have no maturity or mandatory redemption date and are not redeemable at the option of investors. The Series B Preferred units may be redeemed by us at our option on or after September 15, 2023, either in whole or in part. In addition, prior to September 15, 2023, after the occurrence of a Change of Control Event, a Tax Redemption Event or a Rating Agency Event, we may, but are not required to, redeem the Series B Preferred units in whole but not in part. Any decision we may make at any time to redeem the Series B Preferred units will be determined by our board of directors in its sole discretion and depend upon, among other things, an evaluation of our capital position, the composition of our unitholders’ equity, our outstanding senior debt and general market conditions at that time.

We are not required to redeem the Series B Preferred units at any time, including upon a Change of Control Event. We may not be able to redeem the Series B Preferred units upon a Change of Control Event or pay the increased distribution rate per annum that applies when the Series B Preferred units remain outstanding subsequent to a Change of Control Event.

As of June 30, 2018, there was $600.0 million in aggregate principal amount of outstanding senior notes issued or guaranteed by certain of our subsidiaries, the holders of which may have the right to require us to repurchase all or any part of such holders’ securities upon a Change of Control. In addition, as of June 30, 2018, certain of our subsidiaries had $150.0 million in aggregate principal amount of term loans outstanding and availability to borrow up to $500.0 million in aggregate principal amount under our senior revolving credit facility, all of which may be required to be repaid upon a Change of Control. We are not required to redeem the Series B Preferred units at any time, and even if we should decide to redeem the Series B Preferred units, since the Series B Preferred units will rank junior to all of our existing and future indebtedness, upon a Change of Control Event, we may not have sufficient financial resources available to redeem the Series B Preferred units, or pay the increased distribution rate per annum described under “Description of the Series B Preferred Units—Change of Control Redemption.” Even if we are able to pay the increased distribution rate per annum, increasing the per annum distribution rate by 5.00% may not be sufficient to compensate holders for the impact of the Change of Control Event on the market price of the Series B Preferred units.

There is no limitation on our issuance of debt securities that rank senior to the Series B Preferred units or equity securities that rank equally with the Series B Preferred units and, under certain circumstances, we may issue equity securities that rank senior to the Series B Preferred units.

The terms of the Series A Preferred units do not, and the terms of the Series B Preferred units will not, limit our ability to incur indebtedness or other liabilities. As a result, we and our subsidiaries may incur indebtedness or other liabilities that will rank senior to the Series A Preferred units and the Series B Preferred units. In addition, we may issue additional equity securities that rank equally with the Series A Preferred units and the Series B Preferred units and, although we do not currently have any outstanding equity securities that rank senior to the Series A Preferred units and the Series B Preferred units, we may, with the approval of the holders of the Series B Preferred units and all other series of voting preferred units (as defined under “Description of the Series B Preferred Units—Voting Rights”) including the Series A Preferred units, acting as a single class, as described under “Description of the Series B Preferred Units—Voting Rights”, issue limited liability company interests senior to the Series B Preferred units. The incurrence of indebtedness or other liabilities that will rank senior to the Series B Preferred units and the issuance of securities ranking equally with or senior to the Series B Preferred units may reduce the amount available for distributions and the amount recoverable by holders of the Series B Preferred units in the event of our liquidation, dissolution or winding-up.

The terms of the Mirror Interests issued to us (or a wholly-owned subsidiary of ours) by Oaktree Capital I, L.P. in connection with this offering may be amended by Oaktree Capital I, L.P., which we control, in a manner that could be detrimental to you, and the Mirror Interests should not be relied upon to ensure we have sufficient cash flows to pay distributions on or redeem the Series B Preferred units.

We intend to cause the net proceeds from the sale of the Series B Preferred units to be contributed to Oaktree Capital I, L.P. In consideration of such contribution, Oaktree Capital I, L.P. will issue to us (or a wholly-owned subsidiary of ours) a new series of preferred interests with economic terms designed to materially mirror those of the Series B Preferred units, which we refer to as the Mirror Interests. The terms of the Mirror Interests will provide that unless distributions have been declared and paid or declared and set apart for payment on either (i) all Mirror Interests issued by Oaktree Capital I, L.P. for the then-current quarterly distribution period or (ii) the Series B Preferred units, then during such quarterly distribution period only, Oaktree Capital I, L.P. may not repurchase any of its junior interests and may not declare or pay or set apart payment for distributions on its junior interests, other than Oaktree I Permitted Distributions (as defined under “Description of the Series B Preferred Units—Mirror Interests”). These terms, among others, are intended to provide credit support to the Series B Preferred units. However, Oaktree Capital I, L.P. will have no direct obligations with respect to our Series B Preferred units. In addition, Oaktree Capital I, L.P.’s general partner, which is controlled by us, may amend, modify or alter the terms of the Mirror Interests, including the repurchase and distribution terms described above, in a manner that would be detrimental to the holders of the Series B Preferred units and such actions could materially and adversely affect the market price of the Series B Preferred units. Accordingly, the Mirror Interests should not be relied upon to ensure we have sufficient cash flows to enable us to pay distributions on or redeem the Series B Preferred units.

If the amount of distributions on the Series A Preferred units and the Series B Preferred units is greater than our gross ordinary income, then the amount that a holder of Series B Preferred units would receive upon liquidation may be less than the Preferred Unit Liquidation Value.

In general, to the extent of our gross ordinary income in any taxable year, we will specially allocate to the Series A Preferred units and the Series B Preferred units items of our gross ordinary income in an amount equal to the distributions paid in respect of the Series A Preferred units and the Series B Preferred units during the taxable year. Similar allocations will be made with respect to any equity securities we issue in the future that rank equally with the Series B Preferred units. Allocations of gross ordinary income will increase the capital account balances of the holders of the Series B Preferred units. Distributions will correspondingly reduce the capital account balances of the holders of the Series B Preferred units. So long as our gross ordinary income equals or exceeds the distributions paid to the holders of the Series A Preferred units and the Series B Preferred units, the capital account balances of the holders of Series B Preferred units with respect to the Series B Preferred units will equal the aggregate Preferred Unit Liquidation Value at the end of each taxable year. If the distributions paid in respect of the Series A Preferred units and the Series B Preferred units in a taxable year exceed our gross ordinary income, items of our gross ordinary income will be allocated to the Series A Preferred units and the Series B Preferred units pro rata based on the amount of distributions paid in respect of the Series A Preferred units and the Series B Preferred units, respectively, in such taxable year. If the distributions paid in respect of the Series B Preferred units in a taxable year exceed the proportionate share of our gross ordinary income allocated in respect of the Series B Preferred units for such year, the capital account balances of the holders of the Series B Preferred units with respect to the Series B Preferred units will be reduced below the aggregate Preferred Unit Liquidation Value by the amount of such excess. In that event, we will allocate additional gross ordinary income, to the extent available in any taxable year, in subsequent years until such excess is eliminated. If we were to have insufficient gross ordinary income to eliminate such excess, holders of Series B Preferred units would be entitled, upon our liquidation, dissolution or winding up, to less than the aggregate Preferred Unit Liquidation Value. In addition, to the extent that we make additional allocations of gross ordinary income in a taxable year to eliminate such excess from prior years, the gross ordinary income allocated to holders of the Series B Preferred units in such taxable year would exceed the distributions paid to the Series B Preferred units during such taxable year. In such taxable year, holders of Series B Preferred units may recognize taxable income in respect of their investments in the Series B Preferred units in excess of our cash distributions, thus giving rise to an out-of-pocket tax liability for such holders. Future issuances of equity securities that rank equally with the Series B Preferred units could increase the likelihood that the capital account balances of holders of the Series B Preferred units decrease below the aggregate Preferred Unit Liquidation Value and holders of Series B Preferred units bear an out-of-pocket tax liability in future taxable years.

Holders of Series B Preferred units who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return. In addition, it is possible that holders of Series B Preferred units may be required to file amended income tax returns.

Holders of Series B Preferred units will be required to take into account items of gross ordinary income that are allocated to them for our taxable year ending within or with their taxable year. It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities so that tax information (including IRS Schedules K-1) may be prepared by us. For this reason, holders of Series B Preferred units who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past the applicable due date of their income tax return for the taxable year. Because holders of our Series B Preferred units will be required to report the items of gross income that are allocated to them, tax reporting for such holders will generally be more complicated than for shareholders of a corporation.

In addition, it is possible that a holder of Series B Preferred units will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the Company. Any obligation for a holder of Series B Preferred units to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each holder of Series B Preferred units.

An investment in Series B Preferred units will give rise to UBTI to certain tax-exempt holders.

We will make investments through entities classified as partnerships or disregarded entities for U.S. federal income tax purposes in “debt-financed” property and, thus, an investment in Series B Preferred units will give rise to unrelated business taxable income (“UBTI”) to tax-exempt holders of Series B Preferred units. Moreover, if the IRS successfully asserts that we are engaged in a trade or business, then additional amounts of income could be treated as UBTI. Tax-exempt holders of our Series B Preferred units are strongly urged to consult their tax advisors regarding the tax consequences of owning our Series B Preferred units.

Because we are under no obligation to minimize UBTI, tax-exempt U.S. holders of Series B Preferred units should consult their own tax advisers regarding all aspects of UBTI.

Non-U.S. holders face unique U.S. tax issues from owning Series B Preferred units that may result in adverse tax consequences to them.

In light of our investment activities, we may be, or may become, engaged in a U.S. trade or business for U.S. federal income tax purposes, in which case some portion of our income would be treated as effectively connected income, or “ECI,” with respect to non-U.S. holders of our Series B Preferred units. Moreover, dividends paid by real estate investment trust, or “REIT,” investments that are attributable to gains from the sale of U.S. real property interests may be treated as ECI with respect to non-U.S. holders of our Series B Preferred units. In addition, certain income of non-U.S. holders from U.S. sources not connected to any U.S. trade or business conducted by us could be treated as ECI. We expect that we will earn ECI and/or income treated as ECI. To the extent our income is treated as ECI, each non-U.S. holder generally would be subject to withholding tax on distributions attributable to such income, would be required to file a U.S. federal income tax return for such year reporting such income effectively connected with such trade or business and any other income treated as ECI, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income (state and local income taxes and filings may also apply in that event). Non-U.S. holders that are corporations may also be subject to a 30% branch profits tax (potentially reduced under an applicable tax treaty) on their allocable share of such income. In addition, if we are treated as being engaged in a U.S. trade or business, a portion of any gain recognized by non-U.S. holders on the sale or exchange of Series B Preferred units may be treated for U.S. federal income tax purposes as ECI. Consequently, such non-U.S. holders could be subject to U.S. federal income tax and branch profits tax on the sale or exchange of Series B Preferred units. In certain circumstances, the transferee of such Series B Preferred units may be required to deduct and withhold a tax equal to 10% of the amount realized (or deemed realized) on the sale or exchange such Series B Preferred units. The IRS recently released a notice suspending the withholding requirements described above for shares of publicly traded partnerships, such as us, until such time as regulations or other guidance have been issued. As a result, it is unclear how this provision may impact transfers of Series B Preferred units in the future. In addition, certain income from U.S. sources that is not ECI allocable to non-U.S. holders may be subject to withholding taxes imposed at the highest effective applicable tax rate. Non-U.S. holders of our Series B Preferred units are strongly urged to consult their tax advisors regarding the tax consequences of owning our Series B Preferred units.

Holders of Series B Preferred units may be subject to state and local taxes and return filing requirements as a result of investing in our Series B Preferred units.

In addition to U.S. federal income taxes, holders of our Series B Preferred units may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if the holders of our Series B Preferred units do not reside in any of those jurisdictions. Holders of our Series B Preferred units may also be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, holders of our Series B Preferred units may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns that may be required of such unitholder.

Amounts distributed in respect of the Series B Preferred units could be treated as “guaranteed payments” for U.S. federal income tax purposes.

The treatment of interests in a partnership such as the Series B Preferred units and the payments received in respect of such interests is uncertain. The IRS may contend that payments on the Series B Preferred units represent “guaranteed payments,” which would generally be treated as ordinary income and may not have the same character when received by a holder as our gross ordinary income had when earned by us. If distributions on the Series B Preferred units are treated as “guaranteed payments,” a holder’s taxable income would be equal to the guaranteed payment accrued or received, regardless of the amount of our gross ordinary income. Our limited liability company agreement provides that we and all holders agree to treat payments made in respect of the Series B Preferred units as other than guaranteed payments. Potential holders of Series B Preferred units are encouraged to consult their own tax advisors regarding the treatment of payments on the Series B Preferred units as “guaranteed payments.”

Holders of Series B Preferred units who do not hold the units through the record date for a distribution may be allocated gross ordinary income even though no distribution is received.

While distributions (if any) with respect to Series B Preferred units will be made on a quarterly basis, under the allocation methodology we have adopted, we will prorate the total amount of gross ordinary income allocated to Series B Preferred units for a taxable year among holders of the Series B Preferred units on a monthly basis. As a result, a holder of a Series B Preferred unit who does not hold the Series B Preferred unit through the record date for a distribution may be allocated gross ordinary income even though no distribution is received. Holders of Series B Preferred units will remain liable for any income taxes associated with allocations of gross ordinary income even if they do not receive a distribution with respect to their Series B Preferred units or if the amount of such allocations exceed the amount of distributions they receive with respect to their Series B Preferred units. Any such gross ordinary income allocation will increase the holder’s adjusted basis in its Series B Preferred units.

USE OF PROCEEDS

We estimate that our proceeds from this offering net of underwriting commissions and discounts will be approximately $227.6 million (or $261.7 million assuming exercise in full of the over-allotment option).

We intend to use such net proceeds (including any such net proceeds resulting from the exercise of the over-allotment option) for general corporate purposes, including to fund investments. Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions. In addition, we will pay other expenses related to the offering out of cash on hand, which we estimate will total approximately $1 million.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED EQUITY DISTRIBUTIONS

The following table sets forth the historical ratio of earnings to fixed charges and preferred equity distributions for us and our consolidated subsidiaries for the periods indicated.

	Six Months Ended June 30, 2018	Year Ended
		December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Ratio of earnings to fixed charges and preferred equity distributions	2.49x	3.37x	2.36x	1.43x	2.10x	4.97x

For purposes of computing the ratios of earnings to combined fixed charges and preferred equity distributions, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from non-controlling interests plus fixed charges, amortization of capitalized interest and distributions from equity investees. Fixed charges consist of interest expense, amortization of debt costs and an estimate of interest within net rental expense. We did not have any preferred equity outstanding for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, and therefore the ratios of earnings to combined fixed charges and preferred equity distributions would be the same as the ratios of earnings to fixed charges presented above. On May 17, 2018, we issued 7,200,000 Series A Preferred units. Distributions on the Series A Preferred units will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2018, when, as and if declared by our board of directors out of funds legally available, at a rate per annum equal to 6.625% of the $25.00 liquidation preference per Series A Preferred unit. Assuming a distribution on the Series A Preferred units was declared and paid on June 15, 2018, the ratio of earnings to combined fixed charges and preferred equity distributions for the six months ended June 30, 2018 would be 2.47x.

DESCRIPTION OF THE SERIES B PREFERRED UNITS

The following description of the particular terms of the Series B Preferred units supplements the description of the general terms and provisions of preferred units and our operating agreement in the accompanying prospectus. The following description is a summary and it does not describe every aspect of the Series B Preferred Units. The following summary is subject to, and qualified in its entirety by reference to, all of the provisions of our operating agreement, a copy of which has been or will be incorporated by reference herein and which you may obtain as described under “Where You Can Find More Information and Incorporation by Reference,” and the Delaware Limited Liability Company Act. Therefore, you should read carefully the detailed provisions of the operating agreement. As used in this section, “the Company,” “we,” “us” and “our” mean Oaktree Capital Group, LLC, a Delaware limited liability company, and its successors, but not any of its subsidiaries or affiliates. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in such operating agreement, and those definitions are incorporated herein by reference.

The Series B Preferred units are a single series of authorized preferred units, consisting of 9,400,000 units (or 10,810,000 units if the underwriters exercise their over-allotment option in full), all of which are being initially offered hereby. Our operating agreement permits our board of directors to authorize the issuance of an unlimited number of preferred units, in one or more classes or series without action by holders of outstanding Class A Units, Class B Units or preferred units. As of the date of this prospectus supplement, we have no outstanding Series B Preferred units and we have 7,200,000 outstanding Series A Preferred units that rank equally with the Series B Preferred units. We may from time to time, without notice to or the consent of holders of the Series B Preferred units, issue additional equity securities that rank equally with or junior to the Series B Preferred units. We may also from time to time, without notice to or consent of holders of the Series B Preferred units, issue additional Series B Preferred units. The additional Series B Preferred units would form a single series with the Series B Preferred units offered hereby.

Other than as provided in this section “Description of the Series B Preferred Units”, the Series B Preferred units are subject to the terms and provisions applicable to units generally under our operating agreement. See “Description of Units” in the accompanying prospectus. Each person who purchases or otherwise acquires Series B Preferred units will be admitted as a member of the Company and become bound by the terms of our operating agreement including a power of attorney as provided therein; see “Description of Units—Agreement to be Bound by Our Operating Agreement; Power of Attorney” in the accompanying prospectus.

Distributions

Distributions on the Series B Preferred units will be payable when, as and if declared by our board of directors out of funds legally available, at a rate per annum equal to 6.550% of the $25.00 liquidation preference per unit. The liquidation preference per unit for purposes of calculating distributions will not be adjusted for any changes to the capital account balance per unit as described below under “—Amount Payable in Liquidation.”

Distributions on the Series B Preferred units will be payable quarterly on March 15, June 15, September 15 and December 15 of each year (each, a “distribution payment date”), beginning December 15, 2018, when, as and if declared by our board of directors. If any of those dates is not a business day, then distributions will be payable on the next succeeding business day. A “distribution period” is the period from and including a distribution payment date to, but excluding, the next distribution payment date, except that the initial distribution period will commence on and include the original issue date of the Series B Preferred units and end on December 15, 2018. The amount of distributions payable for the initial distribution period (which is payable on December 15, 2018) and any period shorter than a full distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Declared distributions will be payable on the relevant distribution payment date to holders of record as they appear on our register at the close of business, New York City time, on March 1, June 1, September 1 and December 1, as the case may be, immediately preceding the relevant distribution payment date (each, a “record date”). These record dates will apply regardless of whether a particular record date is a business day, provided that if the record date is not a business day, the declared distributions will be payable on the relevant distribution payment date to holders of record as they appear on our register at the close of business, New York City time on the business day immediately preceding such record date. A “business day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law to close.

Distributions on the Series B Preferred units are non-cumulative. Accordingly, if our board of directors does not declare a distribution before the scheduled record date for any distribution period, we will not make a distribution in that distribution period, whether or not distributions on the Series B Preferred units are declared or paid for any future distribution period.

The Series B Preferred units will rank senior to our Class A units and Class B units and any other non-preferred units (collectively, our “common units”) with respect to the payment of distributions to the extent provided in our operating agreement. Unless distributions have been declared and paid or declared and set apart for payment on the Series B Preferred units for a quarterly distribution period, no distribution may be declared or paid or set apart for payment on our common units (or on any of our other equity securities that we may issue in the future ranking, as to the payment of distributions, junior to the Series B Preferred units (together with our common units, “junior units”)) for the remainder of that quarterly distribution period, and we and our subsidiaries may not directly or indirectly repurchase, redeem or otherwise acquire for consideration our common units (or any junior unit), other than (i) distributions of tax distribution amounts received from the Oaktree Operating Group in accordance with the terms of the limited partnership agreements of the members of the Oaktree Operating Group as in effect on the date the Series B Preferred units are first issued, (ii) the net share settlement of equity-based awards granted under our 2011 Equity Incentive Plan, as amended or restated (or any successor or similar plan) in order to satisfy associated tax obligations (iii) exchanges of common units of us and/or our subsidiaries in connection with the exchange of units of OCGH for our common units or units of our subsidiaries under the exchange agreement, (iv) purchases pursuant to put or call arrangements with current or former Senior Executives, employees or service partners entered into in good faith in connection with the provision of personal services, (v) distributions of incentive compensation to current or former Senior Executives, employees or service partners in respect of their “points” interests in our subsidiaries, (vi) distributions, directly or indirectly, to us, our subsidiaries or OCGH to enable us, our subsidiaries or OCGH to pay expenses or satisfy other obligations (other than obligations in respect of distributions or purchases of junior securities that would not otherwise be Permitted Distributions), (vii) redemptions of common units pursuant to provisions of our operating agreement as in effect on the date of the first issuance of the Series B Preferred units, (viii) purchases in connection with the settlement of a bona fide forward purchase or accelerated unit repurchase arrangement with a third party financial institution that is entered into before the start of the applicable distribution period, (ix) payments made on redemption or conversion of convertible notes or convertible preferred equity or the entry into or settlement of call options, bond hedges and/or warrants to hedge the Company’s exposure in connection with the issuance of the convertible notes or convertible preferred equity, (x) distributions paid in, or exchanges of junior units or OCGH units for, junior units or options, warrants or rights to subscribe for or purchase junior units or distributions or purchases paid, directly or indirectly, with proceeds from the substantially concurrent sale of junior units and (xi) distributions, directly or indirectly, to OCGH or its successor to enable it to (A) make distributions in respect of any outstanding OCGH equity value units, and (B) purchase any OCGH units into which the equity value units have been recapitalized pursuant to any put right exercised by the holder of such units (the items in (i) through (xi) above, each, a “Permitted Distribution”). However, for a subsequent distribution period, payments on and repurchases or redemptions of junior units can be made again as long as distributions have been declared and paid or declared and set apart for payment on the Series B Preferred units for that period (even if no distributions have been made in one or more prior periods).

As discussed above, the distribution calculated for the initial distribution period, which is from the original issue date to but excluding December 15, 2018, is payable on December 15, 2018. If, for example, a distribution payment for the initial distribution period is not paid on December 15, 2018, no distribution may be declared or paid or set apart for payment on our common units (or any junior unit) for the quarterly distribution period from and including December 15, 2018 to, but excluding March 15, 2019, and we and our subsidiaries may not repurchase, redeem or otherwise acquire for consideration our common units (or any junior unit) for such period, other than pursuant to a Permitted Distribution. However, payments on and repurchases or redemptions of junior units can be made for the subsequent distribution period from March 15, 2019 to but excluding June 15, 2019 as long as distributions calculated for the period from December 15, 2018 to but excluding March 15, 2019 have been paid on the Series B Preferred units on March 15, 2019. These restrictions are not applicable during the initial distribution period, which is the period from the original issue date to but excluding December 15, 2018.

Our board of directors, or a duly authorized representative thereof, may, in its discretion, choose to pay distributions on the Series B Preferred units without the payment of any distributions on our junior units. No distributions may be declared or paid or set apart for payment on any Series B Preferred units if at the same time any arrears exist or default exists in the payment of distributions on any outstanding class or series of our senior units (as defined below), if any are issued.

When distributions are not paid (or duly provided for) on any distribution payment date (or, in the case of parity units (as defined under “—Ranking”) having distribution payment dates different from the distribution payment dates pertaining to the Series B Preferred units, on a distribution payment date falling within the related distribution period for the Series B Preferred units) in full upon the Series B Preferred units, the Series A Preferred units or any other parity units, all distributions declared upon the Series B Preferred units, the Series A Preferred units and all such other parity units payable on such distribution payment date (or, in the case of parity units having distribution payment dates different from the distribution payment dates pertaining to the Series B Preferred units, on a distribution payment date falling within the related distribution period for the Series B Preferred units) shall be declared pro rata so that the respective amounts of such distributions shall bear the same ratio to each other as all declared and unpaid distributions per unit on the Series B Preferred units and all unpaid distributions, including any accumulations, on all parity units payable on such distribution payment date (or in the case of parity units having distribution payment dates different from the distribution payment dates pertaining to the Series B Preferred units, on a distribution payment date falling within the related distribution period for the Series B Preferred units) bear to each other.

Ranking

The Series B Preferred units will rank senior to our junior units with respect to payment of distributions and distribution of our assets upon our liquidation, dissolution or winding up.

The Series B Preferred units will rank equally with the Series A Preferred units and any of our equity securities, including preferred units, that we may issue in the future, the terms of which provide that such securities will rank equally with the Series B Preferred units with respect to payment of distributions and distribution of our assets upon our liquidation, dissolution or winding up (the Series A Preferred units and such other equity securities, “parity units”).

The Series B Preferred units will rank junior to (i) all of our existing and future indebtedness and (ii) any of our equity securities, including preferred units, that we may issue in the future, the terms of which provide that such securities will rank senior to the Series B Preferred units with respect to payment of unit distributions and distribution of our assets upon our liquidation, dissolution or winding up (such equity securities, “senior units”). We currently have no senior units outstanding. While any Series B Preferred units are outstanding, we may not authorize or create any class or series of senior units without the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series B Preferred units and all other classes or series of voting preferred units (as defined under “—Voting Rights”), acting as a single class. See “—Voting Rights” below for a discussion of the voting rights applicable if we seek to create any class or series of senior units.

Maturity

The Series B Preferred units do not have a maturity date, and we are not required to redeem or repurchase the Series B Preferred units. Accordingly, the Series B Preferred units will remain outstanding indefinitely unless we decide to redeem or repurchase them.

Optional Redemption

We may not redeem the Series B Preferred units prior to September 15, 2023 except as provided below under “—Change of Control Redemption,” under “—Tax Redemption” or under “—Rating Agency Event.” At any time or from time to time on or after September 15, 2023 we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at a price of $25.00 per Series B Preferred unit plus declared and unpaid distributions, if any, to, but excluding, the redemption date, without payment of any undeclared distributions. If we choose to redeem less than all of the Series B Preferred units, we will either determine the Series B Preferred units to be redeemed by lot or pro rata or otherwise in accordance with applicable procedures of the Depository Trust Company and in compliance with the requirements of the New York Stock Exchange. Once proper notice has been given and so long as funds legally available and sufficient to pay the redemption price for all of the Series B Preferred units called for redemption have been set aside for payment, from and after the redemption date, distributions on the Series B Preferred units called for redemption will cease to accrue and such Series B Preferred units called for redemption will no longer be deemed outstanding, and all rights of the holders thereof will cease other than the right to receive the redemption price, without interest. In addition, similar to the Class A units and the Series A Preferred units, the Series B Preferred units may be redeemed pursuant to the provision described in the accompanying prospectus under “Description of Units—Limited Call Right” in the event less than 10% of the then outstanding Series B Preferred units are held by persons other than our senior executives, their successors or entities directly or indirectly controlled by them, including OCGH, and may be redeemed or caused to be transferred at the current market price as defined in the operating agreement pursuant to the provisions described in the accompanying prospectus under “Description of Units—Transfer Restrictions” and “Description of Units—Non-Citizen Assignee; Redemption.”

Holders of the Series B Preferred units will have no right to require us or any of our subsidiaries to redeem any of the Series B Preferred units.

Change of Control Redemption

If a Change of Control Event (as defined below) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Notices of redemption may, at our sole discretion, be conditional, as described in “—Conditional Redemption.”

If (i) a Change of Control Event occurs (whether before, on or after September 15, 2023) and (ii) we do not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Series B Preferred units, the distribution rate per annum on the Series B Preferred units will increase by 5.00%, beginning on the 31st day following such Change of Control Event.

“Below Investment Grade Rating Event” means (x) the rating on any series of the Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding, or no Oaktree Senior Notes are then rated by the applicable Rating Agency, our long-term issuer rating by such Rating Agency) is lowered by either of the Rating Agencies in respect of a Change of Control and (y) any series of the Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding or no Oaktree Senior Notes are then rated by the applicable Rating Agency, our long-term issuer rating by such Rating Agency) is rated below Investment Grade by both Rating Agencies on any date from the date of the public notice by the Company of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended until the ratings are announced if during such 60-day period the rating of any series of the Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding or no Oaktree Senior Notes are then rated by the applicable Rating Agency, our long-term issuer rating by such Rating Agency) is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform us that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event). We will request the Rating Agencies to make such confirmation in connection with any Change of Control.

“Change of Control” means the occurrence of the following:

•

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties and assets (other than any CLO Subsidiaries) of the Oaktree Issuer Group to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision), other than to a Continuing Oaktree Person; or

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision), other than a Continuing Oaktree Person, becomes (A) the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act or any successor provision) of a majority of the controlling interests in (i) Oaktree Capital Group, LLC or (ii) one or more entities that, as of the relevant time, is a guarantor to any series of Oaktree Senior Notes comprising all or substantially all of the assets of Oaktree Issuer Group and (B) entitled to receive a Majority Economic Interest in connection with such transaction.

For the avoidance of doubt, the failure of the Oaktree control condition to be satisfied shall not, in and of itself, be deemed to be a “Change of Control.”

“Change of Control Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“CLO” means a collateralized loan obligation vehicle or similar debt securitization vehicle or entity.

“CLO Subsidiary” means, at any time, (i) any subsidiary that (x) manages or has been established to manage one or more CLOs or (y) is an affiliate of a subsidiary described in clause (x) that purchases or otherwise acquires and/or retains securities, obligations or other interests in such CLO for the purpose of, among other things, satisfying (including on a prospective basis) any applicable risk retention laws, rules, regulations, guidelines, technical standards or guidance of any governmental authority and (ii) any subsidiary of a subsidiary described in the preceding clause (i). For the avoidance of doubt, the assets and obligations of any CLO Subsidiary will not be deemed to include the assets and obligations of any CLO such CLO Subsidiary may manage, except to the extent of any ownership of securities or obligations issued by, or other interests in, such CLO held by the CLO Subsidiary.

“Continuing Oaktree Person” means, immediately prior to and immediately following any relevant date of determination, (a) an individual who is a Senior Executive, (b) an individual who is an executive or other employee of Oaktree Capital Group, LLC and/or its subsidiaries who, as of any date of determination, has devoted substantially all of his or her business and professional time to the activities of Oaktree Capital Group, LLC or any of its subsidiaries during the 12 month period immediately preceding such date (each such person, an “Executive”), (c) Oaktree Capital Group Holdings GP, LLC, Oaktree Capital Group Holdings, L.P. or any other Person in which any one or more of such individuals directly or indirectly, singly or as a group, holds a majority of the Voting Units, (d) any Person that is a family member of such individual or individuals, (e) any trust, foundation or other estate planning vehicle for which such individual acts as a trustee or beneficiary (any Person referred to in clause (c), (d) or (e) is referred to as a “Related Party”) or (f) any trust described in the accompanying prospectus under “Description of Units—Grantor Trust”, or any other entity that acquires all of our outstanding Class A units in exchange for common equity interests in such entity immediately following which acquisition the former holders of Class A units and other Continuing Oaktree Persons collectively beneficially own directly or indirectly a majority of the controlling interests in the Company (any such trust or entity, an “Eligible Holding Entity”). Notwithstanding the foregoing, Oaktree Capital Group Holdings GP, LLC, Oaktree Capital Group Holdings, L.P., any Eligible Holding Entity, each of the Senior Executives and any Related Party of such Senior Executive and each of the Executives and any Related Party of such Executive shall be deemed to be a Continuing Oaktree Person.

“Fitch” means Fitch Ratings Inc. or any successor thereto.

“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate a series of the Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding, ceases to assign a long-term issuer rating to us) for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Majority Economic Interest” means any right or entitlement to receive more than 50% of the equity distributions or partnership allocations (whether such right or entitlement results from the ownership of partner or other equity interests, securities, instruments or agreements of any kind) made to all holders of equity interests in the Oaktree Issuer Group (other than to entities within the Oaktree Issuer Group).

“Oaktree Issuer Group” means Oaktree Capital Group, LLC, the members of the Oaktree Operating Group and any other entity that, as of the relevant time, is a guarantor to any series of Oaktree Senior Notes, and their direct and indirect subsidiaries (to the extent of their economic ownership interest in such subsidiaries), taken as a whole.

“Oaktree Operating Group” means, for the purpose of the Series B Preferred units, collectively, (a) as of the date of the initial issuance of the Series B Preferred units, Oaktree Capital I, L.P., Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree Investment Holdings, L.P. and Oaktree AIF Investments, L.P., each a Delaware limited partnership, and Oaktree Capital Management (Cayman), L.P., a Cayman Islands exempted limited partnership, and (b) any other subsidiary of the Company (whether now existing or hereafter formed) that is designated from time to time as part of the Oaktree Operating Group by our board of directors and that either (i) acts as or controls the general partners and investment advisers of our funds or (ii) holds interests in other entities or investments generating income for us.

“Oaktree Senior Notes” means (i) the 3.91% Senior Notes, Series A, due 2024 issued by Oaktree Capital Management, L.P., (ii) the 4.01% Senior Notes, Series B, due 2026 issued by Oaktree Capital Management, L.P., (iii) the 4.21% Senior Notes, Series C, due 2029 issued by Oaktree Capital Management, L.P., (iv) the 3.69% Senior Notes due 2031 issued by Oaktree Capital Management, L.P., (v) the 3.78% Senior Notes due 2032 issued by Oaktree Capital Management, L.P. and any similar series of senior unsecured debt securities, in each case, guaranteed by Oaktree Capital I, L.P., Oaktree Capital II, L.P. and Oaktree AIF Investments, L.P., each of which is a member of the Oaktree Operating Group.

“Rating Agency” means:

•	each of Fitch and S&P; and

•

if either of Fitch or S&P ceases to rate any series of Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding, ceases to assign a long-term issuer rating to us) or fails to make a rating of any series of Oaktree Senior Notes (or, if no Oaktree Senior Notes are outstanding, our long-term issuer rating) publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by us as a replacement agency for Fitch or S&P, or both, as the case may be.

“Senior Executive” means, as the date the Series B Preferred units are first issued Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank and Sheldon M. Stone, and any other person who may from time to time, prior to the failure of the Oaktree control condition to be satisfied, be designated by the board of directors as a “principal” of the Company, in each case until his or her death, disability, resignation or removal by the board of directors.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill Financial, Inc., or any successor thereto.

The Change of Control redemption feature of the Series B Preferred units may, in certain circumstances, make more difficult or discourage a sale or takeover of our limited liability company or a member of the Oaktree Operating Group and, thus, the removal of incumbent management. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future.

Tax Redemption

If a Tax Redemption Event (as defined under “Description of the Series B Preferred units—Tax Redemption Event”) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, at a price of $25.50 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Notices of redemption may, at our sole discretion, be conditional, as described in “—Conditional Redemption.”

“Tax Redemption Event” means, after the date the Series B Preferred units are first issued, (a) due to an amendment to, or a change in official interpretation of, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, or administrative guidance or (b) due to an administrative or judicial determination (i) we are advised by nationally recognized counsel or a “Big Four” accounting firm that the Company will be treated as an association taxable as a corporation for U.S. federal income tax purposes or otherwise subject to U.S. federal income tax (other than any tax imposed pursuant to Section 6225 of the Code, as amended by the Bipartisan Budget Act of 2015), or (ii) the Company files an IRS Form 8832 (or successor form) electing that the Company be treated as an association taxable as a corporation for U.S. federal income tax purposes, the Company converts or merges into a corporation, or the Company is otherwise treated as an association taxable as a corporation for U.S. federal income tax purposes.

Rating Agency Redemption

If a Rating Agency Event (as defined herein) occurs prior to September 15, 2023, we may, at our option, out of funds legally available, redeem the Series B Preferred units, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Rating Agency Event, at a price of $25.50 per Series B Preferred unit, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Notices of redemption may, at our sole discretion, be conditional, as described in “—Conditional Redemption.”

A “Rating Agency Event” means a change to the methodology or criteria that were employed by an applicable nationally recognized statistical rating organization for purposes of assigning equity credit to securities with features similar to the Series B Preferred units on the date of original issuance (the “current methodology”), which change either (x) shortens the period of time during which equity credit pertaining to Series B Preferred units would have been in effect had the current methodology not been changed or (y) reduces the amount of equity credit assigned to the Series B Preferred units as compared with the amount of equity credit that such rating agency had assigned to the Series B Preferred units as of the date of original issuance.

Conditional Redemption

Notice of any redemption that is to occur prior to September 15, 2023, whether in connection with a Change of Control Event, Tax Redemption Event or Rating Agency Event, may be given prior to the completion thereof, and any such redemption or notice may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion or occurrence of the related Change of Control Event, Tax Redemption Event or Rating Agency Event. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice shall state that, in our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed; provided, however, that the redemption date, if such redemption is conditional, shall not be delayed beyond September 15, 2023. In addition, we may provide in such notice that payment of the redemption price and performance of our obligations with respect to such redemption may be performed by another Person (as defined herein).

We and our affiliates may acquire the Series B Preferred units by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise.

Voting Rights

Except as indicated below in this section “Voting Rights,” the holders of the Series B Preferred units will have no voting or approval rights.

If and whenever six quarterly distributions (whether or not consecutive) payable on the Series B Preferred units have not been declared and paid (a “Nonpayment”), the number of directors then constituting our board of directors will be increased by two and the holders of the Series B Preferred units, voting together as a single class with the holders of any other series of parity units then outstanding upon which like voting rights have been conferred and are exercisable (any such other series, which for the avoidance of doubt includes the Series A Preferred units, the “voting preferred units”), will have the right to elect these two additional directors at a meeting of the holders of the Series B Preferred units and such other voting preferred units. When quarterly distributions have been declared and paid on the Series B Preferred units and any other applicable voting preferred units for four consecutive quarters following any Nonpayment, the right of the holders of the Series B Preferred units and any other voting preferred units to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting our board of directors will be reduced accordingly and, for purposes of determining whether a Nonpayment has occurred, the number of quarterly distributions payable on the Series B Preferred units that have not been declared and paid shall reset to zero. However, the right of the holders of the Series B Preferred units and any other voting preferred units to elect two additional directors will again vest if and whenever a Nonpayment occurs.

The approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series B Preferred units and all other series of voting preferred units, acting as a single class regardless of series, either at a meeting of unitholders or by written consent, is required in order:

(i)

to amend, alter or repeal any provisions of our operating agreement relating to the Series B Preferred units or other series of voting preferred units, whether by merger, consolidation or otherwise, to affect materially and adversely the voting powers, rights or preferences of the holders of the Series B Preferred units or other series of voting preferred units, unless in connection with any such amendment, alteration or repeal, each Series B Preferred unit and any other voting preferred unit remains outstanding without the terms thereof being materially changed in any respect adverse to the holders thereof or is converted into or exchanged for preferred units of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption thereof substantially similar to those of the Series B Preferred units or any other series of voting preferred units, as the case may be, or

(ii)

to authorize, create or increase the authorized amount of, any class or series of preferred units having rights senior to the Series B Preferred units with respect to the payment of distributions or amounts upon liquidation, dissolution or winding up, provided that in the case of clause (i) above, if such amendment affects materially and adversely the rights, preferences, privileges or voting powers of one or more but not all of the classes or series of voting preferred units (including the Series B Preferred units for this purpose), only the consent of the holders of at least two-thirds (66-2/3%) of the outstanding units of the classes or series so affected, voting as a class, is required in lieu of (or, if such consent is required by law, in addition to) the consent of the holders of two-thirds (66-2/3%) of the voting preferred units (including the Series B Preferred units for this purpose) as a class.

However, we may create additional series or classes of parity units and junior units and issue additional classes or series of parity units and junior units without notice to or the consent of any holder of the Series B Preferred units.

The foregoing voting provisions will not apply with respect to the Series B Preferred units if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, the Series B Preferred units shall have been redeemed or proper notice of redemption of the Series B Preferred units has been given and funds sufficient to pay the redemption price for all of the Series B Preferred units have been set aside for payment pursuant to the terms of our operating agreement.

In addition, if at any time any person or group (other than our manager and its affiliates, or a direct or subsequently approved transferee of our manager or its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the Series B Preferred units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when calculating required votes or for other similar purposes.

Amount Payable in Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of our limited liability company (“Liquidation”), each holder of the Series B Preferred units will be entitled to a payment out of our assets available for distribution to the holders of the Series B Preferred units following the satisfaction of all claims ranking senior to the Series B Preferred units. Such payment will equal the sum of the $25.00 liquidation preference per Series B Preferred unit and declared and unpaid distributions, if any, to, but excluding, the date of Liquidation (the “Preferred Unit Liquidation Value”), to the extent that we have sufficient gross income (excluding any gross income attributable to the sale or exchange of capital assets) in the year of Liquidation and in the prior years in which the Series B Preferred units have been outstanding to ensure that each holder of Series B Preferred units will have a capital account balance equal to the Preferred Unit Liquidation Value.

The capital account balance for each Series B Preferred unit will equal $25.00 initially and will be increased each year by an allocation of gross ordinary income recognized by us (including any gross ordinary income recognized in the year of Liquidation). We refer to our gross income (excluding any gross income attributable to the sale or exchange of capital assets) as our “gross ordinary income.” The allocations of gross ordinary income to the capital account balances for the Series B Preferred units in any year will not exceed the sum of the amount of distributions paid on the Series B Preferred units during such year and, to the extent the amount of our distributions in prior years exceeded the cumulative gross ordinary income allocated to the capital account balances for the Series B Preferred units in those years, the amount of such excess for all prior years. If our board of directors declares a distribution on the Series B Preferred units, the amount of the distribution paid on each such Series B Preferred unit will be deducted from the capital account balance for such Series B Preferred unit, whether or not such capital account balance received an allocation of gross ordinary income in respect of such distribution. The allocation of gross ordinary income to the capital account balances for the Series B Preferred units is intended to entitle the holders of the Series B Preferred units to a preference over the holders of outstanding common units upon our Liquidation, to the extent required to permit each holder of a Series B Preferred unit to receive the Preferred Unit Liquidation Value in respect of such unit. If, however, we were to have insufficient gross ordinary income to achieve this result, holders of Series B Preferred units would be entitled, upon Liquidation, to less than the Preferred Unit Liquidation Value and may receive less than $25.00 per Series B Preferred unit. See “Risk Factors—If the amount of distributions on the Series A Preferred units and the Series B Preferred units is greater than our gross ordinary income, then the amount that a holder of Series B Preferred units would receive upon liquidation may be less than the Preferred Unit Liquidation Value.”

After each holder of Series B Preferred units receives a payment equal to the lesser of the Preferred Unit Liquidation Value and the capital account balance for such holder’s Series B Preferred units, holders will not be entitled to any further participation in any distribution of our assets.

Based on current information, we believe we will have sufficient gross ordinary income in calendar year 2018 to ensure that holders of Series B Preferred units will have capital account balances as of the end of calendar year 2018, that entitle each holder, upon Liquidation, to the Preferred Unit Liquidation Value, but no assurance can be provided regarding the level of our calendar year 2018 gross ordinary income or of our future gross ordinary income. In our 2017 and 2016 taxable years, our gross ordinary income was $79.9 million and $102.3 million respectively.

If upon any Liquidation, the amounts payable with respect to the Series B Preferred units and any other outstanding class or series of parity units, including the Series A Preferred units, are not paid in full, then the holders of the Series B Preferred units and the holders of such parity units, including the Series A Preferred units, will share equally and ratably in any distribution of our assets in proportion to the full distributable amounts to which each such holder is entitled. As of the date of this prospectus supplement, there are 7,200,000 Series A Preferred units outstanding.

None of the sale, conveyance, exchange or transfer, for cash, shares of capital stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our limited liability company with or into any other entity or the consolidation, merger or amalgamation of any other entity with or into our limited liability company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our limited liability company, notwithstanding that for other purposes, such as for tax purposes, such an event may constitute a liquidation, dissolution or winding up. We refer to the foregoing transactions as “Permitted Transfers.” In addition, no payment will be made to the holders of the Series B Preferred units pursuant to this “—Amount Payable in Liquidation” section (i) upon the voluntary or involuntary liquidation, dissolution or winding up of any of our subsidiaries or upon any reorganization of our limited liability company into another limited liability entity pursuant to provisions of our operating agreement that allow us to convert, merge or convey our assets to another limited liability entity with or without approval of our members (including a merger or conversion of our limited liability company into a corporation if the board of directors determines in its sole discretion that it is no longer in the interests of our limited liability company to continue as a partnership for U.S. federal income tax purposes) or (ii) if our limited liability company engages in a reorganization or other transaction in which a successor to our limited liability company issues equity securities to the holders of the Series B Preferred units that have rights, powers and preferences that are substantially similar to the rights, powers and preferences of the Series B Preferred units pursuant to provisions of our operating agreement that allow us to do so without approval of our members. We refer to the foregoing transactions as “Permitted Reorganizations.” The board of directors may, in its sole discretion, modify the terms of the Series B Preferred units to provide for a Permitted Transfer or a Permitted Reorganization.

No Conversion Rights

The Series B Preferred units will not be convertible into common units or any other class or series of interests or any other security at any time.

Mirror Interests

We intend to cause the net proceeds from the sale of the Series B Preferred units to be contributed to Oaktree Capital I, L.P. (“Oaktree I”), which is a member of the Oaktree Operating Group. In consideration of our contribution, Oaktree I will issue to us (or a wholly-owned subsidiary of ours) a new series of preferred interests with economic terms designed to materially mirror those of the Series B Preferred units, which we refer to as the Mirror Interests. The terms of the Mirror Interests will provide that unless distributions have been declared and paid or declared and set apart for payment on either (x) the Mirror Interests or (y) the Series B Preferred units, then during such quarterly distribution period only, Oaktree I may not repurchase its common units or any junior units and may not declare or pay or set apart payment for distributions on its junior units, other than the following, or repurchases or distributions the proceeds of which are used, directly or indirectly, to effect the following: (i) distributions of tax distribution amounts in accordance with the terms of the limited partnership agreement of Oaktree I as in effect on the date the Series B Preferred units are first issued, (ii) the net share settlement of equity-based awards granted under our 2011 Equity Incentive Plan, as amended or restated (or any successor or similar plan) in order to satisfy associated tax obligations (iii) exchanges of common units of us and/or our subsidiaries in connection with the exchange of units of OCGH for our common units or units of our subsidiaries under the exchange agreement, (iv) purchases pursuant to put or call arrangements with current or former Senior Executives, employees or service partners entered into in good faith in connection with the provision of personal services, (v) distributions of incentive compensation to current or former Senior Executives, employees or service partners in respect of their “points” interests in our subsidiaries, (vi) distributions, directly or indirectly, to us, our subsidiaries or OCGH to enable us, our subsidiaries or OCGH to pay expenses or satisfy other obligations (other than obligations in respect of distributions or purchases of junior securities that would not otherwise be Permitted Distributions), (vii) redemptions of common units pursuant to provisions of our operating agreement as in effect on the date of the first issuance of the Series B Preferred units, (viii) purchases in connection with the settlement of a bona fide forward purchase or accelerated unit repurchase arrangement with a third party financial institution that is entered into before the start of the applicable distribution period, (ix) payments made on redemption or conversion of convertible notes or convertible preferred equity or the entry into or settlement of call options, bond hedges and/or warrants to hedge the Company’s exposure in connection with the issuance of the convertible notes or convertible preferred equity, (x) distributions paid in, or exchanges of junior units or OCGH units for, junior units or options, warrants or rights to subscribe for or purchase junior units or distributions or purchases paid, directly or indirectly, with proceeds from the substantially concurrent sale of junior units and (xi) distributions, directly or indirectly, to OCGH or its successor to enable it to (A) make distributions in respect of any outstanding OCGH equity value units, and (B) purchase any OCGH units into which the equity value units have been recapitalized pursuant to any put right exercised by the holder of such units (the items in (i) through (xi) above, each, an “Oaktree I Permitted Distribution”). In connection with the issuance of the Series A Preferred units, Oaktree I issued an aggregate of 7,200,000 Series A Preferred Mirror Units, which are preferred units with economic terms designed to mirror those of the Series A Preferred units.

The terms of the Mirror Interests will also provide that Oaktree I may not liquidate, dissolve or wind-up unless the outstanding liquidation preference on all outstanding Mirror Interests has been repaid via redemption or otherwise. The foregoing would not apply to (i) a Substantially All Merger or a Substantially All Sale whereby a member of the Oaktree Operating Group is the surviving Person and has expressly assumed all of the obligations under the Mirror Interests, (ii) the sale or disposition of Oaktree I (whether by merger, consolidation or the sale of all or substantially all of its assets) if such sale or disposition is not a Substantially All Merger or Substantially All Sale, (iii) the sale or disposition of Oaktree I if Oaktree I does not then constitute a “significant subsidiary” of ours under Rule 1-02(w) of Regulation S-X promulgated by the Securities and Exchange Commission, (iv) an event where the Series B Preferred units have been fully redeemed pursuant to terms of our operating agreement or if proper notice of redemption of the Series B Preferred units has been given and funds sufficient to pay the redemption price for all of the Series B Preferred units called for redemption have been set aside for payment pursuant to the terms of our operating agreement, (v) transactions where the assets of Oaktree I upon liquidation, dissolution or winding up are immediately contributed to another member of the Oaktree Operating Group that expressly assumes all of the obligations under the Mirror Interests and (vi) with respect to Oaktree I, a Permitted Transfer or a Permitted Reorganization.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Substantially All Merger” means a merger or consolidation of Oaktree I with or into another Person that would, in one or a series of related transactions, result in the transfer or other disposition, directly or indirectly, of all or substantially all of the assets of Oaktree I to a Person that is not a member of the Oaktree Operating Group immediately prior to such transaction.

“Substantially All Sale” means a sale, assignment, transfer, lease or conveyance, in one or a series of related transactions, directly or indirectly, of all or substantially all of the assets of Oaktree I to a Person that is not a member of the Oaktree Operating Group immediately prior to such transaction.

Forum Selection

Each person that holds or has held a Series B Preferred unit and each person that holds or has held any beneficial interest in a Series B Preferred unit (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, (i) irrevocably agrees that any claims, suits, actions or proceedings against us, or any director, officer, employee, control person, underwriter or agent of Oaktree Capital Group, LLC, asserted under United States federal securities laws, otherwise arising under such laws, or that could have been asserted as a claim arising under such laws, shall be exclusively brought in the federal district courts of the United States of America (except, and only to the extent, that any such claims, actions or proceedings are of a type for which a member may not waive its right to maintain a legal action or proceeding in the courts of the State of Delaware with respect to matters relating to the organization or internal affairs of Oaktree Capital Group, LLC as set forth under Section 18-109(d) of the Delaware Limited Liability Company Act); (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding; and (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper.

Transfer Agent, Registrar and Paying Agent

American Stock Transfer & Trust Company, LLC will be the transfer agent, registrar and paying agent for the Series B Preferred units.

BOOK-ENTRY, DELIVERY AND FORM

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for the Series B Preferred units. The Series B Preferred units will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.

DTC has advised us that: DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of Series B Preferred units under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series B Preferred units on DTC’s records. The ownership interest of each actual purchaser of each Series B Preferred unit (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Series B Preferred units are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Preferred units, except in the event that use of the book-entry system for the Series B Preferred units is discontinued.

To facilitate subsequent transfers, all Series B Preferred units deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series B Preferred units with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series B Preferred units; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series B Preferred units are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the Series B Preferred units within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Series B Preferred units unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Series B Preferred units are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds and distributions on the Series B Preferred units will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or American Stock Transfer & Trust Company, LLC on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, its nominee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds and distributions to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of the Series B Preferred units will not be entitled to receive physical delivery of the Series B Preferred units. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series B Preferred units. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Series B Preferred units.

DTC may discontinue providing its services as depository with respect to the Series B Preferred units at any time by giving us reasonable notice. Under such circumstances, in the event that a successor depository is not obtained, share certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, share certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary discusses the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Series B Preferred units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Series B Preferred units and does not cover all U.S. federal income and estate tax considerations that may be applicable to a particular investor. In particular, some categories of investors, such as dealers in securities, financial institutions, regulated investment companies, real estate investment trusts, thrifts, insurance companies, persons holding our Series B Preferred units as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle, traders in securities that have elected the mark-to-market method of accounting for securities, persons subject to the alternative minimum tax, persons who own or are deemed to own 10% or more of our stock (by vote or value), persons required to accelerate the recognition of any item of gross income with respect to Series B Preferred units as a result of such income being recognized on an applicable financial statement, U.S. expatriates, persons with a functional currency other than the dollar, dealers, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” partnerships or other pass-through entities for U.S. federal income tax purposes, and other investors that do not own their Series B Preferred units as capital assets, may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Series B Preferred unit. Tax-exempt organizations and mutual funds are discussed separately below. The actual tax consequences of the purchase and ownership of Series B Preferred units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Simpson Thacher & Bartlett LLP. The failure of such facts, assumptions, representations or determinations to be true and accurate could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court, and the IRS could challenge the conclusions herein, and a court could sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Series B Preferred unit that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a holder that is not a U.S. Holder.

If a partnership holds Series B Preferred units, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series B Preferred units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of Series B Preferred units should consult their own tax advisers concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Series B Preferred unit, as well as any consequences under the laws of any other taxing jurisdiction.

Taxation of Oaktree Capital Group, LLC

Subject to the discussion in the next two paragraphs, an entity that is treated as a partnership for U.S. federal income tax purposes is generally not a taxable entity for U.S. federal income tax purposes and incurs no U.S. federal income tax liabilities. Instead, each partner of a partnership is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Legislation that became effective for taxable years beginning after December 31, 2017 may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances absent an election to the contrary. The effects of the application of this legislation on us are uncertain, and prospective investors should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances. See discussion below under “Administrative Matters—Partnership Audit Legislation.”

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We are a publicly traded partnership. However, an exception to taxation as a corporation, referred to as the “Qualifying Income Exception,” exists if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we are and will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Simpson Thacher & Bartlett LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion will be based solely on current law and will not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Series B Preferred units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Series B Preferred units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Series B Preferred units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in the Series B Preferred units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the Series B Preferred units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our Series B Preferred units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this section assumes that Oaktree Capital Group, LLC will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd.

Oaktree Capital Group, LLC holds a portion of its interests in our subsidiaries through Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd. (the “Corporations”). The Corporations are taxable as corporations for U.S. federal income tax purposes. We are not taxed directly on earnings of entities we hold through the Corporations. Distributions of cash or other property that the Corporations pay to us will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by a Corporation exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in the Corporation’s stock, and thereafter will be treated as a capital gain.

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. will incur U.S. federal income taxes on income earned by such Corporation. With respect to Oaktree Holdings, Ltd., we intend to operate Oaktree Holdings, Ltd. to minimize its income that is effectively connected with a U.S. trade or business, or ECI. Oaktree Holdings, Ltd.’s income will not be subject to U.S. federal income tax to the extent it has a foreign source and is not treated as ECI. Oaktree Holdings, Ltd. is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes subject to the rules described under “—Consequences to U.S. Holders of Series B Preferred Units—Controlled Foreign Corporations.”

Personal Holding Companies

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company (“PHC”) for U.S. federal income tax purposes. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year, consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations. Due to applicable attribution rules, it is likely that five or fewer individuals or tax-exempt organizations will be treated as owning actually or constructively more than 50% of the value of the stock in each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. Consequently, each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. could be or become a PHC, depending on whether it fails the PHC gross income test. Certain aspects of the gross income test cannot be predicted with certainty. Thus, no assurance can be given that Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. will not become a PHC in the future.

If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional 20% PHC tax on its undistributed PHC income, which includes the company’s taxable income, subject to certain adjustments. If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

We and our subsidiaries are subject to state, local and non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our holders may not conform to the U.S. federal income tax treatment discussed herein. We may be subject to significant amounts of non-U.S. taxes as a result of our investments and operations. Any non-U.S. taxes incurred by us may not pass through to Series B Preferred unitholders as a credit against their federal income tax liability. For non-corporate U.S. shareholders, the deductibility of state and local taxes will also be subject to substantial limitations for taxable years 2018 through 2025.

Consequences to U.S. Holders of Series B Preferred Units

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Series B Preferred units.

Taxation of Holders of Series B Preferred Units on Our Gross Ordinary Income.

As a partnership for tax purposes, we are not a taxable entity and incur no U.S. federal income tax liability except as described below under “—Administrative Matters—Partnership Audit Legislation.” Instead, each holder of Series B Preferred units in computing such holder’s U.S. federal income tax liability for a taxable year will be required to take into account items of gross ordinary income we allocate to it, including any Subpart F income or GILTI (as defined below). We refer to our gross income (excluding any gross income attributable to the sale or exchange of capital assets) as our “gross ordinary income.” In general, to the extent of our gross ordinary income in any taxable year, we will specially allocate to the Series B Preferred units items of our gross ordinary income in an amount equal to the distributions paid in respect of the Series B Preferred units during the taxable year. If the distributions paid in respect of the Series B Preferred units in a taxable year exceed our gross ordinary income, items of our gross ordinary income will be allocated to the Series B Preferred units pro-rata based on the amount of distributions paid in respect of the Series B Preferred units in such taxable year. The gross ordinary income allocated to a holder of Series B Preferred units will generally have the same character as our gross ordinary income (e.g., interest, dividends, rents from real property, UBTI, etc.). To the extent our distributions in prior years exceeded the cumulative gross ordinary income allocated to the Series B Preferred units, we will allocate additional gross ordinary income, to the extent available in any taxable year, to the Series B Preferred units until such excess is eliminated. In such circumstance, the gross ordinary income allocated to holders of the Series B Preferred units during a taxable year would exceed the distributions to the Series B Preferred units during such taxable year. However, we expect we will have sufficient gross ordinary income in calendar year 2018 to allocate gross ordinary income to the Series B Preferred units in an amount equal to the distributions paid on the Series B Preferred units. We believe that for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenges the allocations made pursuant to our limited liability company agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocation set forth in the limited liability company agreement. The treatment of interests in a partnership such as the Series B Preferred units and the payments received in respect of such interests is uncertain. The IRS may contend that payments on the Series B Preferred units represent “guaranteed payments,” which would generally be treated as ordinary income and may not have the same character when received by a holder as our gross ordinary income had when earned by us. If distributions on the Series B Preferred units were treated as “guaranteed payments,” a holder would always be treated as receiving income equal to the amount distributed or accrued, regardless of the amount of our gross ordinary income. Holders of Series B Preferred units are encouraged to consult their own tax advisors regarding the treatment of payments on the Series B Preferred units as “guaranteed payments.”

With respect to U.S. Holders who are individuals, certain dividends paid by Oaktree Holdings, Inc., Oaktree AIF Holdings Inc. or certain qualified foreign corporations to us and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to shares that are readily tradable on an established securities market in the United States. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on any dividend if the payer is a passive foreign investment company (“PFIC”) (as defined below) in the taxable year in which such dividend is paid or in the preceding taxable year or on any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to an entity that is a PFIC and in which we hold a direct or indirect interest. Dividends paid by Oaktree Holdings, Ltd. and Subpart F and GILTI inclusions attributable to Oaktree Holdings, Ltd. will not be eligible for such reduced rates of taxation. Prospective investors should consult their own tax advisers regarding the application of the foregoing rules to their particular circumstances.

U.S. Holders that are individuals, estates or trusts are subject to a Medicare tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. Net income and gain attributable to an investment in our Series B Preferred units will be included in a U.S. Holder’s “net investment income” subject to this Medicare tax.

Basis

You will have an initial tax basis for your Series B Preferred unit equal to the amount you paid for the Series B Preferred unit. That basis will be increased by your share of our gross ordinary income. That basis will be decreased, but not below zero, by distributions from us.

Holders who purchase Series B Preferred units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the Series B Preferred units, a portion of that tax basis must be allocated to the Series B Preferred units sold.

Treatment of Distributions

Distributions of cash by us generally will not be taxable to you to the extent of your adjusted tax basis (described above) in your Series B Preferred units. Any cash distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of Series B Preferred units (described below). Under current laws, such gain would be treated as capital gain and would be long-term capital gain if your holding period for your Series B Preferred units exceeds one year, subject to certain exceptions (described below).

Sale or Exchange of Series B Preferred Units

You will recognize gain or loss on a sale of Series B Preferred units equal to the difference, if any, between the amount realized and your tax basis in the Series B Preferred units sold.

Gain or loss recognized by you on the sale or exchange of a Series B Preferred unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Series B Preferred units you hold were held for more than one year on the date of such sale or exchange. The deductibility of capital losses is subject to limitations.

Holders who purchase Series B Preferred units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. Holders in publicly traded partnerships may choose to use the actual holding period for each unit sold provided certain requirements are met. You should consult your tax adviser regarding these rules.

Foreign Tax Credit Limitations

You may be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our gross ordinary income. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. You should consult your tax adviser with respect to whether you will be entitled to any foreign tax in light of your particular circumstances.

Tax Accounting Methods

We have tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could have a negative impact on our Series B Preferred units or result in audits of and adjustments to our Series B Preferred unitholders’ tax returns.

Foreign Currency Gain or Loss

Our functional currency is the U.S. dollar, and our income or loss is calculated in U.S. dollars. It is likely that we will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax adviser with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is “passive income” or (2) 50% or more of its assets in any taxable year (in most instances based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC, it is, with respect to a shareholder of the corporation during the time it qualifies as a PFIC, and absent certain taxpayer elections to recognize taxable income or gains, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfies either of the qualification tests in subsequent years. In the case of PFICs, the share of a U.S. Holder of certain distributions from such corporations could be subject to an interest charge and certain other disadvantageous tax treatment. If we make a QEF election with respect to a PFIC, each U.S. Holder would avoid the interest charge described above. We cannot give any assurance that the QEF election will be available with respect to a PFIC that we invest in or that we will make a QEF election.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.

When making investment or other decisions, we will consider whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each Series B Preferred unitholder’s allocable share of gross ordinary income may include the CFC’s “Subpart F” income reported by us. Subpart F income includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, fees for services provided to certain related persons and certain other passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons. See the introduction to this “—Consequences to U.S. Holders of Series B Preferred Units” section. Amounts included as such income with respect to direct and indirect investments will not be taxable again when actually distributed.

If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading “—Passive Foreign Investment Companies” above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then Series B Preferred unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisers in this regard.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. Under the Tax Act, effective for the first tax year of a CFC beginning after December 31, 2017, any U.S. person who is a U.S. Shareholder of a CFC is taxed currently on its share of the CFC’s global intangible low-taxed income (“GILTI”). GILTI is generally defined to include most business income of a CFC reduced by 10% of the adjusted basis of the CFC’s depreciable tangible property. A U.S. Shareholder that is not a corporation for U.S. federal income tax purposes is subject to tax on such U.S. Shareholder’s share of a CFC’s GILTI at a significantly higher rate than U.S. Shareholders that are corporations for U.S. federal income tax purposes.

Oaktree Holdings, Ltd. is a CFC subject to the foregoing rules and as such, each Series B Preferred unitholder that is a U.S. person will be required to include in income its share of Oaktree Holdings, Ltd.’s Subpart F and GILTI income reported by us.

Investment Structure

To manage our affairs so as to meet the Qualifying Income Exception and comply with certain requirements in our operating agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of our board of directors in order to create a tax structure that we expect will be efficient for our Series B Preferred unitholders. However, because our Series B Preferred unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our Series B Preferred unitholders to the same extent, and may even impose additional tax burdens on some of our Series B Preferred unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a PFIC or a CFC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would be subject to such tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisers regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

Our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your Series B Preferred units, you may be allocated gross ordinary income realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our gross ordinary income must be reallocated among the holders of Series B Preferred units. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our board of directors is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

Deduction for Certain Qualified Business Income

Under the Tax Act, individual taxpayers may be allowed a deduction of 20% of certain domestic business income (excluding capital gains, dividend income, and certain types of compensation) received from publicly traded partnerships. We expect that a substantial amount of our income may not be eligible for the deduction.

U.S. Federal Estate Taxes

If Series B Preferred units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our Series B Preferred units.

U.S. Taxation of Tax-Exempt U.S. Holders of Series B Preferred Units

A holder of Series B Preferred units that is a tax-exempt entity for U.S. federal income tax purposes (including an individual retirement account or 401(k) plan participant) and therefore exempt from most U.S. federal income taxation will nevertheless be subject to “unrelated business income tax” to the extent, if any, that its share of our gross ordinary income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI its share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property). We will make investments through entities classified as partnerships or disregarded entities for U.S. federal income tax purposes in debt-financed property and, thus, an investment in Series B Preferred units will give rise to UBTI to tax-exempt holders of Series B Preferred units.

Additionally, as a result of changes introduced by the Tax Act, a tax-exempt holder will be required to calculate UBTI separately with respect to each trade or business in which it has an interest and will not be able to use a net operating loss from one trade or business to offset UBTI from another trade or business. Accordingly, losses generated by one operating pass-through entity, in which such tax-exempt holder has an interest, may not be used to reduce UBTI generated by another operating pass-through entity in which such tax-exempt holder has an interest, and such loss must instead be carried forward to subsequent years to offset UBTI generated by the same operating pass-through entity. The use of a net operating loss arising in a taxable year beginning before January 1, 2018, is not subject to such limitation. It is unclear how this limitation will apply to income from investments that are “debt-financed.”

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of Series B Preferred units should consult their own tax advisers regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in Series B Preferred units for purposes of these tests will depend on whether we are treated as a “qualifying publicly traded partnership.” If our limited liability company is so treated, then the Series B Preferred units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the Series B Preferred units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25% of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test described above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC’s allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC’s allocable share of the underlying gross income earned by us. Whether we will qualify as a “qualifying publicly traded partnership” depends on the exact nature of our future investments, but we do not expect to be treated as a “qualifying publicly traded partnership.” RICs should consult their own tax advisers about the U.S. tax consequences of an investment in Series B Preferred units.

Consequences to Non-U.S. Holders of Series B Preferred Units

U.S. Income Tax Consequences

In light of our intended investment activities, we may be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which may cause some portion of our income to be treated as effectively connected income (“ECI”) with respect to non-U.S. Holders. Moreover, dividends paid by an investment that we make in a real estate investment trust, or REIT, that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to certain non-U.S. Holders. We expect that we will earn ECI and/or income treated as ECI.

To the extent our income is treated as ECI, non-U.S. Holders would be (1) subject to withholding tax on their allocable share of such income, (2) required to file a U.S. federal income tax return for such year reporting their allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to us, and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder’s U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder’s U.S. federal income tax liability for the taxable year.

If we are treated as being engaged in a U.S. trade or business, any gain recognized by a non-U.S. Holder on the sale or exchange of Series B Preferred units that is attributable to assets that if sold would produce income that would be effectively connected with such U.S. trade or business will be treated for U.S. federal income tax purposes as ECI, and hence, such Series B Preferred unitholders would be subject to U.S. federal income tax on the sale or exchange of such Series B Preferred units. Under the Tax Act, unless an applicable non-foreign affidavit is furnished or other exception applies, if any portion of gain, if any, on a disposition of Series B Preferred units would be treated as ECI, the transferee of an interest in us is required to withhold 10% of the amount realized on such disposition (and we may be required to withhold from future distributions to the transferee if the transferee fails to properly withhold). Even if a non-U.S. holder disposes of its shares in a transaction that otherwise qualifies as a non-recognition transaction, such non-U.S. holder may recognize gain and be subject to the withholding if we are treated as engaged in a U.S. trade or business. The U.S. Treasury Department has the regulatory authority to prescribe circumstances in which certain non-recognition provisions will continue to apply to defer the recognition of gain. In addition, the U.S. Treasury Department and the IRS recently released a notice suspending the withholding requirements described above for interests in publicly traded partnerships, such as us, until such time as regulations or other guidance have been issued. As a result, it is unclear how this provision may impact transfers of Series B Preferred units in the future.

Such withholding tax provisions, when effective for publicly traded partnerships, could impose material tax and administrative burdens on us and our Series B Preferred unitholders.

To the extent we receive dividends from a U.S. corporation through the Oaktree Operating Group and its investment vehicles, your share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%, unless you are eligible for a reduced rate of such withholding and provide us with certain relevant tax status information. Distributions to you may also be subject to withholding to the extent they are considered fixed or determinable annual or periodic income under the Code, provided that an exemption from or a reduced rate of such withholding may apply if certain tax status information is provided. If such information is not provided and you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our limited liability company as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes. You should consult your tax advisers regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States, (2) is present in the United States for 183 days or more in a taxable year or (3) is a former citizen of the United States, a foreign insurance company that is treated as holding interests in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisers regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

The U.S. federal estate tax treatment of our Series B Preferred units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our Series B Preferred units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with regard to our units.

Administrative Matters

Taxable Year

We currently use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Member and Partnership Representative

OCGH acts as our “tax matters member” or “partnership representative,” as applicable. As the tax matters member or partnership representative, OCGH has the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including your allocable share of gross ordinary income for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Series B Preferred units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In addition, in the event we provide separate estimates and subsequent Schedule K-1s, it is possible that a Series B Preferred unitholder will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the partnership. Any obligation of a Series B Preferred unitholder to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each Series B Preferred unitholder.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a reportable transaction if, for example, we recognize certain significant losses in the future. In certain circumstances, a Series B Preferred unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

Series B Preferred unitholders should consult their tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Withholding and Backup Withholding

For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of Series B Preferred units), we may over-withhold or under-withhold with respect to a particular holder of Series B Preferred units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder’s U.S. tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all holders of Series B Preferred units on a pro-rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the rate of 24%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8 BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If an investor does not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro-rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. withholding tax may apply to certain payments or, for a disposition occurring after December 31, 2018, the gross proceeds from a disposition of any U.S. stock or securities, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Non-U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the implications of FATCA on their investment in our Series B Preferred units.

Nominee Reporting

Persons who hold an interest in our limited liability company as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•

whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

•	the amount and description of Series B Preferred units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Series B Preferred units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Series B Preferred units with the information furnished to us.

Partnership Audit Legislation

Legislation was enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under an alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If we are able to and in fact elect the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

There can be no assurance that we will be eligible to make such an election or that we will, in fact, make such an election for any given adjustment. If we do not or are unable to make such an election, then (1) the then current holders of the Series B Preferred units, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder’s ownership of the Series B Preferred units. Accordingly, it is possible that a holder will bear tax liabilities unrelated to its ownership of the Series B Preferred units. Amounts available for distribution to the holders of the Series B Preferred units may be reduced as result of our obligations to pay any taxes associated with an adjustment.

The partnership representative of OCG will be the only person with the authority to act on our behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, we and each holder will be bound by the actions taken by the partnership representative on our behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

Many issues and the overall effect of this legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our Series B Preferred unitholders will be enacted.

In particular, there is limited guidance regarding the application and interpretation of the Tax Act, and as a result, there is significant uncertainty regarding how the provisions of the Tax Act will be interpreted. In addition, it is possible that technical corrections legislation may be passed during 2018 that could alter or clarify the Tax Act, likely with retroactive effect. There can be no assurance, however, that technical clarifications or other legislative changes that may be needed to prevent unintended or unforeseen adverse tax consequences will be enacted by Congress.

In addition, the present U.S. federal income tax treatment of an investment in our Series B Preferred units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us and adversely affect an investment in our Series B Preferred units. See “Risk Factors—Risks Relating to United States Taxation” in our most recent Annual Report on Form 10-K. We and our Series B Preferred unitholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

Our organizational documents and agreements permit our board of directors to modify the amended and restated operating agreement from time to time, without the consent of the Series B Preferred unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our Series B Preferred unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE HOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE SERIES B PREFERRED UNITS.

CERTAIN ERISA AND RELATED CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, ERISA (each, an “ERISA Plan”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Series B Preferred units. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA, would be consistent with its fiduciary responsibilities and with the documents and instruments governing the ERISA Plan, and would involve a prohibited transaction under ERISA or the Code.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts (“IRAs”, each an “IRA”), Keogh plans and any other plans that are subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in an excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption.

Whether or not the underlying assets of Oaktree Capital Group, LLC, as issuer of the Series B Preferred units, were deemed to include “plan assets,” as described below, we, certain of our subsidiaries and the underwriters, the transfer agent, registrar and paying agent, our manager and our and their respective affiliates may each be considered a “party in interest” or a “disqualified person” with respect to many Plans. Prohibited transactions within the meaning of ERISA or the Code could arise, for example, if the Series B Preferred units are acquired by or with the assets of a Plan with respect to which our manager, we or any of our subsidiaries or our or our manager’s respective affiliates and the other persons referenced above is a party in interest or disqualified person, unless the transaction qualifies for an exemption from the prohibited transaction rules.

Exemptive relief from the prohibited transaction rules under Section 406 of ERISA and Section 4975 of the Code may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of our units. Exemptions that potentially could apply include PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide exemptive relief for certain arm’s-length transactions with a person (other than a fiduciary or an affiliate of a fiduciary that (directly or indirectly) has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) that is a party in interest or disqualified person solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”). Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Plans considering acquiring and/or holding the Series B Preferred units in reliance on these or any other exemption should carefully review the exemption to assure it is applicable. There can be no assurance that any of the class exemptions, the Service Provider Exemption or any other exemption will be available with respect to any particular transaction involving the Series B Preferred units or that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

Regulations, promulgated under ERISA by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”) generally provide, that when a Plan acquires an equity interest in an entity that is neither a “publicly offered security” nor a security issued by an investment company registered under the 1940 Act, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by “benefit plan investors” is not significant or that the entity is an “operating company,” in each case, as defined in the Plan Asset Regulations. For purposes of the Plan Asset Regulations, equity participation in an entity by benefit plan investors will not be significant if they hold, in the aggregate, less than 25% of the total value of each class of such entity’s equity, excluding equity interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof. Under the Plan Asset Regulation, Plans, including any entity whose underlying assets are regarded as plan assets by reason of any Plan’s investment in the entity, are “benefit plan investors.” Any such entity, or any other entity whose assets are regarded as assets of a Non-ERISA Arrangement under applicable Similar Laws, (collectively, “Plan Asset Entities”).

For purposes of the Plan Asset Regulations, a “publicly offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 the Exchange Act. The Series B Preferred units are being offered pursuant to a registered offering under the Securities Act, and the Series B Preferred units will be registered under the Exchange Act. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. It is anticipated that our Series B Preferred units will be “widely held” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard. The Plan Asset Regulations provide that, whether a security is “freely transferable” is a factual question to be determined on the basis all the relevant facts and circumstances. It is anticipated that our Series B Preferred units will be “freely transferable” within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

Accordingly, although no assurances can be given in this regard, we anticipate that the Series B Preferred units we are selling hereunder should qualify as a “publicly offered security” within the meaning of the Plan Asset Regulations.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, “Non-ERISA Arrangements”) are not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, but may be subject to substantially similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”). Fiduciaries of any such Non-ERISA Arrangements should consult with their counsel before purchasing the Series B Preferred units.

Plan Asset Consequences

If the assets of Oaktree Capital Group, LLC, as issuer of the Series B Preferred units, were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the unintended application of the prudence and other fiduciary responsibility standards of ERISA to investments made by Oaktree Capital Group, LLC and (ii) the possibility that certain transactions in which Oaktree Capital Group, LLC, might seek to engage could constitute “prohibited transactions” under ERISA and the Code. Violations of these rules could result in liabilities for, among others, Oaktree Capital Group, LLC and parties related to or dealing with it, and Plan fiduciaries.

Certain Restrictions

Due to the foregoing requirements, the Series B Preferred units may not be purchased or held by any Plan, Plan Asset Entity, or any person investing plan assets of any Plan or Non-ERISA Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under Section 406 of ERISA and Section 4975 of the Code or a violation of any applicable Similar Law.

Accordingly, each purchaser and subsequent transferee, including any fiduciary purchasing or holding the Series B Preferred units with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement will be deemed to have represented by its purchase or holding of the Series B Preferred units offered hereby or any interest therein that it either (a) is not a Plan, Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing or holding the Series B Preferred units on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement or (b) the purchase and holding of the Series B Preferred units will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The following representations are intended to comply with the U.S. Department of Labor’s Reg. Sections 29 C.F.R. 2510.3-21(a) and (c)(1) as promulgated on April 8, 2016 (81 Fed. Reg. 20,997). If these regulations are revoked, repealed or no longer effective, these representations shall be deemed to be no longer in effect. Any purchaser of the Series B Preferred units in this offering or any interest therein that is a Plan or Plan Asset Entity and that acquires Series B Preferred units in connection with this offering will, by its purchase of the Series B Preferred units offered hereby, be deemed to represent, warrant and acknowledge, for so long as it holds such investment that a fiduciary (the “Fiduciary”) independent of us, our manager, the underwriters or our or their respective affiliates (the “Transaction Parties”) acting on behalf of the Plan or Plan Asset Entity is responsible for the decision of the Plan or Plan Asset Entity to acquire and hold the Series B Preferred units in this offering and that such Fiduciary:

(i)

is either a U.S. bank, a U.S. insurance carrier, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case, under the requirements specified in the U.S. Code of Federal Regulations, 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time,

(ii)	in the case of a Plan that is an IRA, is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary,

(iii)	is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the Series B Preferred units,

(iv)	is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire and hold the Series B Preferred units,

(v)	has exercised independent judgment in evaluating whether to invest the assets of the Plan or Plan Asset Entity in the Series B Preferred units,

(vi)

understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with the Plan’s or Plan Asset Entity’s acquisition of the Series B Preferred units,

(vii)

understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the Plan or Plan Asset Entity, in connection with the Plan’s or Plan Asset Entity’s acquisition or holding of the Series B Preferred units, and

(viii)

confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the Plan, Plan Asset Entity, or any fiduciary, participant or beneficiary of the Plan or Plan Asset Entity for the provision of investment advice (as opposed to other services) in connection with the Plan’s or Plan Asset Entity’s acquisition or holding of the Series B Preferred units.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Series B Preferred units on behalf of or with the assets of any Plan, Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether such investment will constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA, Section 4975 of the Code or any applicable Similar Laws, as described above.

UNDERWRITING

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Series B Preferred units set forth opposite the underwriter’s name.

Underwriter	Number of Series B Preferred Units
Morgan Stanley & Co. LLC	1,880,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,880,000
UBS Securities LLC	1,880,000
Wells Fargo Securities, LLC	1,880,000
RBC Capital Markets, LLC	893,000
Barclays Capital Inc.	141,000
Citigroup Global Markets Inc.	141,000
Goldman Sachs & Co. LLC	141,000
HSBC Securities (USA) Inc.	141,000
J.P. Morgan Securities LLC	141,000
BNY Mellon Capital Markets, LLC	70,500
Credit Suisse Securities (USA) LLC	70,500
MUFG Securities Americas Inc.	70,500
U.S. Bancorp Investments, Inc.	70,500

Total	9,400,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Series B Preferred units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Series B Preferred units (other than those covered by the over-allotment option described below) if they purchase any of the Series B Preferred units.

The Series B Preferred units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Series B Preferred units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price less a concession not to exceed $0.50 per unit; provided that the concession will be $0.30 per unit for sales to institutions. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.45 per unit on sales to other dealers. If all the Series B Preferred units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,410,000 additional Series B Preferred units at the public offering price less the underwriting discount, solely to cover over-allotments. To the extent the option is exercised, each underwriter must purchase a number of additional Series B Preferred units approximately proportionate to that underwriter’s initial purchase commitment. Any Series B Preferred units issued or sold under the option will be issued and sold on the same terms and conditions as the other Series B Preferred units that are the subject of this offering.

We have agreed that, for a period of 30 days from the date of this prospectus supplement, we will not, without the prior written consent of Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC, offer, sell, contract to sell, pledge, otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us or any affiliate of us or any person in privity with us or any affiliate of us, directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, or announce the offering, of any debt securities issued or guaranteed by us or units of any class of our capital stock (other than the Series B Preferred units) that is preferred as to the payment of distributions, or as to the distribution of assets upon any liquidation or dissolution of us, over units of any other class of our capital stock; provided that we may issue and sell the Series B Preferred units to the underwriters pursuant to the underwriting agreement. Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC in their sole discretion may release any of the securities subject to this lock-up agreement at any time.

We intend to apply to list the Series B Preferred units on the NYSE under the symbol “OAK PR B.” If the application is approved, we expect trading in the Series B Preferred units on the NYSE to begin within 30 days after the Series B Preferred units are first issued.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Paid by Us
	No Exercise		Full Exercise
Per unit	$0.7873	(1)	$0.7873	(2)

Total	$7,400,775		$8,511,150

(1)

The underwriting discount will be $0.7875 per Series B Preferred unit for retail orders and $0.5000 per Series B Preferred unit for institutional orders. The underwriting discount per unit represents a weighted average based on retail and institutional order allocation and is rounded to the nearest ten thousandth of a dollar.

(2)	Assumes an underwriting discount for retail orders of $0.7875 per Series B Preferred unit for any Series B Preferred units sold pursuant to the over-allotment option.

The estimated offering expenses payable by us (excluding the underwriting discount) are approximately $1 million, which includes legal, accounting and printing costs and various other fees associated with registering the units.

In connection with the offering, the underwriters may purchase and sell units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, and stabilizing purchases. Short sales involve secondary market sales by the underwriters of a greater number of units than they are required to purchase in the offering. Covering transactions involve purchases of Series B Preferred units in the open market after the distribution has been completed to cover short positions. To close a naked short position, the underwriters must purchase Series B Preferred units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series B Preferred units in the open market after pricing that could adversely affect investors who purchase in the offering. To close a covered short position, the underwriters must purchase Series B Preferred units in the open market after the distribution has been completed. Stabilizing transactions involve bids to purchase Series B Preferred units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the units.

They may also cause the price of the units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We expect to deliver the units against payment for the units on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the units (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade units on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the units initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The underwriters and their respective affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. Certain of the underwriters and their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Series B Preferred units. Any such short positions could adversely affect future trading prices of the Series B Preferred units. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

The units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the units or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the units or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation. This Prospectus has been prepared on the basis that any offer of units in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. This Prospectus is not a prospectus for the purposes of the Prospectus Directive.

This EEA selling restriction is in addition to any other selling restrictions set out in the prospectus supplement and the accompanying prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the units described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The units have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the units has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the units to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Généeral) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public a` l’épargne).

The units may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The units offered in this prospectus supplement have not been registered under the Securities and Exchange Law of Japan. The units have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and shares of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the units pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and shares of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The units may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the Series B Preferred units being offered by us in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California. Simpson Thacher & Bartlett LLP, Palo Alto, California has provided a tax opinion in connection with the Series B Preferred units being offered hereby.

EXPERTS

The consolidated financial statements of Oaktree Capital Group, LLC as of December 31, 2017 and 2016, and for the years then ended, appearing in Oaktree Capital Group, LLC’s Annual Report (Form 10-K) for the year ended December 31, 2017, and the effectiveness of Oaktree Capital Group, LLC’s internal control over financial reporting as of December 31, 2017 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated statements of operations, comprehensive income (loss), cash flows and changes in unitholders’ capital for the year ended December 31, 2015 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

Class A Units Representing Limited Liability Company Interests

Preferred Units Representing Limited Liability Company Interests

Depositary Units

Warrants

Subscription Rights

Purchase Contracts

Purchase Units

Oaktree Capital Group, LLC

We or selling securityholders may offer and sell from time to time, in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering, (1) Class A units representing limited liability company interests, (2) preferred units representing limited liability company interests, (3) depositary units representing fractional interests in preferred units, (4) warrants, (5) subscription rights, (6) purchase contracts or (7) purchase units.

We or selling securityholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of any securities to be offered, together with the terms of the offering, in supplements to this prospectus to the extent required. You should read this prospectus, the applicable prospectus supplement and any documents we incorporate by reference carefully before you invest.

Our Class A units are listed on the New York Stock Exchange under the trading symbol “OAK.”

Investing in our securities involves a high degree of risk. You should carefully read and consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents incorporated by reference into this prospectus. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 13, 2016

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). By using a shelf registration statement, we or any selling securityholder may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus and the applicable prospectus supplement in amounts, at prices and on other terms to be determined at the time of the offering. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits.

You should read this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.” Information in any prospectus supplement or incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus or any earlier prospectus supplement.

We have not authorized anyone else to provide you with information or to make any representations about anything not contained in this prospectus or the documents incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated herein or therein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless the context otherwise requires:

“Oaktree,” “OCG,” “we,” “us,” “our” or “our company” refers to Oaktree Capital Group, LLC and, where applicable, its subsidiaries and affiliates.

“Oaktree Operating Group” refers collectively to the entities in which we have a minority economic interest and indirect control that either (i) act as or control the general partners and investment advisers of our funds or (ii) hold interests in other entities or investments generating income for us.

“OCGH” refers to Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, which holds an interest in the Oaktree Operating Group and all of our Class B units.

“OCGH unitholders” refers collectively to our senior executives, current and former employees and certain other investors who hold interests in the Oaktree Operating Group through OCGH.

“assets under management,” or “AUM,” generally refers to the assets we manage and equals the NAV (as defined below) of the assets we manage, the fund-level leverage on which management fees are charged, the undrawn capital that we are entitled to call from investors in our funds pursuant to their capital commitments, and the aggregate par value of collateral assets and principal cash held by our collateralized loan obligation vehicles (“CLOs”). Our AUM amounts include AUM for which we charge no fees. Our definition of AUM is not based on any definition contained in our operating agreement or the agreements governing the funds that we manage. Our calculation of AUM may not be directly comparable to the AUM metrics of other investment managers.

“funds” refers to investment funds and, where applicable, CLOs and separate accounts that are managed by us or our subsidiaries.

“initial public offering” refers to the listing of our Class A units on the New York Stock Exchange on April 12, 2012 whereby we sold 7,888,864 Class A units and selling unitholders sold 954,159 Class A units.

“Intermediate Holding Companies” collectively refers to the subsidiaries wholly owned by us.

“net asset value,” or “NAV,” refers to the value of all the assets of a fund (including cash and accrued interest and dividends) less all liabilities of the fund (including accrued expenses and any reserves established by us, in our discretion, for contingent liabilities) without reduction for accrued incentives (fund level) because they are reflected in the partners’ capital of the fund.

“senior executives” refers collectively to Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Stephen A. Kaplan, David M. Kirchheimer and Sheldon M. Stone.

This prospectus and any accompanying prospectus supplement and their contents do not constitute and should not be construed as an offer of securities of any Oaktree funds.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, and other information with the SEC. You can inspect and copy these reports and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings, including the complete registration statement and all of the exhibits thereto, are also available through the SEC’s website at http://www.sec.gov. Our internet address is www.oaktreecapital.com. We are not incorporating the contents of our website into this prospectus or any accompanying prospectus supplement (apart from those documents that are referenced below).

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby incorporate by reference the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016 (our “Annual Report”);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 9, 2016;

•	Our Current Reports on Form 8-K filed with the SEC on March 30, 2016, April 6, 2016 and April 14, 2016;

•

The description of our Class A units contained in our Registration Statement on Form 8-A, filed with the SEC on April 9, 2012, including all amendments and reports filed for the purpose of updating such description; and

•

Future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and before the termination of the offering.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Oaktree Capital Group, LLC

333 South Grand Avenue 28th Floor

Los Angeles, CA 90071

Attention: Investor Relations

Telephone: (213) 830-6483

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which reflect our current views with respect to, among other things, our future results of operations and financial performance. In some cases, you can identify forward-looking statements by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity, including, but not limited to, changes in our anticipated revenue and income, which are inherently volatile; changes in the value of our investments; the pace of our raising of new funds; changes in assets under management; the timing and receipt of, and impact of taxes on, carried interest; distributions from and liquidation of our existing funds; the amount and timing of distributions on our Class A units; changes in our operating or other expenses; the degree to which we encounter competition; and general economic and market conditions. The factors listed in the item captioned “Risk Factors” in our Annual Report on Form 10-K and/or Quarterly Reports on Form 10-Q incorporated by reference herein describe risks, uncertainties and events that may cause our actual results to differ materially from the expectations described in our forward-looking statements.

Forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

MARKET AND INDUSTRY DATA

The documents incorporated and deemed to be incorporated by reference herein include or may include, and any prospectus supplement and free writing prospectus that we may provide to you in connection with an offering may include, market and industry data and forecasts that are derived from independent reports, publicly available information, various industry publications, other published industry sources and our internal data, estimates and forecasts. Independent reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Unless otherwise specified, we have not commissioned, nor are we affiliated with, any of the sources cited herein.

Our internal data, estimates and forecasts are based upon information obtained from investors in our funds, partners, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.

RISK FACTORS

Investing in our securities involves risks. In addition to the risks discussed above under “Disclosure Regarding Forwarding-Looking Statements,” you should carefully review the risks discussed under the caption “Risk Factors” in our most recent Annual Report on Form 10-K and/or Quarterly Reports on Form 10-Q, which are incorporated by reference in this prospectus, and under the caption “Risk Factors” or any similar caption in the other documents that we subsequently file with the SEC that are incorporated or deemed to be incorporated by reference into this prospectus as described under “Where You Can Find More Information and Incorporation by Reference” and in any prospectus supplement or free writing prospectus that we provide you in connection with an offering of securities pursuant to this prospectus. You should also carefully review the other risks and uncertainties discussed in the documents incorporated and deemed to be incorporated by reference in this prospectus and in any such prospectus supplement and free writing prospectus. The risks and uncertainties discussed above and in the documents referred to above and other matters discussed in those documents could materially and adversely affect our business, financial condition, liquidity and results of operations and the market price of our Class A units and any other securities we may issue. Moreover, the risks and uncertainties discussed above and in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of our Class A units and any other securities we may issue could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.

OAKTREE CAPITAL GROUP, LLC

This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement and any other offering materials, together with the additional information described under “Where You Can Find More Information and Incorporation by Reference.”

Oaktree is a leader among global investment managers specializing in alternative investments, with $97 billion in assets under management (“AUM”) as of March 31, 2016. Our mission is to deliver superior investment results with risk under control and to conduct our business with the highest integrity. We emphasize an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Over nearly three decades, we have developed a large and growing client base through our ability to identify and capitalize on opportunities for attractive investment returns in less efficient markets.

We manage assets on behalf of many of the most significant institutional investors in the world. Our clientele includes 74 of the 100 largest U.S. pension plans, 39 states in the United States, over 400 corporations and/or their pension funds, over 350 university, charitable and other endowments and foundations, 16 sovereign wealth funds and over 300 other non-U.S. institutional investors. As measured by AUM, over 40% of our clients are invested in two or three different investment strategies, and approximately 35% are invested in four or more. Headquartered in Los Angeles, we serve these clients with over 900 employees and offices in 18 cities worldwide.

Oaktree Capital Group, LLC is a Delaware limited liability company that was formed on April 13, 2007. Before our formation, our business was operated through our predecessor, Oaktree Capital Management, LLC, which was formed in 1995. Our principal executive offices are located at 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071, and our telephone number is (213) 830-6300.

RATIO OF COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS TO EARNINGS

We have no preferred units outstanding.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement or a free writing prospectus prepared in connection with an offering of securities pursuant to this prospectus, the net proceeds from the sale of the securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment, repurchase or redemption of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested or temporarily used to repay indebtedness before deployment for their intended purposes.

We will not receive any of the proceeds from the sale of securities to which this prospectus relates that are offered by any selling securityholders.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act that are incorporated by reference into this prospectus.

DESCRIPTION OF UNITS

General

The following is a summary of some of the terms of our units, the material provisions of the Third Amended and Restated Operating Agreement of Oaktree Capital Group, LLC, which provides for the issuance of our units (as amended as of the date of this prospectus, our “operating agreement”), and certain relevant provisions of the Delaware Limited Liability Company Act (the “Act”). The following summary is not complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our operating agreement, a copy of which has been incorporated by reference herein and which you may obtain as described under “Where You Can Find More Information and Incorporation by Reference,” and the Act. As of May 6, 2016, there were 62,619,464 Class A units outstanding, 92,440,656 Class B units outstanding and no preferred units outstanding.

Our operating agreement authorizes our board of directors to issue an unlimited number of additional units and options, rights, warrants and appreciation rights relating to such units for consideration or for no consideration and on the terms and conditions established by our board of directors in its sole discretion without the approval of any Class A unitholders. These additional securities may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and equity incentive plans. Our operating agreement currently designates the terms of Class A units and Class B units.

Class A Units

All of our outstanding Class A units are duly issued. Upon payment in full of the consideration payable upon original issuance with respect to our Class A units, as determined by our board of directors, the holders of such units will not be liable to us to make any additional capital contributions with respect to such units (except as otherwise required by Sections 18-607 and 18-804 of the Act). No holder of our Class A units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of Class A units are entitled to one vote per unit held of record on all matters submitted to a vote of our unitholders. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors when the Oaktree control condition (as defined below under “Our Operating Agreement — Duties of Officers, Directors and Manager”) is no longer satisfied, by a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class.

Distribution Rights

Holders of Class A units share ratably (based on the number of units held) in any distribution authorized by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions or limitations on distributions or as otherwise determined by our board of directors and to any restrictions on distributions imposed by the terms of any outstanding preferred units.

Liquidation Rights

Upon our dissolution, liquidation or winding up, after payment in full of all amounts required to be paid to creditors and to the holders of preferred units having liquidation preferences, if any, the holders of our Class A units and any other equity securities we may subsequently issue that are pari passu with our Class A units will be entitled to receive our remaining assets available for distribution in proportion to the Class A units and other equity securities held by them as of a record date determined by the liquidator.

Other Matters

Under our operating agreement, in the event that our board of directors determines that we should seek relief pursuant to Section 7704(e) of the Code (as defined below), to preserve our status as a partnership for U.S. federal (and applicable state) income tax purposes, we and each of our unitholders will be required to agree to adjustments required by the tax authorities, and we will pay such amounts as required by the tax authorities to preserve our status as a partnership.

Class B Units

All of our Class B units have been duly issued and are held by OCGH, which is controlled by our senior executives. No holder of Class B units is entitled to preemptive, redemption or conversion rights.

Voting Rights

Holders of our Class B units are entitled to ten votes per unit held of record on all matters submitted to a vote of our unitholders. However, in the event that the Oaktree control condition is no longer satisfied, our Class B units will be entitled to only one vote per unit. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors when the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A units and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class.

Distribution Rights

Holders of our Class B units do not have any right to receive distributions other than distributions consisting of Class B units paid proportionally with respect to each outstanding Class B unit.

Liquidation Rights

Upon our liquidation, dissolution or winding up, no holder of Class B units has any right to receive distributions in respect of its Class B units.

Preferred Units

Our operating agreement authorizes our board of directors to establish one or more series of preferred units. Unless required by law or by any securities exchange on which our units are listed for trading, the authorized preferred units will be available for issuance without further action by Class A unitholders. Our board of directors is able to determine, with respect to any series of preferred units, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred units of the series;

•	whether distributions, if any, will be cumulative or non-cumulative and the distribution rate of the series;

•	the dates at which distributions, if any, will be payable;

•	the redemption rights and price or prices, if any, for preferred units of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of the preferred units of the series;

•	the amounts payable on preferred units of the series in the event of our liquidation or dissolution;

•	whether the preferred units of the series will be convertible into or exchangeable for interests of any other class or series or any other security of our company or any other entity;

•	restrictions on the issuance of preferred units of the series or of any units of any other class or series; and

•	the voting rights, if any, of the holders of the preferred units of the series.

We could issue a series of preferred units that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of Class A units might believe to be in their best interests or in which holders of Class A units might receive a premium for their Class A units over the market price of the Class A units.

Class Structure

Our Class B units have ten votes per unit, while our Class A units have one vote per unit. All of our Class B units, representing 94% of the voting power of our outstanding membership interests as of May 6, 2016, are controlled indirectly by our senior executives through their control of OCGH. Because of our dual-class structure, as long as the Oaktree control condition is satisfied, our senior executives are able to control all matters submitted to our unitholders for approval even if OCGH owns significantly less than 50% of our outstanding units. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other unitholders may view as beneficial.

Listing and Trading

Our Class A units are listed on the New York Stock Exchange under the trading symbol “OAK.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A units is American Stock Transfer & Trust Company.

Our Operating Agreement

Organization and Duration

We were formed in Delaware on April 13, 2007 and will remain in existence until dissolved in accordance with our operating agreement and the Act.

Purpose

Under our operating agreement, we are permitted to engage in any activity that lawfully may be conducted by a limited liability company organized under Delaware law and to conduct any and all activities related thereto.

Agreement to be Bound by Our Operating Agreement; Power of Attorney

Each unitholder who purchases or otherwise acquires a Class A unit will be admitted as a member of Oaktree Capital Group, LLC and become bound by the terms of our operating agreement. Pursuant to our operating agreement, each unitholder and each person who acquires a Class A unit grants to us (and, if appointed, to a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants us the authority to make certain amendments to, and to make consents and waivers under, our operating agreement and certificate of formation, in each case in accordance with our operating agreement.

Duties of Officers, Directors and Manager

Our operating agreement provides that our business and affairs be managed under the direction of our board of directors, which has the power to appoint our officers. Our operating agreement further provides that the authority and function of our board of directors and officers are identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law (“DGCL”), except as expressly modified by the terms of the operating agreement. Finally, our operating agreement provides that, except as specifically provided therein, the fiduciary duties and obligations owed to us and to our unitholders are the same as the respective duties and obligations owed by officers and directors of a corporation organized under the DGCL to their corporation and stockholders, respectively. Our manager’s only function is to designate the members of our board of directors so long as our senior executives, or their successors or affiliated entities (other than us or our subsidiaries), including OCGH, collectively hold, directly or indirectly, at least 10% of the aggregate outstanding Oaktree Operating Group units (the “Oaktree control condition”). Our manager does not owe any duties to our unitholders.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers, directors and manager that differ from the DGCL.

First, our operating agreement provides that our officers and directors will be liable to us or our unitholders for an act or omission only if such act or omission constitutes a breach of the duties owed to us or our unitholders, as applicable, by any such officer or director and such breach is the result of (1) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case, that has or could reasonably be expected to have a material adverse effect on us or (2) fraud, and that our manager will not be liable to us or our unitholders for its actions. Moreover, we have agreed to indemnify our officers, directors and manager to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with our approval and counsel fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may be made a party by reason of being or having been one of our officers or directors or our manager, except for any expenses or liabilities that have been finally judicially determined to have arisen primarily from acts or omissions which violate the standard set forth in the preceding sentence. Under the DGCL, a corporation can only indemnify officers and directors for acts or omissions if any such officer or director acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, in a criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful.

Second, our operating agreement provides that, in the event of an existing or potential conflict of interest involving OCGH, our directors or their respective affiliates, a resolution or course of action by our directors or their affiliates will be deemed approved by all our unitholders, and will not constitute a breach of our operating agreement or any duty (including any fiduciary duty), if such resolution or course of action is approved by a majority of the total voting power of all our outstanding Class A and Class B units held by disinterested unitholders or a majority of our directors who are not employed by us, our subsidiaries or our affiliates controlled by our senior executives or meets certain standards as described in “—Conflicts of Interest” below. Under the DGCL, a corporation is not permitted to automatically exempt board members from claims of breach of fiduciary duty under such circumstances. In addition, our operating agreement provides that all conflicts of interest described in the registration statement related to our April 2012 initial public offering are deemed to have been specifically approved by all our unitholders who acquire units on or after the date of our initial public offering.

Election of Members of Our Board of Directors

As of the date of this prospectus, our board of directors consists of 12 directors. For so long as the Oaktree control condition is satisfied, the size of our board of directors will be determined, and the directors will be designated, by our manager. Directors serve until their successors are duly elected or appointed and qualified, or until their earlier death, disability, resignation or removal from office. Any vacancy on our board of directors, including any vacancy arising from the creation of a new directorship, will be filled by our manager. While our Class A and Class B units vote together as a single class on all matters submitted to a vote of unitholders, including certain amendments of our operating agreement, our operating agreement does not obligate us to hold annual meetings for any purpose so long as the Oaktree control condition is satisfied.

After the Oaktree control condition is no longer satisfied, the size of our board of directors will be set by resolution of our board of directors, and directors will be elected by the vote of a plurality of our outstanding Class A and Class B units, voting together as a single class, to serve until our next annual meeting is held and until their successor is duly elected or appointed and qualified or until their earlier death, disability, resignation or removal from office. After the Oaktree control condition is no longer satisfied, any vacancy arising from the creation of a new directorship may be filled by a majority of the remaining directors or, if there are no directors in office, the vote of a plurality of our outstanding Class A and Class B units voting together as a single class.

Removal of Members of Our Board of Directors

Any director or the entire board of directors may be removed, with or without cause, at any time, by our manager for so long as the Oaktree control condition is satisfied. The vacancy in our board of directors caused by any such removal will be filled by our manager. After the Oaktree control condition is no longer satisfied, any director or the entire board of directors may be removed, with or without cause, at any time, by the affirmative vote of holders of a majority of our outstanding Class A and Class B units, voting together as a single class. The vacancy in our board of directors caused by any such removal will be filled by the vote of a plurality of our outstanding Class A and Class B units, voting together as a single class.

Limited Liability

Delaware law provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of Delaware law will be liable to the company for three years for the amount of the distribution. Under Delaware law, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their limited liability company interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited is included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under Delaware law, an assignee who becomes a substituted member of a company is liable for the obligations of the assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a member and that could not be ascertained from our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment and except as set forth below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as set forth below an amendment must be approved by holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class, and to the extent that such amendment would have a material adverse effect on the holders of any class or series of units, by the holders of a majority of the holders of such class or series. Issuances of units with rights superior to those of our then-outstanding units of any class or series or having a dilutive effect on our then-outstanding units will not be deemed to have a material adverse effect on the holders of the outstanding units.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any unitholder without such unitholder’s consent, unless approved by at least a majority of the class or series of units so affected;

•

change the provision in our operating agreement that provides that we will be dissolved upon an election to dissolve us by our board of directors that is approved by holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class;

•	change our term of existence; or

•

give any person the right to dissolve us other than our board of directors’ right to dissolve us with the approval of holders of a majority of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class.

The provision of our operating agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of holders of at least two-thirds of the total combined voting power of our outstanding Class A and Class B units, voting together as a single class.

No Unitholder Approval

Our board of directors may generally make amendments to our operating agreement without the approval of any unitholder (including a unitholder that may be materially and adversely affected by such amendments) to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, resignation or removal of unitholders in accordance with our operating agreement;

•

the merger of us or any of our subsidiaries into, or the conveyance of all of our assets to, a newly formed entity, if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•

a change that our board of directors determines in its sole discretion to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes, other than as we specifically so designate;

•	a change that our board of directors determines in its sole discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation;

•

an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board of directors, or our officers, agents or trustees from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the U.S. Investment Advisers Act of 1940, as amended, the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA (as defined below), Section 4975 of the Code or any similar law currently applied or proposed;

•	an amendment or issuance that our board of directors determines in its sole discretion to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

•

any amendment that our board of directors determines in its sole discretion to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

•

an amendment effected, necessitated or contemplated by an amendment to the operating agreement or other governing document of one of our direct subsidiaries that requires the equity holders of such subsidiary to provide a statement, certification or other proof of evidence to the subsidiary regarding whether such equity holder is subject to U.S. federal income taxation on the income generated by such subsidiary;

•

a change in our fiscal year or taxable year and related changes that our board of directors determines to be necessary, desirable or appropriate as a result of a change in our fiscal year or taxable year; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make any amendment to our operating agreement without the approval of any unitholder (including a unitholder that may be materially and adversely affected by any such amendment) if our board of directors in its sole discretion determines that the amendment:

•	does not adversely affect our unitholders as a whole (including any particular class or series of units as compared to other classes or series of units) in any material respect;

•

is necessary, desirable or appropriate to satisfy any requirement, condition or guideline contained in any opinion, directive, order, ruling or regulation of any U.S. federal or state or non-U.S. agency or judicial authority or contained in any U.S. federal or state or non-U.S. statute;

•

is necessary, desirable or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange or market on which our units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

•	is necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our operating agreement; or

•

is required to effect the intent expressed in the S-1 registration statement for our 2012 initial public offering or the intent of the provisions of our operating agreement or is otherwise contemplated by our operating agreement.

Merger, Sale or Other Disposition of Assets

If certain conditions specified in our operating agreement are satisfied, our board of directors may convert or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed limited liability entity, in each case without any approval of our unitholders, if the sole purpose of the conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity. All other mergers, consolidations and other business combinations require the approval of both our board of directors and a majority of the total combined voting power of all of our outstanding Class A and Class B units, voting together as a single class. Our unitholders are not entitled to dissenters’ rights of appraisal under our operating agreement or applicable Delaware law in the event of a merger, consolidation or other business combination, a conversion or a sale of all or substantially all of our assets or any other similar transaction or event.

Grantor Trust

In the future, our board of directors may consider implementing a reorganization without the consent of our unitholders whereby a Delaware statutory trust would hold all of our outstanding Class A units and each of our

Class A unitholders would receive units of the trust in exchange for its Class A units. Our board of directors has the power to decide in its sole discretion to implement such a trust structure. Our trust would be treated as a grantor trust for U.S. federal income tax purposes. As such, for U.S. federal income tax purposes, each investor would be treated as the beneficial owner of a pro rata portion of the units held by the trust and our unitholders would receive annual tax information relating to their investment on Form 1099 (or substantially similar forms as required by law), rather than on Schedule K-1. Our board of directors will not implement such a trust structure if, in its sole discretion, it determines that the reorganization would be taxable or otherwise alter the benefits or burdens of ownership of our Class A units, including a unitholder’s allocation of items of income, gain, loss, deduction or credit or the treatment of such items for U.S. federal income tax purposes. Our board of directors will also be required to implement the reorganization in a manner that does not have a material effect on the voting and economic rights of our Class A and Class B units.

The IRS could challenge the trust’s manner of reporting to investors (for example, if the IRS asserts that the trust constitutes a partnership or is ignored for U.S. federal income tax purposes). In addition, the trust could be subject to penalties if it were determined that the trust did not satisfy applicable reporting requirements.

Limited Call Right

If at any time less than 10% of the then issued and outstanding units of any class or series, including our Class A units, are held by unitholders other than our senior executives, their successors or entities directly or indirectly controlled by them, including OCGH, we will have the right, which we may assign in whole or in part to any of our affiliates, to acquire all, but not less than all, of the remaining units of the class or series held by such unitholders as of a record date to be selected by us, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase will be the greater of:

•

the average daily closing price on the primary securities exchange on which units of such class or series are traded for the 20 business days preceding the date that is three days before the date the notice is mailed; and

•

the highest cash price paid by us or any of our affiliates for any unit of the class or series purchased within the 90 days preceding the date on which we first mail notice of our election to purchase those units.

As a result of our right to purchase outstanding units, a unitholder may have his or her units purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. See “Material U.S. Federal Tax Considerations—Consequences to U.S. Holders of Class A Units—Sale or Exchange of Class A Units.”

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve:

•

upon the election of our board of directors to dissolve us, if approved by holders of a majority of the total combined voting power of all of our outstanding Class A and Class B units, voting together as a single class;

•	upon the entry of a decree of judicial dissolution; or

•	at any time that we no longer have any members, unless our business is continued in accordance with Delaware law.

Election to be Treated as a Corporation

If our board of directors determines that it is no longer in our best interests to continue as a partnership for U.S. federal income tax purposes, our board of directors may elect to treat us as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. Our fiscal year is the calendar year ending December 31. Our board of directors in its sole discretion may change our fiscal year at any time as may be required or permitted under the Code or applicable U.S. Treasury Regulations. It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including Class A unitholders’ allocable share of our income, gain, loss and deduction for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax returns. See “Material U.S. Federal Tax Considerations—Administrative Matters—Information Returns.”

Unrestricted Ability to Issue Additional Securities

Our operating agreement authorizes us to issue additional securities, including preferred units entitled to a preference or priority over our Class A units in the right to share in our distributions, for consideration (or for no consideration) and on the terms and conditions established by our board of directors without the approval of any of our unitholders. These additional securities may be used for a variety of purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our ability to issue additional Class A units and other equity securities could render more difficult or discourage an attempt to obtain control over us, including those attempts that might result in a premium over the market price for the interests held by our unitholders or that a unitholder might consider to be in its best interest.

Conflicts of Interest

In general, whenever an actual or potential conflict of interest arises between OCGH, one or more of our directors or their respective affiliates, on the one hand, and us, one or more of our subsidiaries or one or more of our other Class A unitholders, on the other hand, any resolution or course of action taken by our directors or their respective affiliates will be deemed approved by all of our unitholders and will not constitute a breach of our operating agreement or any legal or equitable duty (including any fiduciary duty) if the resolution or course of action in respect of the conflict of interest is:

•	approved by a majority of the votes entitled to be cast by all disinterested unitholders;

•	on terms no less favorable to us or our subsidiaries or our unitholders than those generally being provided to or available from unrelated third parties;

•	fair and reasonable to us taking into account the totality of the relationships among the parties involved; or

•	approved by a majority of our directors who are not employed by us, our subsidiaries or our affiliates controlled by our senior executives.

Failure to seek the approval of our unitholders or outside directors described above will not be deemed to indicate that a conflict of interest exists or that approval could not have been obtained. If our board of directors determines that any resolution or course of action satisfies the second or third standards described above, it will be presumed that our board of directors acted in good faith in making such determination, and a Class A unitholder seeking to challenge our board of directors’ determination would bear the burden of overcoming this presumption.

Any conflicts of interest described in this prospectus will be deemed approved by our unitholders who acquire units and will not constitute a breach of our operating agreement or any legal, equitable or other duty.

In addition to the provisions relating to conflicts of interest, our operating agreement contains provisions that waive or consent to conduct by us, our manager, our directors or our affiliates that might otherwise raise issues about compliance with fiduciary duties or otherwise applicable law. For example, our operating agreement provides that when we, our board of directors or our manager is permitted or required to make a decision in its “sole discretion” or “discretion” or that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, then, to the fullest extent permitted by law, we, our board of directors or our manager, as the case may be, may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”), and will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any Class A unitholders, and will not be subject to any other or different standards imposed by our operating agreement, any other agreement contemplated thereby, under the Act, the DGCL or under any other law or in equity, but in all circumstances must exercise such discretion in good faith. These modifications of fiduciary duties are expressly permitted by Delaware law. Hence, we and our Class A unitholders will only have recourse and be able to seek remedies against our directors if our directors breach their obligations pursuant to our operating agreement. Unless our directors breach their obligations pursuant to our operating agreement, we and our Class A unitholders will not have any recourse even if our directors were to act in a manner that was inconsistent with traditional fiduciary duties. Furthermore, even if there has been a breach of the obligations set forth in our operating agreement, our operating agreement provides that our directors will not be liable to us or our Class A unitholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such breach is the result of (1) willful malfeasance, gross negligence, the commission of a felony or a material violation of law, in each case, that has resulted or could reasonably be expected to have a material adverse effect on us or (2) fraud. In addition, our operating agreement provides that our manager will owe no duties to us or our unitholders and will have no liability to us or any unitholder for monetary damages or otherwise for its actions. These modifications are detrimental to the Class A unitholders because they restrict the remedies available to Class A unitholders for actions that without those limitations might constitute breaches of duty (including fiduciary duty).

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash flow from operations available for distribution to our Class A unitholders.

The amount of cash flow from operations that is available for distribution to our Class A unitholders is affected by decisions of our board of directors regarding such matters as:

•	amount and timing of cash expenditures, including those relating to compensation;

•	amount and timing of investments and dispositions;

•	levels of indebtedness;

•	tax matters;

•	levels of reserves;

•	issuance of additional equity securities, including Class A units, or additional Oaktree Operating Group units; and

•	possible repurchases of our Class A units in open market transactions, in privately negotiated transactions or otherwise or the possible repurchase of OCGH units.

Our Class A unitholders have no right to enforce obligations of our affiliates under agreements with us.

Any agreements between us, on the one hand, and our affiliates, on the other, do not and will not grant to the Class A unitholders, separate and apart from us, the right to enforce the obligations of our affiliates in our favor.

Contracts between us, on the one hand, and our affiliates, on the other, may not be the result of arm’s-length negotiations.

Agreements, contracts and arrangements between us, on the one hand, and our affiliates, on the other, may not be the result of arm’s-length negotiations. Our board of directors will determine the terms of any of these transactions on terms that it considers are fair and reasonable to us.

We may choose not to retain separate counsel for ourselves or for the holders of Class A units.

Attorneys, independent accountants and others who perform or will perform services for us may also perform services for our affiliates. We may retain separate counsel for ourselves or our Class A unitholders in the event of a conflict of interest between our affiliates, on the one hand, and us or our Class A unitholders, on the other, depending on the nature of the conflict, but are not required to do so.

Certain of our subsidiaries have obligations to investors in our funds and may have obligations to other third parties that may conflict with your interests.

Our subsidiaries that serve as the general partners of our funds have fiduciary and contractual obligations to the investors in those funds and some of our subsidiaries may have contractual duties to other third parties. As a result, we expect to regularly take actions with respect to the allocation of investments among our funds (including funds that have different fee structures), the purchase or sale of investments in our funds, the structuring of investment transactions for those funds, the advice we provide or otherwise that comply with these fiduciary and contractual obligations. In addition, certain of our directors, officers and employees have made personal investments in a variety of our funds, which may result in conflicts of interest among investors in our funds or our unitholders regarding investment decisions for these funds. Some of these actions might at the same time adversely affect our near-term results of operations or cash flow.

U.S. federal income tax considerations of the OCGH unitholders may conflict with your interests.

Because the OCGH unitholders (including certain of our directors, officers and employees) indirectly hold their Oaktree Operating Group units through entities that are not subject to corporate income taxation, and we hold Oaktree Operating Group units indirectly through wholly owned subsidiaries, two of which are subject to corporate income taxation, conflicts may arise between us and the OCGH unitholders relating to the selection and structuring of investments. Our Class A unitholders are deemed to expressly acknowledge that our board of directors is under no obligation to consider the separate interests of the Class A unitholders, including among other things the tax consequences to our Class A unitholders, in deciding whether to cause us to take or decline to take any actions.

Meetings of Unitholders; Action Without a Meeting

We are not required under our operating agreement to hold regular meetings of our unitholders. Meetings may be called by a majority of our board of directors. Generally, all matters to be voted on by our unitholders must be approved by a majority (or, in the case of election of directors if the Oaktree control condition is no longer satisfied, a plurality) of the votes entitled to be cast by all Class A and Class B units present in person or represented by proxy at a meeting of unitholders, voting together as a single class. Under Delaware law, we may hold unitholder meetings in person or by conference call.

In addition, any action that may be taken at a meeting of our unitholders may instead be taken upon the written approval of unitholders representing not less than the minimum percentage of the votes entitled to be cast by all Class A and Class B units that would be necessary to authorize or take such action at a meeting at which all of our unitholders were present and voted. Actions by written approval may be taken without a meeting, without a vote and without prior notice.

Transfer Restrictions

Transfers of our Class A units may only occur in accordance with the procedures set forth in our operating agreement. Our Class A units may not be transferred in any transaction that would:

•	violate then-applicable U.S. federal or state securities laws or regulations or any governmental authority with jurisdiction over the transfer;

•	terminate our existence or qualification under the laws of any jurisdiction;

•

cause us to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent that we are not already so treated or taxed); or

•	require us to become subject to the registration requirements of the Investment Company Act.

To the fullest extent permitted by law, a purported transfer of Class A units in violation of the restrictions set forth in our operating agreement will be null and void, and we will not be required to and will not recognize the transfer. In the event of a purported transfer prohibited by our operating agreement, we may, in our discretion, require that the purported transferor take steps to unwind, cancel or reverse the purported transaction. The purported transferee will have no rights or economic interest in the Class A units. In addition, we may, in our discretion, redeem the Class A units or cause the transfer of the Class A units to a third party and distribute the proceeds of the sale (net of any expenses) to the purported transferor.

Non-Citizen Assignee; Redemption

If we or our affiliates are or become subject to federal, state or local laws or regulations that in our determination create a substantial risk of cancellation or forfeiture of any property in which we or the affiliate has an interest because of the nationality, citizenship or other related status of any Class A unitholder, we may redeem the Class A units held by that holder at their current market price. To avoid any cancellation or forfeiture, we may require each Class A unitholder to furnish information about such unitholder’s nationality, citizenship or related status or the nationality, citizenship or related status of any beneficial owner of such holder’s Class A units. If a Class A unitholder fails to furnish information about its nationality, citizenship or other related status within 30 days after a request for the information or we determine, with the advice of counsel, after receipt of the information that the Class A unitholder is not an eligible citizen, we may redeem or require a transfer of the unitholder’s Class A units. Pending such a transfer or redemption, the unitholder’s right to vote or receive distributions in respect of the Class  A units may be suspended.

DESCRIPTION OF DEPOSITARY UNITS

This section describes the general terms and provisions of the depositary units. The applicable prospectus supplement will describe the specific terms of the depositary units offered by that prospectus supplement and any general terms outlined in this section that will not apply to those depositary units.

We may issue depositary receipts representing fractional interests in a particular series of preferred units, which we refer to as “depositary units.” We will deposit the series of preferred units that are the subject of depositary units with a bank, trust company or other financial institution to be named as depositary in the applicable prospectus supplement, which will hold the preferred units for the benefit of the holders of the depositary units, in accordance with one or more deposit agreements between the depositary and us. The holders of depositary units will be entitled to all the rights and preferences of the preferred units to which the depositary units relate, including distribution, voting, conversion, redemption and liquidation rights, to the extent of their interests in the preferred units.

While the deposit agreement relating to a particular series of preferred units may have provisions applicable solely to that series of preferred units, all deposit agreements relating to preferred units we issue will include the following provisions:

Distributions

Each time we pay a cash distribution with regard to preferred units of a series, the depositary will distribute to the holder of record of each depositary unit relating to that series of preferred units an amount equal to the distribution per depositary unit the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary units in proportion to the depositary units held by each of them or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary units in proportion to the depositary units held by them.

Withdrawal of Preferred Units

A holder of depositary units will be entitled to receive, upon surrender of depositary receipts representing depositary units, the number of whole or fractional units of the applicable series of preferred units, and any money or other property, to which the depositary units relate.

Redemption of Depositary Units

Whenever we redeem preferred units held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary units constituting, in total, the number of preferred units held by the depositary that we redeem, subject to the depositary’s receiving the redemption price of those preferred units. If fewer than all the depositary units relating to a series are to be redeemed, the depositary units to be redeemed will be selected by lot or by another method we determine in our discretion to be equitable.

Voting

Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred units to which depositary units relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary units, and the depositary will send those materials to the holders of record of the depositary units on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary units and will vote or not vote the preferred units to which the depositary units relate in accordance with those instructions.

Liquidation Preference

Upon our liquidation, dissolution or winding up, the holder of a depositary unit will be entitled to what the holder of the depositary unit would have received if the holder had owned the number of preferred units (or fraction of a unit) that is represented by the depositary unit.

Conversion

If a series of preferred units are convertible into Class A units or other of our securities or property, holders of depositary units relating to that series of preferred units will, if they surrender depositary receipts representing depositary units and appropriate instructions to convert them, receive the Class A units or other securities or property into which the number of preferred units (or fractions of units) to which the depositary units relate could at the time be converted.

Amendment and Termination of a Deposit Agreement

We and the depositary may amend a deposit agreement, except that an amendment that materially and adversely affects the rights of holders of depositary units, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred units to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary units. No amendment will impair the right of a holder of depositary units to surrender the depositary receipts evidencing those depositary units and receive the preferred units to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary units to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional units of preferred units to which the depositary units issued under the deposit agreement relate available to the holders of those depositary units. A deposit agreement will automatically terminate if:

•	All outstanding depositary units to which it relates have been redeemed or converted; and/or

•	The depositary has made a final distribution to the holders of the depositary units issued under the deposit agreement upon our liquidation, dissolution or winding up.

Miscellaneous

There will be provisions: (1) requiring the depositary to forward to holders of record of depositary units any reports or communications from us that the depositary receives with respect to the preferred units to which the depositary units relate; (2) regarding compensation of the depositary; (3) regarding resignation of the depositary; (4) limiting our liability and the liability of the depositary under the deposit agreement (usually for failure to act in good faith, gross negligence or willful misconduct); and (5) indemnifying the depositary against certain possible liabilities.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants pursuant to one or more warrant agreements to be entered into between us and a bank, trust company or other financial institution to be named in the applicable prospectus supplement, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase Class A units, preferred units or other securities pursuant to one or more subscription rights certificates or subscription rights agreements. These subscription rights may be issued independently or together with any other security offered by us and may or may not be transferable by the securityholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The applicable prospectus supplement will describe the specific terms of any offering of subscription rights for which this prospectus is being delivered, including the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each Class A unit, preferred unit or other security upon the exercise of the subscription right;

•	the number of subscription rights issued to each securityholder;

•	the number and terms of each Class A unit, preferred unit or other security that may be purchased per each subscription right;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the subscription rights or the exercise price of the subscription rights;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts for the purchase or sale of equity securities issued by us or debt or equity securities issued by third parties as specified in the applicable prospectus supplement pursuant to one or more purchase contract agreements between the Company and such purchase contract agent as shall be named therein. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of purchase units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, which may secure the obligations to purchase the securities under the purchase contracts, which we refer to as “purchase units” and may be issued pursuant to one or more purchase unit agreements between the Company and such purchase unit agent as shall be named therein. The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any purchase contract or purchase unit and will contain a summary of certain material U.S. federal income tax considerations applicable to the purchase contracts and purchase units.

PLAN OF DISTRIBUTION

We or any selling securityholders may sell the securities offered by this prospectus:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

We will describe in a prospectus supplement or a free writing prospectus the particular terms of the offering of the securities, including the following:

•	the method of distribution of the securities offered thereby;

•	the names of any underwriters or agents;

•	the proceeds we will receive from the sale, if any;

•	any discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the applicable securities may be listed.

The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate and may also be offered through standby underwriting or purchase arrangements entered into by us or any selling securityholders. We or any selling securityholders may also sell securities through agents or dealers designated by us or any selling securityholders. We or any selling securityholders also may sell securities directly, in which case no underwriters or agents would be involved.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or any selling securityholders and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

We or any selling securityholders may have agreements with the underwriters, dealers and agents involved in the offering of the securities to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents involved in the offering of the securities may engage in transactions with, or perform services for, us, our subsidiaries or other affiliates or any selling securityholders in the ordinary course of their businesses.

In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the market price of such securities or other securities that may be issued upon conversion, exchange or exercise of such securities or the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may over-allot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover over-allotments or to stabilize the price of the securities or of such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities and, if they engage in any of these activities, may end any of these activities at any time without notice.

Some or all of the securities may be new issues of securities with no established trading market. Neither we nor any selling securityholders can give any assurances as to the liquidity of the trading market for any of our securities.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary discusses the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units as of the date hereof. Any material U.S. federal income tax consequences of the purchase, ownership and disposition of our preferred units, depositary units, warrants, subscription rights, purchase contracts or purchase units will be addressed in an applicable prospectus supplement or free writing prospectus we and any selling securityholders may provide you. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the regulations promulgated thereunder and on published administrative rulings and judicial decisions, all of which are subject to change at any time, possibly with retroactive effect. This discussion is limited to the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of our Class A units and does not cover all U.S. federal income and estate tax considerations that may be applicable to a particular investor. In particular, some categories of investors, such as banks, thrifts, insurance companies, persons subject to the alternative minimum tax, U.S. expatriates, persons with a functional currency other than the dollar, dealers and other investors that do not own their Class A units as capital assets, may be subject to special rules not described herein. Such investors should consult with their tax advisors concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit. Tax-exempt organizations and mutual funds are discussed separately below. The actual tax consequences of the purchase and ownership of Class A units will vary depending on your circumstances. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP. Such opinion is based in part on facts described in this prospectus and on various other factual assumptions, representations and determinations, including representations contained in certificates provided to Simpson Thacher & Bartlett LLP. The failure of such facts, assumptions, representations or determinations to be true and accurate could adversely impact the accuracy of this summary and such opinion. Moreover, opinions of counsel are not binding on the Internal Revenue Service (“IRS”) or any court, and the IRS could challenge the conclusions herein, and a court could sustain such a challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of a Class A unit that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A “non-U.S. Holder” is a holder that is not a U.S. Holder.

If a partnership holds Class A units, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A units, you should consult your tax advisers. This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective holders of Class A units should consult their own tax advisers concerning the U.S. federal, state and local income tax and estate tax consequences in their particular situations of the purchase, ownership and disposition of a Class A unit, as well as any consequences under the laws of any other taxing jurisdiction.

Taxation of Oaktree Capital Group, LLC

Subject to the discussion in the next two paragraphs, an entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity for U.S. federal income tax purposes and incurs no U.S. federal income tax liabilities. Instead, each partner of a partnership is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Recently enacted legislation that is scheduled to become effective for taxable years beginning after December 31, 2017 may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances absent an election to the contrary. The effects of the application of this new legislation on us are uncertain, and prospective investors should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances. See discussion below under “New Partnership Audit Legislation”.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. We are a publicly traded partnership. However, an exception to taxation as a corporation, referred to as the “Qualifying Income Exception,” exists if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

We intend to manage our affairs so that we will meet the Qualifying Income Exception in each taxable year. We believe we are and will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. It is the opinion of Simpson Thacher & Bartlett LLP that we will be treated as a partnership and not as an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation for U.S. federal income tax purposes based on factual statements and representations made by us, including statements and representations as to the manner in which we intend to manage our affairs and the composition of our income. However, this opinion will be based solely on current law and will not take into account any proposed or potential changes in law, which may be enacted with retroactive effect. Moreover, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge.

If we fail to meet the Qualifying Income Exception, other than for a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if we are required to register under the Investment Company Act, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and then distributed the stock to the holders of Class A units in liquidation of their interests in us. This contribution and liquidation should be tax-free to holders so long as we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to holders of Class A units, and we would be subject to U.S. corporate income tax on our taxable income. Distributions made to holders of our Class A units would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation, to the extent of our current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder’s tax basis in the Class A units, or as taxable capital gain, after the holder’s basis is reduced to zero. In addition, in the case of non-U.S. Holders, income that we receive with respect to investments may be subject to a higher rate of U.S. withholding tax if we are treated as a corporation. Accordingly, treatment as a corporation could materially reduce a holder’s after-tax return and thus could result in a substantial reduction of the value of the Class A units.

If at the end of any taxable year we fail to meet the Qualifying Income Exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (1) the failure is cured within a reasonable time after discovery, (2) the failure is determined by the IRS to be inadvertent and (3) we agree to make such adjustments (including adjustments with respect to our partners) or to pay such amounts as are required by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. If this relief provision is inapplicable to a particular set of circumstances involving us, we will not qualify as a partnership for federal income tax purposes. Even if this relief provision applies and we retain our partnership status, we or the holders of our Class A units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this section assumes that Oaktree Capital Group, LLC will be treated as a partnership for U.S. federal income tax purposes.

Taxation of Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd.

Oaktree Capital Group, LLC holds a portion of its interests in our subsidiaries through Oaktree Holdings, Inc., Oaktree AIF Holdings, Inc. and Oaktree Holdings, Ltd. (the “Corporations”). The Corporations are taxable as corporations for U.S. federal income tax purposes. We are not taxed directly on earnings of entities we hold through the Corporations. Distributions of cash or other property that the Corporations pay to us will constitute dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution by a Corporation exceeds its current and accumulated earnings and profits, such excess will be treated as a tax-free return of capital to the extent of our tax basis in the Corporation’s stock, and thereafter will be treated as a capital gain.

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. will incur U.S. federal income taxes on income earned by such Corporation. With respect to Oaktree Holdings, Ltd., we intend to operate Oaktree Holdings, Ltd. so that is does not earn income that is effectively connected with a U.S. trade or business, or ECI. Oaktree Holdings, Ltd.’s income will not be subject to U.S. federal income tax to the extent it has a foreign source and is not treated as ECI. Oaktree Holdings, Ltd. is a controlled foreign corporation, or CFC, for U.S. federal income tax purposes subject to the rules described under “—Consequences to U.S. Holders of Class A Units—Controlled Foreign Corporations.”

Personal Holding Companies

Each of Oaktree Holdings, Inc. and Oaktree AIF Holdings, Inc. could be subject to additional U.S. federal income tax on a portion of its income if it is determined to be a personal holding company, or PHC, for U.S. federal income tax purposes. A U.S. corporation will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year, consists of PHC income (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations. No assurance can be given that Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. will not become a PHC in the future.

If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. is or were to become a PHC in a given taxable year, it would be subject to an additional 20% PHC tax on its undistributed PHC income, which includes the company’s taxable income, subject to certain adjustments. If Oaktree Holdings, Inc. or Oaktree AIF Holdings, Inc. were to become a PHC and had significant amounts of undistributed PHC income, the amount of PHC tax could be material; in that event, distribution of such income would reduce the PHC income subject to tax.

Certain State, Local and Non-U.S. Tax Matters

We and our subsidiaries are subject to state, local and non-U.S. taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may be required to file tax returns in some or all of those jurisdictions. The state, local or non-U.S. tax treatment of us and our holders may not conform to the U.S. federal income tax treatment discussed herein. We may be subject to significant amounts of non-U.S. taxes as a result of our investments and operations. Any non-U.S. taxes incurred by us may not pass through to Class A unitholders as a credit against their federal income tax liability.

Consequences to U.S. Holders of Class A Units

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of Class A units.

For U.S. federal income tax purposes, your allocable share of our items of income, gain, loss, deduction or credit will be governed by our operating agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in us. We believe that, for U.S. federal income tax purposes, such allocations will be given effect, and we intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to our operating agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in our operating agreement.

We may derive taxable income from an investment that is not matched by a corresponding distribution of cash. This could occur, for example, if we used cash to make an investment or to reduce debt instead of distributing profits. In addition, special provisions of the Code may be applicable to certain of our investments and may affect the timing of our income, requiring us to recognize taxable income before we receive cash attributable to such income. Accordingly, it is possible that the U.S. federal income tax liability of a holder with respect to its allocable share of our income for a particular taxable year could exceed the cash distribution to the holder for the year, thus giving rise to an out-of-pocket tax liability for the holder.

With respect to U.S. Holders who are individuals, certain dividends paid by Oaktree Holdings, Inc., Oaktree AIF Holdings Inc. or certain qualified foreign corporations to us and that are allocable to such U.S. Holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to shares that are readily tradable on an established securities market in the United States. Among other exceptions, a U.S. Holder who is an individual will not be eligible for reduced rates of taxation on any dividend if the payer is a PFIC (as defined below) in the taxable year in which such dividend is paid or in the preceding taxable year or on any income required to be reported by the U.S. Holder as a result of a QEF election (as defined below) that is attributable to an entity that is a PFIC and in which we hold a direct or indirect interest. Dividends paid by Oaktree Holdings, Ltd. and “Subpart F” inclusions attributable to Oaktree Holdings, Ltd. will not be eligible for such reduced rates of taxation. Prospective investors should consult their own tax advisers regarding the application of the foregoing rules to their particular circumstances.

U.S. Holders that are individuals, estates or trusts are subject to a Medicare tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property. Net income and gain attributable to an investment in our Class A units will be included in a U.S. Holder’s “net investment income” subject to this Medicare tax.

Basis

You will have an initial tax basis for your Class A unit equal to the amount you paid for the Class A unit plus your share, under partnership tax rules, of our liabilities, if any. That basis will be increased by your share of our income and by increases in your share under partnership tax rules of our liabilities, if any. That basis will be decreased, but not below zero, by distributions from us, by your share, under partnership tax rules, of our losses and by any decrease in your share under partnership tax rules of our liabilities.

Holders who purchase Class A units in separate transactions must combine the basis of those units and maintain a single adjusted tax basis for all those units. Upon a sale or other disposition of less than all of the Class A units, a portion of that tax basis must be allocated to the Class A units sold.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our losses will be limited to your tax basis in your Class A units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our activities, if that is less than your tax basis. You will be at risk to the extent of your tax basis in your Class A units, reduced by (1) the portion of that basis attributable to your share of our liabilities for which you will not be personally liable and (2) any amount of money you borrow to acquire or hold your Class A units, if the lender of those borrowed funds owns an interest in us, is related to you or can look only to the Class A units for repayment. Your at-risk amount will increase by your allocable share of our income and gain and decrease by cash distributions to you and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Any excess loss above that gain previously suspended by the at-risk or basis limitations may no longer be used.

Income allocated by us to a holder that is not from passive activities for purposes of Section 469 of the Code may not be offset by Section 469 passive losses of such holder and losses allocated to a holder that are not from passive activities for purposes of Section 469 of the Code may not be used to offset Section 469 passive income of such holder. We do not expect to generate significant amounts of income or losses from passive activities for purposes of Section 469 of the Code. In addition, other provisions of the Code may limit or disallow any deduction for losses by a holder of our Class A units or deductions associated with certain assets of the limited liability company in certain cases. Holders should consult with their tax advisers regarding their limitations on the deductibility of losses under applicable sections of the Code.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Most miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (1) 3% of the excess of the individual’s adjusted gross income over the threshold amount or (2) 80% of the amount of the itemized deductions. The operating expenses of the Oaktree Operating Group may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your tax advisers with respect to the application of these limitations.

Treatment of Distributions

Distributions of cash by us will not be taxable to you to the extent of your adjusted tax basis (described above) in your Class A units. Any cash distributions in excess of your adjusted tax basis will be considered to be gain from the sale or exchange of Class A units (described below). Under current laws, such gain would be treated as capital gain and would be long-term capital gain if your holding period for your Class A units exceeds one year, subject to certain exceptions (described below). A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by us, are treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Class A Units

You will recognize gain or loss on a sale of Class A units equal to the difference, if any, between the amount realized and your tax basis in the Class A units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received by you plus your share, under partnership tax rules, of our liabilities, if any.

Except as described below, gain or loss recognized by you on the sale or exchange of a Class A unit will be taxable as capital gain or loss and will be long-term capital gain or loss if all of the Class A units you hold were held for more than one year on the date of such sale or exchange. Assuming we have not made an election, referred to as a “QEF election,” to treat our interest in a PFIC as a “qualified electing fund,” or QEF, gain attributable to such investment in a PFIC would be taxable as ordinary income and would be subject to an interest charge. See “—Passive Foreign Investment Companies.” In addition, certain gain attributable to our investment in a controlled foreign corporation, or CFC, may be ordinary income and certain gain attributable to “unrealized receivables” or “inventory items” would be characterized as ordinary income rather than capital gain. For example, if we hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Holders who purchase units at different times and intend to sell all or a portion of the units within a year of their most recent purchase are urged to consult their tax advisers regarding the application of certain “split holding period” rules to them and the treatment of any gain or loss as long-term or short-term capital gain or loss. Holders in publicly traded partnerships may choose to use the actual holding period for each unit sold provided certain requirements are met. You should consult your tax adviser regarding these rules.

Foreign Tax Credit Limitations

You may be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that we incur may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available. You should consult your tax adviser with respect to whether you will be entitled to any foreign tax in light of your particular circumstances.

Section 754 Election

We have made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election requires us to adjust the tax basis in our assets, or “inside basis,” attributable to a transferee of Class A units under Section 743(b) of the Code to reflect the purchase price of the Class A units paid by the transferee. However, this election does not apply to a person who purchases Class A units directly from us. For purposes of this discussion, a transferee’s inside basis in our assets will be considered to have two components: (1) the transferee’s share of our tax basis in our assets, or “common basis,” and (2) the Section 743(b) adjustment to that basis.

The calculations under Section 754 of the Code are complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. The benefits of a Section 754 election may not be realized by holders of Class A units because we directly and indirectly invest in pass-through entities that do not have in effect a Section 754 election. You should consult your tax adviser as to the effects of the Section 754 election.

Tax Accounting Methods

We have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our Class A unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of Class A units and could have a negative impact on the value of our Class A units or result in audits of and adjustments to our Class A unitholders’ tax returns.

Foreign Currency Gain or Loss

Our functional currency is the U.S. dollar, and our income or loss is calculated in U.S. dollars. It is likely that we will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your tax adviser with respect to the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

You may be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which either (1) 75% or more of the gross income for a taxable year is “passive income” or (2) 50% or more of its assets in any taxable year (in most instances based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC, it is, absent certain taxpayer elections to recognize taxable income or gains, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of Class A units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and, as discussed above, dividends paid by a PFIC to an individual will not be eligible for the reduced rates of taxation that are available for certain qualifying dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

We may make a QEF election, where possible, with respect to each entity treated as a PFIC to treat such non-U.S. entity as a QEF in the first year we hold shares in such entity. However, we expect that in many circumstances we may not have access to information necessary to make a QEF election. A QEF election is effective for our taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If we make a QEF election under the Code with respect to our interest in a PFIC, in lieu of the foregoing treatment, we would be required to include in income each year a portion of the ordinary earnings and net capital gains of the QEF called “QEF Inclusions,” even if not distributed to us. Thus, holders may be required to report taxable income as a result of QEF Inclusions without corresponding receipts of cash. However, a holder may elect to defer, until the occurrence of certain events, payment of the U.S. federal income tax attributable to QEF Inclusions for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. However, net losses (if any) of a non-U.S. entity that is treated as a PFIC will not pass through to us or to holders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, holders may over time be taxed on amounts that, as an economic matter, exceed our net profits. Our tax basis in the shares of such non-U.S. entities, and a holder’s basis in our Class A units, will be increased to reflect QEF Inclusions. No portion of the QEF Inclusion attributable to ordinary income will be eligible for reduced rates of taxation. If you can establish to the satisfaction of the IRS that any amount distributed by a PFIC is paid out of earnings and profits of the PFIC that were included as QEF Inclusions, you will not be taxed again on such distributed amounts. You should consult your tax advisers as to the manner in which QEF Inclusions affect your allocable share of our income and your basis in your Class A units. Alternatively, in the case of a PFIC that is a publicly traded foreign portfolio company, an election may be made to “mark to market” the stock of such foreign portfolio company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years.

We may make certain investments through non-U.S. corporate subsidiaries. Such an entity may be a PFIC for U.S. federal income tax purposes. In addition, certain of our investments could be in PFICs. Thus, we can make no assurance that some of our investments will not be treated as held through a PFIC or as interests in PFICs or that such PFICs will be eligible for the “mark to market” election, or that as to any such PFICs we will be able to make QEF elections.

If we do not make a QEF election with respect to a PFIC, Section 1291 of the Code will treat all gain on a disposition by us of shares of such entity, gain on the disposition of Class A units by a holder at a time when we own shares of such entity, as well as certain other defined “excess distributions,” as if the gain or excess distribution were ordinary income earned ratably over the shorter of the period during which the holder held its Class A units or the period during which we held our shares in such entity. For gain and excess distributions allocated to prior years, (1) the tax rate will be the highest in effect for that taxable year and (2) the tax will be payable without regard to offsets from deductions, losses and expenses realized in such prior years. Holders will also be subject to an interest charge for any deferred tax. No portion of this ordinary income will be eligible for the favorable tax rate applicable to “qualified dividend income” for individual U.S. persons.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and if more than 50% of (1) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (2) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For purposes of this discussion, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

When making investment or other decisions, we will consider whether an investment will be a CFC and the consequences related thereto. If we are a U.S. Shareholder in a non-U.S. entity that is treated as a CFC, each Class A unitholder may be required to include in income its allocable share of the CFC’s “Subpart F” income reported by us. Subpart F income includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, fees for services provided to certain related persons and certain other passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such entity’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, an investor may be required to report as ordinary income its allocable share of the CFC’s Subpart F income reported by us without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of our earnings (if any) attributable to net capital gains of the CFC.

The tax basis of our shares of such non-U.S. entity, and a holder’s tax basis in our Class A units, will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to “qualified dividend income” for individual U.S. persons. See the introduction to this “—Consequences to U.S. Holders of Class A Units” section. Amounts included as such income with respect to direct and indirect investments will not be taxable again when actually distributed.

Regardless of whether any CFC has Subpart F income, any gain allocated to a Class A unitholder from our disposition of stock in a CFC will be treated as ordinary dividend income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a non-U.S. entity owned by us that is treated as a CFC will not pass through to our holders. Moreover, a portion of any gain from the sale or exchange of a Class A unit may be taxable as ordinary income.

If a non-U.S. entity held by us is classified as both a CFC and a PFIC during the time we are a U.S. Shareholder of such non-U.S. entity, a holder will be required to include amounts in income with respect to such non-U.S. entity pursuant to this subheading, and the consequences described under the subheading “—Passive Foreign Investment Companies” above will not apply. If our ownership percentage in a non-U.S. entity changes such that we are not a U.S. Shareholder with respect to such non-U.S. entity, then Class A unitholders may be subject to the PFIC rules. The interaction of these rules is complex, and prospective holders are urged to consult their tax advisers in this regard.

Oaktree Holdings, Ltd. is a CFC subject to the foregoing rules and as such, each Class A unitholder that is a U.S. person will be required to include in income its allocable share of Oaktree Holdings, Ltd.’s “Subpart F” income reported by us.

Investment Structure

To manage our affairs so as to meet the Qualifying Income Exception and comply with certain requirements in our operating agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole judgment of our board of directors in order to create a tax structure that we expect will be efficient for our Class A unitholders. However, because our Class A unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our Class A unitholders to the same extent, and may even impose additional tax burdens on some of our Class A unitholders. As discussed above, if the entity were a non-U.S. corporation it may be considered a PFIC or a CFC. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition would be subject to such tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other State, Local, and Non-U.S. Jurisdictions

In addition to U.S. federal income tax consequences, you may be subject to potential U.S. state and local taxes because of an investment in us in the U.S. state or locality in which you are a resident for tax purposes or in which we have investments or activities. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in state, local or non-U.S. jurisdictions in which we invest, or in which entities in which we own interests conduct activities or derive income. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisers regarding the U.S. state, local and non-U.S. tax consequences of an investment in us.

Transferor/Transferee Allocations

Our taxable income and losses will be determined and apportioned among investors using conventions we regard as consistent with applicable law. As a result, if you transfer your Class A units, you may be allocated income, gain, loss and deduction realized by us after the date of transfer.

Although Section 706 of the Code provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our allocation method complies with its requirements. If our convention were not permitted, the IRS might contend that our taxable income or losses must be reallocated among the investors. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our board of directors is authorized to revise our method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Taxes

If Class A units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our Class A units.

U.S. Taxation of Tax-Exempt U.S. Holders of Class A Units

A holder of Class A units that is a tax-exempt entity for U.S. federal income tax purposes (including an individual retirement account or 401(k) plan participant) and therefore exempt from most U.S. federal income taxation may nevertheless be subject to “unrelated business income tax” to the extent, if any, that its allocable share of our income consists of “unrelated business taxable income,” or UBTI. A tax-exempt partner of a partnership that regularly engages in a trade or business which is unrelated to the exempt function of the tax-

exempt partner must include in computing its UBTI its pro rata share (whether or not distributed) of such partnership’s gross income derived from such unrelated trade or business. Moreover, a tax-exempt partner of a partnership could be treated as earning UBTI to the extent that such partnership derives income from “debt-financed property,” or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is “acquisition indebtedness” (that is, indebtedness incurred in acquiring or holding property).

Because we are under no obligation to minimize UBTI, tax-exempt U.S. Holders of Class A units should consult their own tax advisers regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in Class A units for purposes of these tests will depend on whether we are treated as a “qualifying publicly traded partnership.” If our limited liability company is so treated, then the Class A units themselves are the relevant assets for purposes of the 50% asset value test and the net income from the Class A units is the relevant gross income for purposes of the 90% gross income test. RICs may not invest greater than 25% of their assets in one or more qualifying publicly traded partnerships. All income derived from a qualifying publicly traded partnership is considered qualifying income for purposes of the RIC 90% gross income test described above. However, if we are not treated as a qualifying publicly traded partnership for purposes of the RIC rules, then the relevant assets for the RIC asset test will be the RIC’s allocable share of the underlying assets held by us and the relevant gross income for the RIC income test will be the RIC’s allocable share of the underlying gross income earned by us. Whether we will qualify as a “qualifying publicly traded partnership” depends on the exact nature of our future investments, but we do not expect to be treated as a “qualifying publicly traded partnership.” In addition, as discussed above under “—Consequences to U.S. Holders of Class A Units,” we may derive taxable income from an investment that is not matched by a corresponding cash distribution. Accordingly, a RIC investing in our Class A units may recognize income for U.S. federal income tax purposes without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements under Sections 852 and 4982 of the Code for avoiding income and excise taxes. RICs should consult their own tax advisers about the U.S. tax consequences of an investment in Class A units.

Consequences to Non-U.S. Holders of Class A Units

U.S. Income Tax Consequences

In light of our intended investment activities, we may be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes, which may cause some portion of our income to be treated as effectively connected income, or ECI, with respect to non-U.S. holders. Moreover, dividends paid by an investment that we make in a real estate investment trust, or REIT, that are attributable to gains from the sale of U.S. real property interests and sales of certain investments in interests in U.S. real property, including stock of certain U.S. corporations owning significant U.S. real property, may be treated as ECI with respect to certain non-U.S. Holders.

To the extent our income is treated as ECI, non-U.S. Holders would be (1) subject to withholding tax on their allocable share of such income, (2) required to file a U.S. federal income tax return for such year reporting their allocable share, if any, of income or loss effectively connected with such trade or business, including certain income from U.S. sources not related to us, and (3) required to pay U.S. federal income tax at regular U.S. federal income tax rates on any such income. Moreover, a corporate non-U.S. Holder might be subject to a U.S. branch profits tax on its allocable share of its ECI. Any amount so withheld would be creditable against such non-U.S. Holder’s U.S. federal income tax liability, and such non-U.S. Holder could claim a refund to the extent that the amount withheld exceeded such non-U.S. Holder’s U.S. federal income tax liability for the taxable year. Finally, if our income is treated as ECI, a portion of any gain recognized by a holder who is a non-U.S. Holder on the sale or exchange of its Class A units could be treated for U.S. federal income tax purposes as ECI, and hence such non-U.S. Holder could be subject to U.S. federal income tax on the sale or exchange.

To the extent we receive dividends from a U.S. corporation through the Oaktree Operating Group and its investment vehicles, your allocable share of distributions of such dividend income will be subject to U.S. withholding tax at a rate of 30%, unless you are eligible for a reduced rate of such withholding and provide us with certain relevant tax status information. Distributions to you may also be subject to withholding to the extent they are attributable to the sale of a U.S. real property interest or if the distribution is otherwise considered fixed or determinable annual or periodic income under the Code, provided that an exemption from or a reduced rate of such withholding may apply if certain tax status information is provided. If such information is not provided and you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations, if you reside in a treaty jurisdiction which does not treat our limited liability company as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. You should consult your tax advisers regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a non-U.S. Holder that (1) has an office or fixed place of business in the United States, (2) is present in the United States for 183 days or more in a taxable year or (3) is a former citizen of the United States, a foreign insurance company that is treated as holding interests in us in connection with their U.S. business, a PFIC or a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your tax advisers regarding the application of these special rules.

U.S. Federal Estate Tax Consequences

The U.S. federal estate tax treatment of our Class A units with regards to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our Class A units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Prospective individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with regard to our units.

Administrative Matters

Taxable Year

We currently use the calendar year as our taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Tax Matters Member

OCGH acts as our “tax matters member” or “partnership representative,” as applicable. As the tax matters member or partnership representative, OCGH has the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

It may require a substantial period of time after the end of our fiscal year to obtain the requisite information from all lower-tier entities to enable us to prepare and deliver Schedule K-1s to IRS Form 1065. If we cannot provide timely Schedule K-1s, we expect to provide estimates of such tax information (including your allocable share of our income, gain, loss and deduction for our preceding year) by the deadline for filing U.S. income tax returns each year; in that event, however, there is no assurance that the Schedule K-1s, which would be provided after the estimates, will be the same as our estimates. For this reason, holders of Class A units who are U.S. taxpayers may want to file annually with the IRS (and certain states) a request for an extension past the due date of their income tax return.

In addition, in the event we provide separate estimates and subsequent Schedule K-1s, it is possible that a Class A unitholder will be required to file amended income tax returns as a result of adjustments to items on the corresponding income tax returns of the partnership. Any obligation of a Class A unitholder to file amended income tax returns for that or any other reason, including any costs incurred in the preparation or filing of such returns, is the responsibility of each Class A unitholder.

In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a reportable transaction if, for example, we recognize certain significant losses in the future. In certain circumstances, a Class A unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear and it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (1) significant accuracy-related penalties with a broad scope, (2) for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and (3) in the case of a listed transaction, an extended statute of limitations.

Class A unitholders should consult their tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the dispositions of their interests in us.

Constructive Termination

Subject to the large partnership election rules described below, we will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period.

Our termination would result in the close of our taxable year for all holders of Class A units. In the case of a holder reporting on a taxable year other than a fiscal year ending on our year-end, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in such holder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new tax election under Section 754 of the Code. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the Class A unitholders, and such Schedules K-1 would have to be provided to Class A unitholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent us from suffering a “technical termination” (which would close our taxable year) if within a twelve-month period there is a sale or exchange of 50 percent or more of our total interests. We have the discretion to make such an election, if eligible. If we make such election, IRS audit adjustments will flow through to holders of the Class A units for the year in which the adjustments take effect, rather than the holders of Class A units in the year to which the adjustment relates. In addition, we, rather than the holders of the Class A units individually, will be liable for any interest and penalties that result from an audit adjustment.

Withholding and Backup Withholding

For each calendar year, we will report to you and the IRS the amount of distributions we made to you and the amount of U.S. federal income tax (if any) that we withheld on those distributions. The proper application to us of rules for withholding under Section 1441 of the Code (applicable to certain dividends, interest and similar items) is unclear. Because the documentation we receive may not properly reflect the identities of partners at any particular time (in light of possible sales of Class A units), we may over-withhold or under-withhold with respect to a particular holder of Class A units. For example, we may impose withholding, remit that amount to the IRS and thus reduce the amount of a distribution paid to a non-U.S. Holder. It may turn out, however, the corresponding amount of our income was not properly allocable to such holder, and the withholding should have been less than the actual withholding. Such holder would be entitled to a credit against the holder’s U.S. tax liability for all withholding, including any such excess withholding, but if the withholding exceeded the holder’s U.S. tax liability, the holder would have to apply for a refund to obtain the benefit of the excess withholding. Similarly, we may fail to withhold on a distribution, and it may turn out the corresponding income was properly allocable to a non-U.S. Holder and withholding should have been imposed. In that event, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne by all holders of Class A units on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant non-U.S. Holder).

Under the backup withholding rules, you may be subject to backup withholding tax (at the rate of 28%) with respect to distributions paid unless: (1) you are a corporation or come within another exempt category and demonstrate this fact when required or (2) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN or Form W-8 BEN-E. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us (or the clearing agent or other intermediary, as appropriate) with IRS Form W-8 or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. backup withholding taxes in excess of what would have been imposed had we received certifications from all investors. Such excess U.S. backup withholding taxes may be treated by us as an expense that will be borne by all investors on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the holders that failed to timely provide the proper U.S. tax certifications).

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. withholding tax may apply to certain payments or, for a disposition occurring after December 31, 2018, the gross proceeds from a disposition of any U.S. stock or securities, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). Non-U.S. and U.S. Holders are encouraged to consult their own tax advisors regarding the implications of FATCA on their investment in our Class A units.

Nominee Reporting

Persons who hold an interest in our limited liability company as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•

whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (3) a tax-exempt entity;

•	the amount and description of Class A units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Class A units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Class A units with the information furnished to us.

New Partnership Audit Legislation

Legislation was recently enacted that significantly changes the rules for U.S. federal income tax audits of partnerships. Such audits will continue to be conducted at the partnership level, but with respect to tax returns for taxable years beginning after December 31, 2017, and, unless a partnership qualifies for and affirmatively elects an alternative procedure, any adjustments to the amount of tax due (including interest and penalties) will be payable by the partnership. Under the alternative procedure, if elected, a partnership would issue information returns to persons who were partners in the audited year, who would then be required to take the adjustments into account in calculating their own tax liability, and the partnership would not be liable for the adjustments. If we are able to and in fact elect the alternative procedure for a given adjustment, the amount of taxes for which such persons will be liable will be increased by any applicable penalties and a special interest charge.

There can be no assurance that we will be eligible to make such an election or that we will, in fact, make such an election for any given adjustment. If we do not or are unable to make such an election, then (1) the then current holders of the Class A units, in the aggregate, could indirectly bear income tax liabilities in excess of the aggregate amount of taxes that would have been due had we elected the alternative procedure, and (2) a given holder may indirectly bear taxes attributable to income allocable to other holders or former holders, including taxes (as well as interest and penalties) with respect to periods prior to such holder’s ownership of the Class A units. Accordingly, it is possible that a holder will bear tax liabilities unrelated to its ownership of the Class A units. Amounts available for distribution to the holders of the Class A units may be reduced as result of our obligations to pay any taxes associated with an adjustment.

The partnership representative of OCG will be the only person with the authority to act on our behalf with respect to audits and certain other tax matters and may decide not to elect (or may be unable to elect) the alternative procedure for any particular adjustment. In addition, we and each holder will be bound by the actions taken by the partnership representative on our behalf during any audit or litigation proceeding concerning U.S. federal income taxes.

Many issues and the overall effect of this new legislation on us are uncertain, and holders should consult their own tax advisors regarding all aspects of this legislation as it affects their particular circumstances.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or our Class A unitholders will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships or entities treated as partnerships for U.S. federal income tax purposes. The present U.S. federal income tax treatment of an investment in our Class A units may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. Changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the Qualifying Income Exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect or cause us to change our investments and commitments, affect the tax considerations of an investment in us and adversely affect an investment in our Class A units. See “Risk Factors—Risks Relating to United States Taxation” in our most recent Annual Report on Form 10-K. We and our Class A unitholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

Our organizational documents and agreements permit our board of directors to modify the amended and restated operating agreement from time to time, without the consent of the Class A unitholders, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our Class A unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH PROSPECTIVE HOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN THE CLASS A UNITS.

CERTAIN ERISA CONSIDERATIONS

Unless otherwise indicated in the applicable prospectus supplement, the offered securities may, subject to certain legal restrictions, be held by (i) “employee benefit plans” (as defined in Section 3(3) of the U.S.

Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) subject to Title I of ERISA, (ii) plans, individual retirement accounts and other arrangements subject to Section 4975 of the Code, or provisions under other federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”) and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Plan”). Each prospective holder must determine whether the purchase or holding of an interest in an offered security with the assets of a Plan is consistent with applicable fiduciary duties and will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The ERISA and prohibited transaction laws and regulations applicable to persons investing in “plan assets” are complex and are subject to varying interpretations. Moreover, the effect of such laws and regulations and the potential availability of exemptions thereto will vary with the particular circumstances of the offered securities and of each prospective holder and in reviewing this prospectus these matters should be considered. Each plan fiduciary or other person considering a purchase of any offered securities on behalf of, or with the assets of, any Plan should consult its legal advisor concerning the matters described herein.

LEGAL MATTERS

Simpson Thacher & Bartlett LLP, Los Angeles, California, has passed upon the validity of the securities and has provided a tax opinion in connection with the Class A units.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

An investment vehicle composed of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others own an interest representing less than 1% of the capital commitments of investment funds managed by OCG or one or more of its subsidiaries.